REGISTRATION NO. 333-136776/811-04909

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 1	☐
Post-Effective Amendment No.	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 36	☒
(Check appropriate box or boxes.)

SYMETRA SEPARATE ACCOUNT SL

(Exact Name of Registrant)

Symetra Life Insurance Company

(Name of Depositor)

777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004
(Address of Depositor’s Principal Executive Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code (425) 256-8000

Name and Address of Agent for Service

Jacqueline Veneziani

777 108th Ave NE, Suite 1200

Bellevue, Washington 98004

(425) 256-5026

Approximate date of Proposed Public Offering:

As Soon as Practicable after the effective date of this registration statement.

If appropriate, check the following:

☐        this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:

Flexible Premium Variable Life Insurance Policies

Complete®

INDIVIDUAL FLEXIBLE
PREMIUM VARIABLE LIFE INSURANCE
POLICY

issued by

SYMETRA SEPARATE
ACCOUNT SL
and
SYMETRA LIFE INSURANCE COMPANY

This prospectus describes the Complete Individual Flexible Premium Variable Life Insurance Policy and contains important information. Please read it before investing and keep it on file for future reference. This prospectus does not constitute an offering in any jurisdiction in which the contract may not lawfully be sold.

Investment in a variable life insurance policy is subject to risks, including the possible loss of principal. The policies are not deposits or obligations of, or guaranteed or endorsed by, any financial institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

To learn more about the Complete Individual Flexible Premium Variable Life Insurance Policy, you can obtain a copy of the Statement of Additional Information (SAI) dated December 31, 2006. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally part of the prospectus. You may request a free paper copy of the SAI, a paper copy of this prospectus if you have received it in an electronic format, or a prospectus for any of the underlying Portfolios by calling us at 1-800-796-3872, visiting us at www.symetra.com, or writing us at: PO Box 34690 Seattle, WA 98124-1690. The SEC maintains a website at (http:\\www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically.

Dated: December 31, 2006

AIM VARIABLE INSURANCE FUNDS

•  AIM V.I. Capital Appreciation Fund (Series II shares)

•  AIM V.I. Capital Development Fund (Series II shares)

•  AIM V.I. International Growth Fund (Series II shares)

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

•  American Century Investments VP Balanced Fund

•  American Century Investments VP International Fund

•  American Century Investments VP Value Fund

•  American Century Investments VP Inflation Protection Class II Fund

•  American Century Investments VP Large Company Value Class II Fund

•  American Century Investments VP Ultra® Class II Fund

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. - INITIAL SHARES

DREYFUS INVESTMENT PORTFOLIOS ("Dreyfus IP")

•  Dreyfus IP - Technology Growth Portfolio - Initial Shares

DREYFUS STOCK INDEX FUND, INC. - SERVICE SHARES

FIDELITY® VARIABLE INSURANCE PRODUCTS

•  Fidelity VIP Contrafund® Portfolio - Initial Class

•  Fidelity VIP Equity-Income Portfolio - Initial Class

•  Fidelity VIP Growth & Income Portfolio - Initial Class

•  Fidelity VIP Money Market Portfolio - Initial Class

•  Fidelity VIP Mid Cap Portfolio - Service Class 2

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

•  Franklin Flex Cap Growth Securities Fund - Class 2

•  Franklin Income Securities Fund - Class 2

•  Franklin Small Cap Value Securities Fund - Class 2

•  Franklin Small-Mid Cap Growth Securities Fund - Class 2

•  Franklin U.S. Government Fund - Class 2

•  Mutual Shares Securities Fund - Class 2

•  Templeton Developing Markets Securities Fund - Class 2

•  Templeton Global Income Securities Fund - Class 2

•  Templeton Growth Securities Fund - Class 2

PIONEER VARIABLE CONTRACTS TRUST

•  Pioneer Emerging Markets VCT Portfolio - Class II Shares

•  Pioneer Equity Income VCT Portfolio - Class II Shares

•  Pioneer High Yield VCT Portfolio - Class II Shares

•  Pioneer Real Estate VCT Portfolio - Class II Shares

•  Pioneer Small Cap Value VCT Portfolio - Class II Shares

•  Pioneer Strategic Income VCT Portfolio - Class II Shares

PIMCO VARIABLE INSURANCE TRUST

•  PIMCO CommodityRealReturn Strategy Portfolio - Administrative Class Shares

•  PIMCO All Asset Portfolio - Advisor Class Shares

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

6. TAXES	18

In General	18

Tax Status of the Policy	18

Modified Endowment Contracts	19

Distributions from Non-MEC Policies	19

Investor Control and Diversification	19

Tax Withholding	19

Business Use of Policy	20

Our Income Taxes	20

7. ACCESS TO YOUR MONEY	20

Loans	20

Withdrawals	21

Surrender	21

8. OTHER INFORMATION	21

Symetra Life	21

Separate Account	21

Changes to the Separate Account	21

General Account	22

Distribution (Principal Underwriter)	22

Legal Proceedings	22

Right to Suspend Transfers, Loans, Withdrawals, or Surrenders	22

Reports to Policy Owners	22

Amendments to the Policy	23

Website Information	23

Financial Statements	23

9. HYPOTHETICAL ILLUSTRATIONS	24

DEFINITIONS

The following words and phrases are capitalized in this prospectus and have the following meanings.

Administrative Office	The Symetra Life designated location where correspondence and payments should be mailed. The address is PO Box 724027, Atlanta, Georgia 31139-1027.

General Account	All of Symetra Life's assets other than those attributable to the Separate Account or other Symetra Life separate accounts.

Home Office	Symetra Life's principal place of business located at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004.

Insured	The person whose life we insure under the policy.

Monthly Anniversary	The same date in each succeeding month as the Policy Date. If a Monthly Anniversary falls on a day that the New York Stock Exchange (NYSE) is not open for trading, the Monthly Anniversary will be the next business day that the NYSE is open for trading. Similarly, if a Monthly Anniversary falls on the 29th, 30th, or 31st of any month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

Net Amount of Risk	The death benefit less the Policy Value on each day.

Net Cash Surrender Value	The amount of your Policy Value minus any loan and accrued loan interest and any accrued monthly deductions.

Policy Anniversary	The same month and day in each succeeding year as the Policy Date.

Policy Date	The date the Policy is effective. Policy years and anniversaries are measured from this date.

Policy Value	The sum of the value of policy assets in the Symetra Fixed Account and the Separate Account.

Portfolios	The variable investment options available under the policy.

Separate Account	Symetra Separate Account SL which is a segregated asset account established under Washington law.

Symetra Fixed Account	The investment option in this policy that provides for guaranteed interest and is part of Symetra's General Account.

1

BENEFIT SUMMARY

You should refer to your policy for actual and complete terms of the policy.

DEATH BENEFITS

The Individual Flexible Premium Variable Life Insurance Policy described in this prospectus is a contract between you, the owner, and Symetra Life Insurance Company, ("Symetra Life", "we" and "us"). In the policy, we promise to pay a death benefit to the named beneficiary when the Insured dies. The amount of death benefit generally depends upon your Policy Value and any loans you may take. Although your policy cannot lapse unless a policy loan exceeds your Policy Value, your death benefit will go up and down depending on the value of your policy.

The policy is flexible because, when you apply for the policy, you set the amount and frequency of premiums subject to our minimum requirements. You also may transfer among investment options and, subject to our approval, increase the amount of additional planned premiums.

The policy can be used for insurance protection and estate planning, as well as other long term financial goals. You should consider the policy in conjunction with other insurance you own.

INVESTMENT OPTION BENEFITS

Currently, the Separate Account invests in 34 sub accounts, referred to as "Portfolios". The Portfolios along with the Symetra Fixed Account are collectively referred to as "investment options". Not all Portfolios may be available for all policies. You can have money in all available Portfolios and the Symetra Fixed Account under the policy at any one time. We reserve the right to add, combine, restrict or remove any Portfolio available as an option under your policy.

ACCESS TO YOUR MONEY

Subject to certain restrictions, you can access the money in your policy in many ways.

Surrenders. At any time while the policy is in force and the Insured is alive, you may surrender your policy for the net cash surrender value. Surrenders will likely have tax consequences.

Withdrawal. After the first policy year, you can take money out of your policy through a withdrawal. There is no charge on withdrawals. However, withdrawals will decrease the death benefit and will likely have tax consequences.

Transfers. You can transfer money among any of the available Portfolios or between the Symetra Fixed Account and a Portfolio at any time while the policy is in force and the Insured is living. Transfers to and from the Symetra Fixed Account may be limited every policy year to 25% of the Policy Value and we reserve the right to impose other restrictions. The 25% limit will be based on the Policy Value as of the prior Policy Anniversary. See Section 3 - Transfers Among Portfolios and the Symetra Fixed Account for more information. There is a $25 charge for transfers that exceed 12 transfers per policy year. Your transfers may also be limited by Symetra Life's market timing and excessive trading policies and procedures. Scheduled transfer options are also available through dollar cost averaging and portfolio rebalancing and do not count against your 12 free transfers per policy year.

LOAN BENEFITS

You may take loans in any amount up to 100% of your net cash surrender value. The loan interest rate charged on loans under the policy is an annual effective rate of 5%. The annual effective interest rate credited on the amounts transferred from the Portfolios to the loaned portion of your policy to collateralize the loan is 3%. This results in an annualized cost to you of 2% for loans. Loans will likely have tax consequences.

TAX BENEFITS

We intend for the policy to satisfy the definition of life insurance under the Internal Revenue Code. In addition, your policy is designed so that it will most likely be treated as a modified endowment contract (MEC) under federal tax laws. Therefore, the death benefit generally should be excludable from the gross income of its recipient. Similarly, you should not be deemed to be in constructive receipt of the Policy Value, and therefore should not be taxed on increases in the Policy Value until you take out a loan, make a withdrawal, or surrender the policy. In addition, transfers of Policy Value are not taxable transactions.

2

RISK SUMMARY

You should refer to your policy for actual and complete terms of the policy.

PREMIUM PAYMENT RISK

On every Policy Anniversary, we will determine whether the total amount of premiums you have paid is less than 80% of the total planned premiums you set when we issued the policy. If the amount is less than 80%, you will be granted an additional period of 62 calendar days to make additional premium payments. In that time, if we do not receive sufficient money to make up the additional required premium, then future planned premiums will be limited and your death benefit will be lower.

INVESTMENT RISK

The policy is designed for long term financial planning. Accordingly, the policy is not suitable as a short-term investment.

If you invest in the available Portfolios under the policy, your policy will be subject to investment performance. Depending upon market conditions, you can make or lose money in any of these Portfolios. Your Policy Value and death benefit will go up or down as a result of investment performance. You may also allocate money to the Symetra Fixed Account, which credits guaranteed interest. You assume the risk that the interest rate on the Symetra Fixed Account may decrease, although it will never be less than an annual effective guaranteed interest rate of 3%.

The risks and benefits of each Portfolio are fully described in its prospectus which, if not accompanying this prospectus, is available at no charge upon request. Please refer to the prospectuses for the underlying Portfolios for a complete discussion including the investment risks. There is no assurance that any of the Portfolios will achieve its stated investment objective.

WITHDRAWALS

There are risks associated with taking withdrawals from your policy. Withdrawals reduce the number of accumulation units in the Portfolios and/or the value of the Symetra Fixed Account. For this reason, withdrawals have an affect on your net cash surrender value and the death benefit payable under your policy. They will also likely have tax consequences. Withdrawals also increase the risk that:

•  you will not accumulate enough Policy Value to meet your future financial needs; or

•  your beneficiary will receive less money.

TAX RISKS

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance under federal tax law, a life insurance policy must satisfy certain requirements set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a policy issued on a standard rate class basis should generally be deemed a life insurance contract under federal tax law. There is less guidance, however, with respect to policies issued on a substandard basis, and it is not clear whether such policies will in all cases satisfy the applicable requirements.

In addition, your policy is designed so that it will most likely be treated as a modified endowment contract (MEC) under federal tax laws. If your policy is treated as a MEC, withdrawals, full surrenders, and policy loans incur taxes. If you are under age 59 1/2, you may also incur a 10% tax penalty. We monitor the status of your policy and will advise you if your policy is a MEC or if a transaction has caused it to become a MEC.

LOAN RISKS

There are risks associated with policy loans. Loaned amounts do not participate in earnings from the Portfolios and do not receive higher interest rates that may be available in the Symetra Fixed Account. For this reason, loans, whether or not repaid, have a permanent effect on the amount of money you are able to accumulate in your policy. Your Policy Value and the proceeds paid upon your death will be reduced by the amount of any outstanding loans plus any accrued interest. Loans may also result in policy lapse if the loan amount exceeds your Policy Value. Loans will also likely be treated as taxable distributions and may be subject to a 10% tax penalty. Please consult a tax advisor before borrowing money from your policy.

POLICY LAPSE RISK

Your Policy Value must exceed the amount you have in loans and loan interest or your policy will lapse. If you do not have enough Policy Value to cover the loan and loan interest, you will be granted a grace period of 62 calendar days to pay the amount of the loans and loan interest due. If we don't receive this amount before the end of the grace period, all coverage under the policy will terminate and you will receive no benefits.

INQUIRIES

For general correspondence or payments please contact our Administrative Office at:

Symetra Life Insurance Company
PO Box 724027
Atlanta, GA 31139-1027
Telephone  1-888-737-3855
Facsimile  1-770-690-1981

For overnight mail, please contact us at:

Symetra Life Insurance Company
6425 Powers Ferry Road, 3rd Floor
Atlanta, GA 30339

Our Home Office is located at:

777 108th Ave. NE, Suite 1200
Bellevue, WA 98004

On the internet, please go to:

http:\\www.symetra.com

3

SYMETRA SEPARATE ACCOUNT SL FEE TABLE

The purpose of the Fee Table is to show you the various fees and expenses you will incur directly and indirectly by buying, owning, and surrendering the policy. The Fee Table reflects the expenses of the Separate Account as well as the Portfolios.

TRANSACTION FEES

The Transactions Table describes the fees and expenses that you will pay when you buy and own the policy. There are no surrender charges in this policy.

CHARGE	WHEN CHARGE IS DEDUCTED	MAXIMUM AMOUNT		CURRENT AMOUNT
		DEDUCTED		DEDUCTED
STATE PREMIUM TAXES (1)(2)	Upon payment of each premium	3.5	% of each premium	3.5	% of each premium

PREMIUM CHARGE	Upon payment of each premium	2.5	% of each premium	1.25	% of each premium

TRANSFER CHARGE	Assessed for each transfer in excess of 12 transfers in a policy year	$25		$25

(1)  For this Policy, "state premium taxes" are based on taxes charged by state and other governmental entities (e.g., municipalities) which are measured by or based upon the amount of premium received by Symetra Life. In Oregon, this is called a premium based administrative charge. These state premium tax charges approximate the actual premium taxes we pay and range from 2.1% to 3.5%. The taxes charged on your premiums are based on your state of residence and are subject to change.

(2)  Under current Federal income tax law, we are not taxed on the Separate Account's operations. Thus, we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

The Periodic Charges Table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Portfolio Operating fees and expenses.

WHEN CHARGE ISAMOUNT DEDUCTED
CHARGE	DEDUCTED	GUARANTEED CHARGE	CURRENT CHARGE
COST OF INSURANCE CHARGE (1)(2)	Monthly(2)

Minimum Charge		Annual rate of $0.18 per $1,000 per net amount of risk	Annual rate of $0.09 per $1,000 per net amount of risk

Maximum Charge		Annual rate of $350.32 per $1,000 per net amount of risk	Annual rate of $350.32 per $1,000 per net amount of risk

55 year old Male Standard Non-Nicotine User (2)(3)		Annual rate of $6.52 per $1,000 per net amount of risk	Annual rate of $3.50 per $1,000 per net amount of risk

MORTALITY AND EXPENSE RISK CHARGE (2)(4)	Monthly	Annual rate of 0.75% of the prior day's ending Policy Value	Annual rate of 0.75% of the prior day's ending Policy Value

ADMINISTRATION CHARGE	Monthly	Monthly rate of .025% of the month-end Policy Value not to exceed $8.00 per month	Monthly rate of .025% of the month-end Policy Value not to exceed $8.00 per month

DISTRIBUTION CHARGE (2)(5)	Monthly(2)	Annual rate of 1.5% of the prior day's ending Policy Value	Annual rate of 1.5% of the prior day's ending Policy Value

(1)  This charge is based on the Insured's gender, age and risk classification, the duration of the policy and the amount of insurance coverage. The charges shown in this table may not be representative of the charges that a particular policy owner will pay. For more information on the cost of insurance charge that would apply to you, please contact your registered representative or us at our Administrative Office.

(2)  The Cost of Insurance Charge, the Mortality and Expense Risk Charge, and the Distribution Charge are calculated daily and deducted monthly on your Monthly Anniversary. At all times, the net cash surrender value reflects the daily calculation for these charges. If you surrender your policy, we will deduct any Cost of Insurance Charges, Mortality and Expense Risk Charge, and Distribution Charges accrued and owed to us.

(3)  The rates shown are for for a 55 year old male standard non-nicotine user for the first policy year only. The rates will change each policy year thereafter to reflect the insured's attained age and risk class. For more information on the rate that would apply to you, please contact your registered representative or us at our Administrative Office.

(4)  The Mortality and Expense Risk Charge declines after policy year 20 to an annual rate of 0.60% and after policy year 30 to an annual rate of 0.50%.

(5)  The Distribution Charge is based on the Policy Value. It ranges from a maximum of 1.50% for the first $499,999.99 of Policy Value to a minimum of 0.50% for Policy Values equal to or in excess of $5,000,000.

LOAN INTEREST RATE

	WHEN CHARGE IS DEDUCTED	MAXIMUM RATE	CURRENT RATE
NET INTEREST CHARGED ON LOANS	On each Policy Anniversary following the Loan Date (1)	2% of the loan amount (2)	2% of the loan amount

(1)  Loan interest is accrued daily. If you surrender your policy or take a partial withdrawal, we will deduct any loan interest accrued and owed to us.

(2)  We charge an interest rate of 5% on new and existing loans but we also credit loaned amounts with a rate of 3%. This makes the net cost of a loan equal to 2%.

4

TOTAL ANNUAL PORTFOLIO EXPENSES

The Total Annual Portfolio Expense Table shows the lowest and highest total operating expenses deducted from Portfolio assets that you would have paid as of the end of the fiscal year 12/31/05. Actual expenses in the future may be higher. More detail concerning each individual portfolio company's fees and expenses is contained in the prospectus for each Portfolio.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES	Lowest	Highest
Expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees and other expenses	0.29%	1.99%

ANNUAL PORTFOLIO OPERATING EXPENSES
(as a percentage of average net assets)

The Portfolio Operating Expenses Table shows the annual operating expenses separately for each Portfolio (also referred to as the fund) for the fiscal year ended December 31, 2005. The table below shows the Total Annual Portfolio Operating Expenses and for those Portfolios where a contractual agreement to waive or reimburse all or a portion of the Portfolio expenses exists, the Net Total Annual Portfolio Operating Expenses are shown as well. Please see the individual Portfolio prospectuses for more detailed information about Portfolio expenses.

We have agreements with each of the fund managers that describe the administrative practices and responsibilities of the parties. To the extent it performs services for the fund, Symetra Life may receive an asset based administrative fee from the fund's advisor or distributor. These fees may be up to 0.30% per year and may depend on the amount we have invested in the Portfolios. In addition, the funds may make payments to Symetra Life or its affiliates pursuant to a distribution and/or servicing plan adopted by the fund pursuant to Rule 12b-1 under the Investment Company Act of 1940. Such distribution or "12b-1" fees are disclosed in the table below.

	Management Fees		Distribution Service (12b-1) Fees		Other Expenses		Total Annual Portfolio Operating Expenses		Contractual Expense Waiver or Reimbursement		Net Total Annual Portfolio Operating Expenses (After any reimbursement and waiver agreements)
AIM V.I. Capital Appreciation Fund (Series II shares)	0.61%		0.25%		0.29%		1.15%		-		1.15	%(1)(2)
AIM V.I. Capital Development Fund (Series II shares)	0.75%		0.25%		0.34%		1.34%		-		1.34	%(1)(3)
AIM V.I. International Growth Fund (Series II Shares)	0.73%		0.25%		0.38%		1.36%		-		1.36	%(1)
American Century Investments VP Balanced Fund	0.89%		None		None		0.89%		-		0.89%
American Century Investments VP International Fund	1.23%		None		None		1.23%		-		1.23%
American Century Investments VP Value Fund	0.93%		None		None		0.93%		-		0.93%
American Century Investments VP Ultra® Class II Fund	0.90%		0.25%		0.01%		1.16%		-		1.16%
American Century Investments VP Large Company Value Class II Fund	0.80%		0.25%		0.01%		1.06%		-0.80%		0.26%
American Century VP Inflation Protection Class II Fund	0.49%		0.25%		0.01%		0.75%		-		0.75%
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares	0.75%		None		0.06%		0.81%		-		0.81%
Dreyfus IP - Technology Growth Portfolio - Initial Shares	0.75%		None		0.06%		0.81%		-		0.81%
Dreyfus Stock Index Fund, Inc. - Service Shares	0.25%		0.25%		0.02%		0.52%		-		0.52%
Fidelity VIP Contrafund® Portfolio - Initial Class Shares	0.57%		None		0.09%		0.66%		-0.02	%(4)	0.64	%(4)
Fidelity VIP Equity-Income Portfolio - Initial Class Shares	0.47%		None		0.09%		0.56%		-0.01	%(5)	0.55	%(5)
Fidelity VIP Growth & Income Portfolio - Initial Class Shares	0.47%		None		0.12%		0.59%		-0.05	%(4)	0.54	%(4)
Fidelity VIP Money Market Portfolio - Initial Class Shares	0.20%		None		0.09%		0.29%		-		0.29%
Fidelity VIP Mid Cap Portfolio - Service Class 2 Shares	0.57%		0.25%		0.12%		0.94%		-0.05	%(4)	0.89	%(4)
Franklin Small-Mid Cap Growth Securities Fund - Class 2	0.48%		0.25	%(6)	0.28%		1.01%		-0.02	%(7)	0.99	%(7)
Franklin U.S. Government Fund - Class 2	0.49	%(8)	0.25	%(6)	0.03%		0.77%		-		0.77%
Franklin Flex Cap Growth Securities Fund - Class 2	0.75	%(9)	0.25	%(6)	0.48	%(9)	1.48	%(10)	-0.55	%(7)	0.93	%(10)(7)
Franklin Small Cap Value Securities Fund - Class 2	0.52%		0.25	%(6)	0.17%		0.94%		-0.05	%(7)	0.89	%(7)
Franklin Income Securities Fund - Class 2	0.46	%(8)	0.25	%(6)	0.02%		0.73%		-		0.73%
Mutual Shares Securities Fund - Class 2	0.60%		0.25	%(6)	0.18%		1.03%		-		1.03%
Templeton Developing Markets Securities Fund - Class 2	1.24%		0.25%		0.29%		1.78%		-		1.78%
Templeton Global Income Securities Fund - Class 2	0.62	%(8)	0.25%		0.12%		0.99%		-		0.99%
Templeton Growth Securities Fund - Class 2	0.75	%(8)	0.25	%(6)	0.07%		1.07%		-		1.07%

5

	Management Fees	Distribution Service (12b-1) Fees	Other Expenses		Total Annual Portfolio Operating Expenses	Contractual Expense Waiver or Reimbursement	Net Total Annual Portfolio Operating Expenses (After any reimbursement and waiver agreements)
Pioneer Emerging Markets VCT Portfolio - Class II Shares	1.15%	0.25%	0.59%		1.99%	-	1.99%
Pioneer Equity Income VCT Portfolio - Class II Shares	0.65%	0.25%	0.06%		0.96%	-	0.96%
Pioneer High Yield VCT Portfolio - Class II Shares	0.65%	0.25%	0.12%		1.02%	-	1.02%
Pioneer Real Estate VCT Portfolio - Class II Shares	0.80%	0.25%	0.13%		1.18%	-	1.18%
Pioneer Small Cap Value VCT Portfolio - Class II Shares	0.75%	0.25%	0.39%		1.39%	-	1.39%
Pioneer Strategic Income VCT Portfolio - Class II Shares	0.65%	0.25%	0.24%		1.14%	-	1.14%
PIMCO CommodityRealReturn Strategy Portfolio - Administrative Class Shares	0.49%	0.15%	0.94	%(11)	1.58%	-0.68%	0.90%
PIMCO All Asset Portfolio - Advisor Class Shares	0.20%	0.25%	0.25%		0.70%	-	0.70%

The above Portfolio expenses were provided by the Portfolios. We have not independently verified the accuracy of the information.

(1)  The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses of Series II shares to 1.45% of average daily net assets. The expense limitation agreement is in effect through April 30, 2007.

(2)  As a result of a reorganization of another Fund into the Fund, which will occur on or about May 1, 2006 for AIM V.I. Capital Appreciation Fund and AIM V.I. Core Equity Fund and June 12, 2006 for AIM V.I. Large Cap Growth Fund, the Fund's Total Annual Operating Expenses have been restated to reflect such reorganization.

(3)  Effective January 1, 2005 through June 30, 2006, the advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement.

(4)  A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.64% for the Fidelity VIP Contrafund® Portfolio - Initial Class shares; 0.54% for the Fidelity VIP Growth & Income Portfolio - Initial Class Shares; and 0.89% for the Fidelity VIP Mid Cap Portfolio - Service Class 2 Shares. These offsets may be discontinued at any time.

(5)  A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. Including this reduction, the total class operating expenses would have been 0.55% for the Fidelity VIP Equity-Income Portfolio - Initial Class Shares. This offset may be discontinued at any time.

(6)  While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.

(7)  The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Fund's Board of Trustees (Board) and an exemptive order by the Securities and Exchange Commission (SEC).

(8)  The Fund administration fee is paid indirectly through the management fee.

(9)  The manager and administrator have agreed in advance to waive or limit their respective fees and, if necessary, to assume as their own expense certain expenses otherwise payable by the Fund (other than certain expenses, including litigation, indemnification or other extraordinary events) so that total expenses do not exceed 0.93% for Franklin Flex Cap Growth Securities Fund (Flex Cap). The manager also has agreed to reduce its fees to reflect reduced services resulting from a Fund's investment in the Sweep Money Fund. Before these fee waivers and reductions, the management fees and total operating expenses for the period ended December 31, 2005, would have been 0.75% and 1.48%, respectively, for Flex Cap. After April 30, 2007, the manager and administrator may discontinue the fee waiver. The manager, however, is required by the Board and an SEC exemptive order to reduce its fees with respect to assets invested by a Fund in the Sweep Money Fund.

(10)  Operating expenses are annualized.

(11)  Ratio of net expenses to average net assets excluding interest expense is 0.89%.

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1.  THE POLICY

The Individual Flexible Premium Variable Life Insurance Policy described in this prospectus is a contract between you, the owner, and Symetra Life Insurance Company, ("Symetra Life", "we" and "us"). While the policy is in force, we promise to pay a death benefit to the named beneficiary when the Insured dies.

The policy is called "flexible" because, when you apply for the policy, you choose the amount and frequency of premiums, subject to our minimum premium requirements. We underwrite the planned premiums you apply for rather than a specific face amount.

The policy is called "variable" because you can choose among the available variable investment Portfolios in which you can make or lose money depending upon market conditions. The investment performance of the Portfolio(s) you choose affects the value of your policy and will affect the value of your death benefit.

The policy also has a fixed account. Your money in the fixed account earns interest at a rate we set. The annual effective interest rate will never be less than 3%. The rate credited to premiums and other allocations to the Symetra Fixed Account are guaranteed for at least 12 months.

The policy benefits from tax deferral. While the Insured is living, you pay no tax on policy earnings unless you take money out. When the Insured dies, the death benefit is paid to your named beneficiary free from federal income tax.

To purchase a policy, you must submit an application, including your requested planned premiums, and provide evidence of insurability satisfactory to us. Before approving an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium.

State Variations. This prospectus generally describes applicable provisions of the policy, and certain provisions of your policy may be different from the description in the prospectus. You should refer to your policy for specific variations since any such state variations will be included in your policy or in endorsements attached to your policy. See your agent or contact us for specific information that may be applicable to your state.

OWNER

The owner of the policy is as shown on the policy application unless changed. You, as owner, may exercise all ownership rights under the policy.

The policy can be owned by joint owners. Each joint owner has equal ownership rights and must exercise those rights jointly.

Use care when naming joint owners and beneficiaries and consult your agent or other adviser if you have questions.

INSURED

The Insured is the person whose life is covered under the policy. The owner can be, but does not have to be, the same as the Insured.

BENEFICIARY

The beneficiary is the person or entity you choose to receive the death benefit when the Insured dies.

ASSIGNMENT

You may assign the policy. The assignment will become effective when we receive written notification at our Administrative Office. Your rights and those of any other person under the policy are subject to the assignment. We are not responsible for the validity of any assignments. If your policy is a Modified Endowment Contract ("MEC"), an assignment will likely be taxable. See Section 6-Taxes for more information. An absolute assignment will be considered a change of ownership.

2.  PREMIUMS

Premiums should be made payable to Symetra Life Insurance Company and must be made in a form acceptable to us. You may choose to pay premiums:

•  By personal check drawn on U.S. funds;

•  By cashier's check; or

•  By Wire Transfer originating from a bank in the United States.

You may change the method of paying premiums at any time without charge.

We will not accept premium payments made in the following forms:

•  Cash;

•  Credit cards;

•  Money orders or travelers checks;

•  Third Party checks; or

•  Agency checks, unless drawn on a Trust or fiduciary account.

POLICY DATE

The effective date of insurance coverage ("Policy Date") is dependent upon the completion of all underwriting requirements, payment of the full initial premium, and delivery of the policy with the completion of delivery requirements, if any, while the Insured is still living. We measure the Policy Anniversaries and the Monthly Anniversaries from the Policy Date. The Policy Date is shown in the Policy. If you have the policy but have not paid the initial premium, you have no insurance coverage. We do not issue temporary insurance coverage.

PLANNED PREMIUMS

When you apply for the Policy, you request the amount and frequency of premium payments you plan to make each policy year. We refer to these as "planned premiums". Your initial premium must be at least $25,000. Approval of your premium plan is subject to our underwriting requirements.

After you pay the initial premium, you may make future premium payments according to the premium plan you chose and that is shown in your policy. Future premium payments do not have to be level and do not have to be made every policy year. When you apply for the policy, you may set future premium payments that are higher or lower than your initial

7

premium payment to meet your needs. We will send you quarterly notices showing you premium payments you have made in a given Policy Year and what your planned premium payments for that Policy Year are. You can choose to make each policy year's planned premium in a lump sum or in installments. However, after the policy is issued, you may not pay us more than your planned premiums. Excess premium will be returned to you.

Every Policy Anniversary, we calculate the amount of premium payments you have made to the policy and compare that amount to the planned premiums. If our calculation shows that you have paid less than 100% of the planned premiums, then we will provide you written notice of the premium deficit. If you do not meet your premium plan, the amount you can invest into your Policy will be permanently reduced. Therefore, your Policy Value will also be reduced resulting in a lower death benefit.

Extended Premium Acceptance Period. We will allow you a 62-day period from the end of the Policy Year to pay the premium deficit for that Policy Year. We call this the "extended premium acceptance period". If you pay any premium during the extended premium acceptance period, we will apply such premium to the Policy Year just ended to the extent necessary to make up the premium deficit. Any excess premium will be applied to the current Policy Year unless you tell us otherwise. If you have a loan on your policy, any payments will be first applied to the loan and loan interest unless you tell us otherwise. Any remaining amount will then be applied to the premium deficit.

If a premium deficit remains unpaid after the extended premium acceptance period and the sum of the total premiums paid is less than 80% of the total planned premium, then future annual premiums will be revised and a new premium plan will be issued. Under the new premium plan, you will be limited to the lesser of:

•  the planned annual premium for each subsequent policy year, and

•  the annual premium paid in the policy year in which the total premiums paid fell below 80% of the total planned premium.

You are only allowed one revised premium plan under the policy. If you fail to pay at least 80% of the revised planned premiums, we will not accept any further payments to your policy.

The following Example shows how a premium deficit can affect your policy:

In this example, premiums paid in Policy Years 2 and 3 do not meet the premium plan. This causes the cumulative percentage to fall below 80% following Policy Year 3. As a result, the premiums in future years are limited to the amount of the last premium paid and a new revised premium plan is issued. In Policy Years 6 and 7, the premiums paid do not meet the revised premium plan causing the cumulative revised percentage to fall below 80% following Policy Year 7. Because 80% of the cumulative revised premium plan remains unpaid at the end of Policy Year 7, we no longer accept any further payments to the policy.

	Original		Cumulative			Revised		Cumulative Revised
Policy Year	Premium Plan	Premium Paid	Premium Plan	Premium Paid	%	Premium Plan	Premium Paid	Premium Plan	Premium Paid	%
1	250,000	250,000	250,000	250,000	100%
2	100,000	40,000	350,000	290,000	82.9%
3	100,000	60,000	450,000	350,000	77.8%
4	75,000					60,000	60,000	60,000	60,000	100%
5	50,000					50,000	50,000	110,000	110,000	100%
6	25,000					25,000	10,000	135,000	120,000	88.9%
7	50,000					50,000	15,000	185,000	135,000	73.0%
8	100,000					60,000		245,000
9	100,000					60,000		305,000
10	150,000					60,000		365,000

Premiums Made by 1035 Exchange: In the first policy year only, you may make a "1035 exchange" into this policy to meet your premium plan. Premiums made by 1035 exchange will be accepted under the following conditions:

•  If the exchange is equal to or no more than 105% of the planned premium by section 1035 exchange amount, it will be accepted in its entirety. A revised premium plan will be provided to you reflecting any increase due to the 1035 exchange.

•  If the exchange is more than 105% of the planned premium by section 1035 exchange amount, we will contact you for further instructions. We will examine the risks involved in accepting the 1035 exchange and either issue a new premium plan subject to underwriting, or reject the 1035 exchange in its entirety.

•  If the section 1035 exchange is less than the planned amount, it will be accepted in its entirety and treated like any other premium.

You should carefully consider whether to make a 1035 exchange into this policy. If the policy's cash value that you are exchanging fluctuates in value, we may receive less to apply to this policy than you anticipated. This means you may need to provide us additional premium from other sources in order to meet your premium plan under this policy. If we receive more than 105% of the planned premium and we are unable to accept the additional amount, we will attempt to return the 1035

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exchange to your previous carrier. In this case or in the event you decide not to accept the policy, your previous life insurer may be unwilling to reinstate your previous policy. You may lose insurance coverage and the other benefits available to you from your previous insurance carrier. You may also be subject to tax on the investment gain on your previous policy and possibly tax penalties.

Before you agree to exchange your existing coverage for this policy, you should carefully review this decision with your registered representative and your tax advisor.

As with payment of your initial premium, you may choose to make planned premiums directly to us or through a wire transfer. You may change the method of paying premiums at any time without charge.

Payments made by check and sent directly to our Administrative Office. Premium payments made by check and received with all the information we need to process it at our Administrative Office are credited to your policy on the same day as received by us. However, if your check is received without the necessary information we need to process it, or at any address other than the Administrative Office, processing delays will occur as we attempt to contact you to get the necessary information.

Payments made by Wire Transfer. Premium payments may be made by wire transfers under this policy. You must provide accurate wiring instructions to the wiring bank which must include your Symetra Complete policy number, the name in which the policy is issued and other information we may require. Prior to placing a wire transfer, please contact us at our Administrative Office for more information and to obtain wire transfer instructions.

ALLOCATION OF PREMIUM AND POLICY VALUE

You designate how your premiums are to be allocated when you apply for a policy. You may change the way future premiums are allocated by giving written notice to us. All percentage allocations must be in whole numbers, and must be at least 1%. The sum of the allocations must equal 100%.

We deduct the state premium tax charge and premium charge from your premium prior to allocating your premium to your policy. We call the applied premium your "net premium".

Subsequent payments will be allocated to the Portfolios and/or Symetra Fixed Account, according to the allocation instructions we have at that time. You may change your premium allocations at any time.

Any amounts allocated to the Symetra Fixed Account and the Portfolios are effective and valued as of the next close of regular trading at the New York Stock Exchange ("NYSE"). This is usually 4:00 p.m. Eastern time. If for any reason the NYSE has closed for the day prior to our receipt of your money, your allocations will be valued as of the close of the NYSE on its next regular business day.

The Policy Value is equal to the sum of the amount you have in the available Portfolios and the Symetra Fixed Account under the policy at any one time. On your Monthly Anniversary, the Policy Value will be reduced by the monthly deductions and the administration charge. See Section 4: Charges and Expenses for more information. The value of your policy can change daily depending upon market conditions.

The net cash surrender value is equal to the Policy Value minus any outstanding loan or loan interest and accrued daily deductions for the Cost of Insurance Charge, the Mortality and Expense Risk Charge, and the Distribution Charge for the current month.

ACCUMULATION UNITS

The value of the variable portion invested in the Separate Account of your policy will go up or down depending upon the investment performance of the Portfolio(s) you choose. In order to keep track of the value of the variable portfolios, we use a unit of measure called an accumulation unit which works like a share of a mutual fund.

We calculate the value of an accumulation unit for each Portfolio after the NYSE closes each day. To determine the current accumulation unit value, we take the prior day's accumulation unit value and multiply it by the net investment factor for the current day.

The net investment factor is used to measure the daily change in accumulation unit value for each Portfolio. The net investment factor equals:

•  the net asset value per share of a Portfolio at the end of the current day plus the per share amount of any dividend or income distributions made by the Portfolio that day; divided by

•  the net asset value per share of a Portfolio at the end of the prior day plus the per share amount of any dividend or income distributions made by the Portfolio that day.

The value of an accumulation unit may go up or down from day to day.

When you make net premium payments (including loan repayments) or transfers into a Portfolio, we credit your policy with accumulation units. Conversely, when you request a withdrawal or a transfer of money from a Portfolio, accumulation units are liquidated. In either case, the increase or decrease in the number of your accumulation units is determined by taking the amount of the net premium payment, transfer or withdrawal (less applicable charges) and dividing it by the value of an accumulation unit on the date the transaction occurs.

Example: Assume that on Monday, we receive a $1,000 net premium payment (after applicable state tax and premium charges are deducted) from you before the NYSE closes. You have told us you want this to go to the Fidelity VIP Growth & Income Portfolio. When the NYSE closes on that Monday, we determine that the value of an accumulation unit for the Fidelity VIP Growth & Income Portfolio is $34.12. We then divide $1,000 by $34.12 and credit your policy on Monday night with 29.31 accumulation units for the Fidelity VIP Growth & Income Portfolio.

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POLICY LAPSE

Your policy will lapse only if your total loan and loan interest due would exceed the Policy Value. We will allow you a grace period to pay the amount of the loans and loan interest due and provide you and any assignee of record written notice of how much money you need to send us to keep your policy in force. This grace period will expire 62 calendar days from the date written notice is sent to you that states your total loans and loan interest exceeds the Policy Value.

If we don't receive this amount before the end of the grace period, all coverage under the policy will terminate and you will receive no benefits. If your policy ends without value ("lapses"), we will send written notice to you and any assignee of record. If the Insured dies during the grace period, we will pay the death benefit to the beneficiary less any outstanding loans or charges.

REINSTATEMENT

If your policy lapses, you have three years from the lapse date and while the Insured is living, to request reinstatement of your policy. The lapse date is the date written notice is sent to you informing you that you need to send us payment in order to keep your policy in force. This is also the first day of the grace period. Reinstatement allows you to keep your original Policy Anniversary date and may or may not result in lower policy charges than you would incur under a new policy. To reinstate your policy you must:

•  provide us satisfactory evidence of insurability; and

•  pay the amount of premium required so that the total premiums paid since the Policy Date is equal to at least 80% but no more than 100% of the cumulative premium plan in effect on the lapse date.

Coverage will be reinstated effective the date we approve your reinstatement application and a new premium plan will be issued.

You may not reinstate a policy that you surrendered for Policy Value.

RIGHT TO EXAMINE

You may examine the policy and if for any reason you are not satisfied, you may cancel the policy by returning it to us or your Symetra Life registered representative within the period stated on the cover page of your policy. This period will be at least 10 calendar days (longer in some states) from the date the policy is delivered. You will receive your Policy Value or a return of premium, depending on state requirements. Policy Value may be more or less than your premium. If we are required by state law to refund the total premiums paid, we will hold any premium received for your policy in the Fidelity VIP Money Market Portfolio until the "Right to Examine" period is ended.

3.  INVESTMENT OPTIONS

VARIABLE INVESTMENT OPTIONS

The following Portfolios are currently offered to policy owners through the divisions (or "subaccounts") of the Separate Account. Each subaccount invests exclusively in a particular Portfolio. The Portfolios are not offered directly to the public, but are available to life insurance companies as options for variable life insurance policies and variable annuity contracts. Symetra is not recommending a particular portfolio or offering investment advice.

The name, investment objective and investment adviser of the Portfolios offered under this policy are listed below. There is no assurance that any of the Portfolios will achieve their stated objective. You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios, which can be obtained without charge by calling us at 1-800-796-3872. You can have money in all available Portfolios and the Symetra Fixed Account at any one time. Not all Portfolios listed below may be available for all policies. You should read the prospectuses carefully before investing. The Portfolio information below was provided by the Portfolios. We have not independently verified the accuracy of the information.

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISER
AIM Variable Insurance Funds

AIM V.I. Capital Appreciation Fund	The Fund's investment objective is growth of capital.	A I M Advisors, Inc.

AIM V.I. Capital Development Fund	The Fund's investment objective is long-term growth of capital.	A I M Advisors, Inc.

AIM V.I. International Growth Fund	The Fund's investment objective is to provide long-term growth of capital.	A I M Advisors, Inc.

American Century Variable Portfolios, Inc.

American Century Investments VP Balanced Fund	The fund seeks long-term capital growth and current income. VP Balanced invests approximately 60% of its assets in equity securities and the remainder in bonds and other fixed income securities. Fund shares are not guaranteed by the U.S. government. Generally as interest rates rise, bond prices fall.	American Century Investment Management, Inc.

American Century Investments VP International Fund	The fund seeks capital growth. The fund seeks its investment objective by investing primarily in securities of companies located in at least three developed countries (excluding the United States). International investing involves special risks, such as political instability and currency fluctuations.	American Century Global Investment Management, Inc.

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PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISER
American Century Investments VP Value Fund	This fund seeks long-term capital growth. Income is a secondary objective. The fund seeks its objective by selecting companies whose stock price may not reflect the companies' value. The managers attempt to purchase the stocks of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.	American Century Investment Management, Inc.

American Century Investments VP Inflation Protection Class II Fund	This fund seeks protection against U.S. inflation through a long term total return strategy. VP Inflation Protection Fund invests substantially all of its assets in investment-grade debt securities. To help protect against U.S. inflation, under normal conditions the fund will invest over 50% of its assets in inflation-adjusted debt securities. Fund shares are not guaranteed by the U.S. government. Generally, as interest rates rise, bond prices fall. The prospectus contains very important information about the characteristics of the underlying security and potential tax implications of owning this fund.	American Century Investment Management, Inc.

American Century Investments VP Large Company Value Class II Fund	This fund seeks long-term capital growth. Income is a secondary objective. The fund seeks its objective by selecting companies whose stock price may not reflect the companies' value. The managers attempt to purchase the stocks of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.	American Century Investment Management, Inc.

American Century Investments VP Ultra® Class II Fund	The fund seeks long-term capital growth. The fund looks for stocks of larger-sized companies that the portfolio managers believe will increase in value over time, using an investment strategy developed by American Century.	American Century Investment Management, Inc.

The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares

The Dreyfus Socially Responsible Growth Fund, Inc.	The fund seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund, under normal circumstances, invests at least 80% of its assets in the common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.	The Dreyfus Corporation

Dreyfus Investment Portfolios ("Dreyfus IP")

Dreyfus IP - Technology Growth Portfolio	The portfolio seeks capital appreciation. To pursue this goal, the portfolio normally invests at least 80% of its assets in the stocks of growth companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation.	The Dreyfus Corporation

Dreyfus Variable Investment Fund ("Dreyfus VIF")

Dreyfus Stock Index Fund, Inc.	The fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.	The Dreyfus Corporation Mellon Equity Associates serves as the fund's index fund manager

Fidelity® Variable Insurance Products

Fidelity VIP Contrafund® Portfolio	Fidelity VIP Contrafund® Portfolio seeks long-term capital appreciation.	Fidelity Management & Research Company

Fidelity VIP Equity-Income Portfolio	Fidelity VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500SM Index (S&P 500®).	Fidelity Management & Research Company

Fidelity VIP Growth & Income Portfolio	Fidelity VIP Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation.	Fidelity Management & Research Company

Fidelity VIP Money Market Portfolio	Fidelity VIP Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity Management & Research Company

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PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISER
Fidelity VIP Mid Cap Portfolio	Fidelity VIP Mid Cap Portfolio seeks long-term growth of capital.	Fidelity Management & Research Company

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund -	Seeks capital appreciation. The Fund normally invests predominantly in equity securities of companies across the entire market capitalization spectrum that the manager believes have the potential for capital appreciation.	Franklin Advisers, Inc.

Franklin Income Securities Fund	Seeks to maximize income while maintaining prospects for capital appreciation. The Fund normally may invest in both debt and equity securities, including corporate, foreign and U.S. Treasury bonds as well as stocks with dividend yields the manager believes are attractive.	Franklin Advisers, Inc.

Franklin Small Cap Value Securities Fund	Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization (small cap) companies. Shareholders will be given at least 60 days' advanced notice of any change to this 80% policy. For this Fund, small cap companies are those companies with market capitalization values (share price multiplied by the number of common stock shares outstanding) not exceeding $3.5 billion, at the time of purchase. Under normal market conditions the Fund invests predominantly in equity securities.	Franklin Advisory Services, LLC

Franklin Small-Mid Cap Growth Securities Fund	Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of small capitalization (small cap) and mid capitalization (mid cap) companies. For this Fund, small-cap companies are those with market capitalization values not exceeding $1.5 billion or the highest market capitalization value in the Russell 2000® Index, whichever is greater, at the time of purchase and mid cap companies are companies with market capitalization values not exceeding $8.5 billion, at the time of purchase.	Franklin Advisers, Inc.

Franklin U.S. Government Fund	Seeks income. The Fund normally invests at least 80% of its net assets in U.S. government securities, and normally invests primarily fixed and variable rate mortgage-backed securities, a substantial portion of which is Ginnie Maes.	Franklin Advisers, Inc.

Mutual Shares Securities Fund	Seeks capital appreciation, with income as a secondary goal. The Fund normally invests mainly in U.S. equity securities that the manager believes are undervalued. The Fund normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies.	Franklin Mutual Advisers, LLC

Templeton Developing Markets Securities Fund	Seeks long-term capital appreciation. The Fund normally invests at least 80% of its net assets in emerging market investments, and invests primarily to predominantly in equity securities.	Templeton Asset Management Ltd.

Templeton Global Income Securities Fund	Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. The Fund normally invests mainly in debt securities of governments and their political subdivisions and agencies, supranational organizations and companies located anywhere in the world, including emerging markets.	Franklin Advisers, Inc.

Templeton Growth Securities Fund	Seeks long-term capital growth. The Fund normally invests primarily in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.	Templeton Global Advisors Limited Under an agreement with manager, Templeton Asset Management Ltd. Acts as sub-advisor.

Pioneer Variable Contracts Trust

Pioneer Emerging Markets VCT Portfolio	Long-term growth of capital.	Pioneer Investment Management, Inc.

Pioneer Equity Income VCT Portfolio	Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.	Pioneer Investment Management, Inc.

Pioneer High Yield VCT Portfolio	Maximize total return through a combination of income and capital appreciation.	Pioneer Investment Management, Inc.

Pioneer Real Estate VCT Portfolio	Long-term growth of capital. Current income is secondary objective.	Pioneer Investment Management, Inc.

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PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISER
Pioneer Small Cap Value VCT Portfolio	Capital growth by investing in a diversified portfolio of securities consisting primarily of common stocks.	Pioneer Investment Management, Inc.

Pioneer Strategic Income VCT Portfolio	A high level of current income.	Pioneer Investment Management, Inc.

PIMCO Variable Insurance Trust

PIMCO CommodityRealReturn Strategy Portfolio	Seeks maximum real return consistent with prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances in commodity-linked derivative instruments backed by a portfolio of inflation-indexed securities and other Fixed Income Instruments.	Pacific Investment Management Company LLC (PIMCO)

PIMCO All Asset Portfolio	Seeks maximum real return consistent with preservation of real capital and prudent investment management.	Pacific Investment Management Company LLC (PIMCO)

In addition to the Separate Account, the Portfolios may sell shares to other separate investment accounts established by us or by other insurance companies to support variable life insurance policies and variable annuity contracts or qualified retirement plans. It is possible that, in the future, material conflicts could arise as a result of companies or plans sharing investments in the same Portfolio. For more information about the risks associated with the use of the same funding vehicle for both variable life insurance and variable annuity contracts of various insurance companies and/or qualified retirement plans, see the prospectuses of the Portfolios that accompany this prospectus or that are available upon request.

The investment performance for the Portfolios may differ substantially from publicly traded mutual funds with similar names and objectives. There is no assurance, and we do not represent that the investment performance of the Portfolios will be comparable to any other Portfolio, even those with the same investment objectives and policies and adviser or manager.

We may receive payments or revenues from some or all of the Portfolios or their investment advisers, administrators, and/or distributors (or their affiliates) in connection with administrative or other services provided with respect to the Portfolios. The amounts we receive, if any, may be different for different Portfolios, and may depend on how much we have invested in the applicable Portfolios.

CHANGES TO THE INVESTMENT OPTIONS

We reserve the right to add, combine, restrict, or remove any Portfolio as an investment option under your policy. If any shares of the Portfolios are no longer available, or if in our view no longer meet the purpose of the policy, it may be necessary to substitute shares of another Portfolio. New or substitute Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. It may also be necessary to close Portfolios to allocations of new premium payments by existing or new policy owners and we reserve the right to do so at any time and in our discretion. We will seek prior approval of the SEC (to the extent required by law) and give you notice before making any changes to the investment options.

VOTING RIGHTS

Symetra Life is the legal owner of the Portfolios' shares. However, when a Portfolio solicits proxies in connection with a shareholder vote, we are required to ask you for instructions as to how to vote those shares. The Portfolio shares are voted in accordance with the instructions we receive from you. We vote Portfolio shares for which no timely instructions are received in proportion to the voting instructions that are received with respect to that Portfolio. For this reason, a small number of policyholders may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. You have no voting rights with respect to values in the Symetra Fixed Account.

DISREGARD OF VOTING INSTRUCTIONS

Symetra Life may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from owners if such instructions would require the shares to be voted to cause any Portfolio to make (or refrain from making) investments which would result in changes in the sub-classification or investment objectives of the Portfolio. Symetra Life may also disapprove changes in the investment policy initiated by the owners or trustees of the Portfolios. Symetra Life will disapprove such changes if it believes disapproval is reasonable and it determines in good faith that the change would:

•  violate state or federal law;

•  be inconsistent with the investment objectives of the Portfolios; or

•  vary from the general quality and nature of investments and investment techniques used by other Portfolios with similar investment objectives and underlying other variable policies offered by Symetra Life or of an affiliated life insurance company.

In the event that Symetra Life does disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

SYMETRA FIXED ACCOUNT

The policy also offers a fixed account with interest rates that are set and guaranteed by Symetra Life. Premiums and other allocations to the Symetra Fixed Account will be credited with the interest rate established for the date that we receive the funds. This rate will be applied on the date we receive the funds and continue for at least 12 months. Once this period is over, we can adjust the interest rate. Adjusted rates will apply to the funds and credited interest for at least 12 months, after which the rate can be adjusted again. Annual effective guaranteed

13

interest rates will never be less than the minimum allowed by state law. We reserve the right to change the guaranteed minimum interest for newly issued policies, subject to applicable state law.

TRANSFERS AMONG PORTFOLIOS AND THE SYMETRA FIXED ACCOUNT

You can transfer money among any of the available Portfolios and the Symetra Fixed Account 12 times per policy year free of a transfer charge. Each additional transfer may have a charge up to a maximum of $25. Transfers to or from the Portfolios will take effect on the next close of the NYSE after we receive the request with all the information we need to process it at our Administrative Office. Transfer requests received at any other address may delay processing. Amounts equal to loans and loan interest are held as collateral for your loan and therefore are not available for transfer. We reserve the right to limit transfers to and from the Symetra Fixed Account in the following manner:

•  postpone the transfer for 30 calendar days;

•  limit transfers to the Symetra Fixed Account to 25% of the Policy Value per policy year. The 25% limit will be based on the Policy Value as of the prior Policy Anniversary;

•  reduce the amount of the transfer so it does not exceed 25% of the unloaned amount of your Policy Value; and

•  limit the total number of transfers from the Symetra Fixed Account to one per policy year. If limited, the transfer will be effective on the Policy Anniversary after the date we receive it.

We will accept transfer requests from you by telephone, and by signed request sent by fax or mail. Each transfer must identify:

•  your policy number;

•  the amount of the transfer; and

•  which investment options are affected.

Telephone transactions are available for allocation changes, transfer between Portfolios and the Symetra Fixed Account, portfolio rebalancing and dollar cost averaging. We record all telephone instructions. We do not accept transfer requests sent by e-mail.

By providing us with a properly signed authorization, you may authorize someone else to make telephone transactions by phone, mail or fax on your behalf. We will use reasonable procedures to confirm that instructions given to us by written request and telephone are genuine.

Although we use reasonable procedures, we cannot assure you that telephone activity will be completely secure or free of delays or malfunctions. If you choose to make transfers by telephone, you must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

We cannot guarantee that telephone transactions will always be available. For example, our offices may be closed during severe weather emergencies, or there may be interruptions in telephone service beyond our control. Moreover, if the volume of calls is unusually high, we may not have someone immediately available to receive your order.

SCHEDULED TRANSFERS

You can initiate the following scheduled transfers among your investment options free of charge. We may impose restrictions on the number of scheduled transfers that can be initiated during each policy year or on the investment options available for scheduled transfers. We will notify you in writing prior to imposing any restrictions. Once started, these scheduled transfers will continue until you instruct us to stop or all money has been transferred out of the source investment option. Scheduled transfers will not count against your 12 free transfers and are available at no charge. Scheduled transfers also do not account against the 25% limitation to transfers to the Symetra Fixed Account that may be in effect.

Dollar Cost Averaging. This strategy is designed to achieve a lower average cost per unit over time. It does not assure a profit nor protect against a loss. Investing should continue at a consistent level in both market ups and downs. You can systematically transfer set amounts on a monthly, quarterly, semi-annual or annual basis from any Portfolio or the Symetra Fixed Account to any of the other Portfolios.

Investment Option Rebalancing. After your money has been invested, the performance of the Portfolios and interest credited to the Symetra Fixed Account may cause the percentage in each investment option to change from your original allocations. You can instruct us to adjust your investment in the investment options to maintain a predetermined mix on a monthly, quarterly, semi-annual or annual basis. Investment Option Rebalancing can be used with Dollar Cost Averaging.

LIMITS ON EXCESSIVE TRANSFERS AND MARKET TIMING ACTIVITY

Effects of Excessive Transfers and Market Timing Activity. The policy and the Portfolios are not designed for excessive short term trading or professional market timing, or for organizations or other persons that make large, or frequent transfers. Such trading activity may be disruptive to portfolio management strategies by causing forced and unplanned portfolio turnover, and increased trading and transaction costs. In addition, these activities may require a portfolio to maintain liquid assets rather than investing them for growth, resulting in lost opportunity costs that must be indirectly borne by policy owners. These disruptive activities may increase expenses and adversely affect portfolio performance, thereby negatively impacting long-term policy owners.

Detection and Deterrence. Symetra Life discourages and does not accommodate frequent transfers or market timing activity. Due to the potential adverse consequences to policy owners, we have established certain policies and procedures to aid us in detecting and deterring policy owners that may be engaging in frequent trading and/or market timing activities. These policies and procedures may restrict or eliminate the right to make transfers among Portfolios if such trades are executed by you, a market timing firm or other third party authorized to initiate transfers or exchange transactions on your behalf.

More specifically, our procedures detect market timing by monitoring for any two inter-Portfolio transfer requests within a five business day period. When we identify a second transfer

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within five business days of the first, we will review those transfers to determine if, in our judgment, you are engaging in market timing activity. We will particularly scrutinize transactions involving those Portfolios that are subject to abuse by market timing strategies, such as those Portfolios that have an international investment profile. For example, if you transfer from American Century Investments VP International Fund to Fidelity VIP Money Market Portfolio followed by a transfer from Fidelity VIP Money Market Portfolio to American Century Investments VP International Fund within five business days, we may conclude that you are engaging in market timing. We may aggregate transfers made in two or more policies that we believe are connected in applying the procedures we employ to deter market timing.

In addition, our procedures include reviewing trading volumes every day in each Portfolio offered in your policy. We will note large or unusual trading volumes and determine if a pattern of frequent transfers is being made in particular Portfolios by particular policy owners.

If we conclude that market timing or other disruptive trading patterns are being transacted by you (whether or not your transfers took place within 5 business days), we will limit you to one transfer in each 30-day period starting from the date of the transfer that we determined was a market timing transfer and continuing for six months thereafter. If transfer instructions are inadvertently accepted from you after you have been identified as a market timer, we will reverse the transaction within 1 to 2 business days.

In our sole discretion, we may revise our procedures at any time without prior notice to better detect and deter market timing or other disruptive trading to comply with regulatory requirements and/or to impose additional or alternate restrictions such as imposing dollar or percentage limits on transfers. If we modify our procedures, they will be applied uniformly to all policy owners.

If a transfer request is rejected or your transfer privileges have been restricted for any reason, we will attempt to inform you or your authorized agent by phone the next business day. If we do not succeed in reaching you or your authorized agent by phone, we will send a letter to your address of record. Our policies regarding transfer restrictions and rejections are applied uniformly, and we do not make exceptions for particular policy owners.

We will use our best efforts to prevent market timing and other abusive trading practices, but the determination of whether market timing is occurring is subjective. We may not be able to detect all market timers or short term traders, and we may not be able to prevent transfers by those we do detect. In addition, the terms of the policy may also limit our ability to restrict or deter harmful transfers. If we are unable to detect or prevent market timing, the effect of such market timing may result in additional transaction costs for the Portfolios and dilution of long-term Portfolio owners' returns. Thus, your policy cash value may be lower due to lower returns in your Portfolio investments.

Underlying Portfolio Frequent Trading Policies. The portfolio managers to whom we submit purchase and redemption orders may also detect large or unusual patterns of trades submitted by us on behalf of all our variable life policy owners and variable annuity contract owners. Those portfolio managers may require us to investigate whether any of our policy owners are engaged in market timing or other similar activity and to cooperate with them to discourage such activity. If the portfolio managers believe you are engaged in market timing activity they may block you from making transfers or purchases to their portfolios. In addition, Federal regulations require us to provide individual transaction and Policy owner information to the portfolio managers when requested. The Portfolios to whom we submit purchase and redemption orders may adopt unique policies and procedures designed to deter excessive trading or market timing. Those policies and procedures, when applicable, are described in the prospectuses for each of the Portfolios available for investment by you. In cases of large or frequent transfers, the portfolio managers or Symetra Life may reject trades that are determined to be detrimental to other portfolio shareholders or violate the Portfolios' policies and procedures. Therefore, we reserve the right to reject, without prior notice, any transfer request to a Portfolio if the portfolio manager rejects such trade or the trade violates a Portfolio's policies and procedures. If a Portfolio refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 to 2 business days. We will notify you or your authorized agent in writing or by phone if your transfer has been rejected or reversed. We further reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Portfolio. We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

Omnibus Order. Policy owners and other persons with material rights under the policies also should be aware that the purchase and redemption orders received by the underlying Portfolios generally are "omnibus" orders from intermediaries such as retirement plans and Separate Accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance contracts. The omnibus nature of these orders may limit the underlying Portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage frequent transfer activity, it will affect other owners of underlying Portfolio shares, as well as the owners of all of the variable life insurance policies (or variable annuity contracts), including ours, whose variable investment options correspond

15

to the affected underlying Portfolios. In addition, if an underlying Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in frequent transfer activity, the underlying Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request. If an underlying Portfolio rejects an omnibus order, we will notify you of the actions taken that affect your request.

4.  CHARGES AND EXPENSES

There are charges and other expenses associated with the policy that reduce the return on your investment in the policy.

MONTHLY DEDUCTION

The "Mortality and Expense Risk Charge," "Cost of Insurance Charge," and "Distribution Charge" are collectively referred to as the "monthly deduction" charge and are individually described below. We calculate each of these charges daily, accrue them, and deduct them on the Monthly Anniversary. We will calculate the amount of the monthly deduction every day in proportion to the amounts you have invested in the Symetra Fixed Account and the Portfolios on that day. However, when we deduct the monthly deduction, it is taken from the unloaned portion of the Symetra Fixed Account and the Portfolios in the same proportion that the Symetra Fixed Account and the Portfolios bear to the total Policy Value, less any loans and loan interest. If you take a withdrawal or surrender your policy, we will prorate the monthly deduction and deduct it prior to making payment to you.

Example: Assume the accrued monthly deduction is equal to $100.00; the fixed account has $5,000 and the separate account has $15,000. The total policy value is then equal to $20,000. The proportional deduction of the $100.00 would be taken as follows: $25.00 ($5,000 divided by $20,000 times $100.00) from the fixed account and the remaining $75.00 from the separate account.

Mortality and Expense Risk Charge. We calculate a daily deduction for the mortality and expense risk charge and deduct this charge monthly. This charge is equal, on an annual basis, to the following percentages of the Policy Value:

•  0.75% in policy years 1 - 20;

•  0.60% in policy years 21 - 30; and

•  0.50% in all remaining policy years.

This charge helps pay for insurance benefits (the death benefit) and for the risk (expense risk) that the current charges will not be sufficient in the future to cover the cost of administering the policy. If the charges under the policy are not sufficient, then we will bear the loss. If the charges are more than sufficient, we will retain the excess. We expect to profit from this charge. The rate of the mortality and expense risk charge will not be increased.

Cost of Insurance Charge. We calculate a daily deduction for the cost of insurance charge and deduct this charge monthly. The charge is equal to the following:

1.  the daily cost of insurance rate, multiplied by;

2.  the Policy Value at the start of the day.

The cost of insurance charge is based on an annual rate that varies from policy to policy and from day to day and covers the risk that the Insured will die and we will pay a death benefit. The death benefit we pay less the Policy Value equals the Net Amount at Risk. In other words, the Net Amount at Risk is the amount we would pay in addition to your Policy Value upon the Insured's death. Unlike many life insurance policies, this policy measures the current cost of insurance deduction based on the Policy Value and not the Net Amount at Risk. Because the Policy Value is affected by the investment performance of the investment options you choose, your payment of premiums, and the charges we deduct, your Net Amount at Risk will fluctuate daily as your Policy Value fluctuates.

The current cost of insurance rate is based on:

•  the Insured's age;

•  gender, if permitted by law;

•  risk classification; and

•  the policy's duration.

The current cost of insurance rates will not exceed those guaranteed in the policy. The guaranteed maximum insurance cost rates for standard risks are based on the 2001 Commissioner's Standard Ordinary Mortality Table.

The risk class of an Insured, including age and gender, may affect the cost of insurance rate. A preferred risk class is available to non-nicotine users who we determine have a better than average mortality.

Distribution Charge. We calculate a daily deduction for the distribution charge and deduct this charge monthly. This charge is equal, on an annual basis, to the following percentages of the Policy Value:

Distribution Policy Value	Charge
First $499,999.99	1.50%
Next $500,000 to 999,999.99	1.25%
Next $1,000,000 to 1,999,999.99	1.00%
Next $2,000,000 to 4,999,999.99	0.75%
Next $5,000,000 and above	0.50%

We may issue your policy as part of a "purchase group," such as policies issued on a husband and wife, in which we will combine the Policy Values of multiple policies to determine the percentage of your distribution charge. Owners of policies in a purchase group will have an insurable interest in each other. We will determine in our sole discretion whether policies are issued as part of a purchase group. Policies may be added to other issued policies to form a purchase group, but you (or the policy owner of another policy in the applied-for purchase group) must apply to us in writing to be part of a purchase group and all policy owners must agree to be part of a purchase group.

The distribution charge is paid directly to the broker-dealer that your registered representative is associated with to compensate the representative for selling you this policy.

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ADMINISTRATION CHARGE

The administration charge is a monthly charge of .025% of the Policy Value. The maximum administration charge will not exceed $8.00 per month for all policy years. The administration charge reflects the expenses we expect to incur in administering your policy, such as providing customer service, policy statements, confirmation of transactions, and other related expenses. We calculate and deduct the Administration Charge on the Monthly Anniversary. When we deduct the Administration Charge, it is taken from the unloaned portion of the Symetra Fixed Account and the Portfolios in the same proportion that the Symetra Fixed Account and the Portfolios bear to the total Policy Value, less any loans and loan interest. We do not deduct this charge if you die, surrender or withdraw amounts prior to the next Monthly Anniversary.

PREMIUM TAX CHARGES

We deduct the applicable state tax charge and premium charge from your premium before allocating amounts to the Portfolios or to the Symetra Fixed Account in accordance with your instructions. We call premiums less the state tax charge and premium charge "net premiums". Net premiums are those premiums that are allocated to the Portfolios and Symetra Fixed Account in accordance with your instructions. The state tax charge and premium charge may increase or decrease, and we may profit from these charges and may use them for any lawful purpose, such as the payment of distribution and administrative expenses.

State Tax Charge.  We deduct state premium tax charges that vary based on the premium taxes that states and other governmental entities (e.g., municipalities) charge. The state premium tax charges range from 2.1% to 3.5% and approximate the state premium tax in each state. However, they may not be the actual charges in your state or municipality. These taxes vary by state and are subject to change. Your state premium tax will be based on your state of residence and reflected in your policy.

Premium Charge. In addition to a state tax charge, we deduct a current premium charge of 1.25% on each premium for Federal tax expenses associated with issuing this policy. This premium charge will never exceed 2.50%.

INCOME OR OTHER TAXES

Currently we do not pay income or other taxes on earnings attributable to your policy. However, if the federal income tax law changes and we incur such taxes, we reserve the right to deduct them from your policy.

POLICY LOAN INTEREST

If you take a loan on your policy, policy loan interest rates will be charged. Loan amounts are charged a 5% interest rate, however, they are also credited with interest at an annual effective rate of 3%. The net cost of a loan is equal to 2%. Loan interest is payable on each Policy Anniversary until the loan is repaid. If you do not pay the loan interest, it is accrued and added to the balance of your loan.

PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various Portfolios. These expenses are summarized in the Annual Portfolio Operating Expenses table of this prospectus. For more detailed information, you should refer to the Portfolio prospectuses which, if not accompanying this prospectus, are available upon request.

5.  INSURANCE BENEFIT

This policy is different from other insurance policies because rather than selecting a fixed death benefit amount, you select a schedule of premiums called a "premium plan". The premium plan allows you to set the amount and frequency of your premium payments. Your Policy Value depends on the premium payments contributed to the policy, the charges and fees we deduct, and the value of the investment options you choose. Your death benefit is a "factor" of your daily Policy Value. The "death benefit factor" that we use is designed to equal the amount necessary to enable the policy to meet the definition of a life insurance policy under Section 7702 of the Internal Revenue Code of 1986 (the "Code").

In order to qualify the policy as life insurance under Section 7702 of the Code, we use a tax test called the cash value accumulation test. The test determines the minimum required death benefit by multiplying the Policy Value by a percentage determined by methodology set out in the federal tax regulations. The percentages depend upon the Insured's age, sex and underwriting classification. Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is sufficient death benefit in relation to the Policy Value at all times. (However, we may limit the amount of your premium plan in accordance with our normal underwriting standards.) We will use this test daily to monitor the death benefit to assure that the policy continues to meet the test and be classified as a life insurance contract for federal tax purposes.

You should carefully discuss with your registered representative and your tax advisor the suitability of this policy to meet your needs.

DEATH BENEFIT CALCULATION

On the Policy Date, when we issue the policy, the initial death benefit shown in your policy is equal to the premium received with the policy multiplied by the death benefit factor for that day.

After the Policy Date, your death benefit will go up or down depending on your Policy Value, the death benefit factor for that day, and how you have invested the money in your policy. If you do not take a loan against your policy, your policy will never lapse.

Every day your policy is in force, we calculate your death benefit by multiplying your Policy Value by your attained age death benefit factor. The factors in your policy are exact for each Policy Anniversary. If you die between Policy Anniversaries, we will calculate the death benefit factor to take into consideration the number of days since your last Policy Anniversary.

The death benefit factor is based on the attained age of the Insured and is shown in your Policy. The table below is a representative death benefit factor table for a male, standard

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risk, non nicotine user and shows the death benefit factor as a percentage of the Policy Value for various attained ages. For your specific death benefit factor table, please see your Policy.

Attained Age	Percentage of Policy Value
55	240.160%
60	207.247%
65	181.048%
70	160.254%
75	143.526%
80	130.550%
85	121.102%
90	114.578%
91	113.556%
92	112.572%
93	111.609%
94	110.644%
95	109.644%
96	108.541%
97	107.227%
98	105.555%
99	103.282%
100-120	100.000%

The death benefit based on the Policy Value invested in the Portfolios will go up or down based on investment performance of the Portfolios in addition to withdrawals or loans you take. Therefore, the performance of your policy will affect the death benefit you have and the cost of insurance you pay for. Your death benefit could be less than the premium you have paid.

When the Insured reaches the Policy Anniversary following the Insured's 100th birthday, the death benefit factor will equal "1". This means that the death benefit will be equal to 100% of the Policy Value.

The death benefit proceeds will be paid upon receipt of proof that the Insured died while the policy was in force. The death benefit will be paid to the beneficiary on record in a lump sum. Proceeds will normally be paid within seven business days after the Administrative Office receives proof of death of the Insured, however, payment may be postponed if we do not receive all the information needed to pay the death proceeds. The death benefit proceeds will be less any loans and loan interest; and less any accrued monthly deductions owed. We will pay interest on the death benefit from the date of the Insured's death to the date of payment.

CHANGES IN PLANNED PREMIUMS

After the first policy year, you can request increases in the planned premiums you selected at policy issue by writing to us. The Insured must be under age 90 and provide proof of insurability. If you increase your planned premiums, the amount charged for your monthly deductions will increase. You may decrease your premium plan by not meeting the premium plan established for your policy. This may result in a revised premium plan being issued to you and prevent you from adding additional premium to your policy. See Section 2 Premiums for more information.

EXCHANGES AND CONVERSION

From time to time we may offer programs under which certain variable life insurance policies previously issued by us may be exchanged for the policies offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax advisor. Generally you can exchange one policy for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both policies carefully. Exchanges may result in higher charges. You should not exchange another variable life insurance policy for this one unless you determine that, after knowing all the facts, the exchange is in your best interest.

Conversions. This policy cannot be converted to provide for a fixed death benefit.

6.  TAXES

IN GENERAL

This section discusses how federal income tax applies to the policy in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. This discussion is based upon our understanding of the present federal income tax laws. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. We cannot represent that the present federal income tax laws or their interpretation will continue. You should consult counsel or another competent tax advisor about your individual circumstances.

TAX STATUS OF THE POLICY

If your policy meets certain requirements under the Internal Revenue Code of 1986, as amended ("Code"), it will be treated as life insurance for federal tax purposes and receive the tax treatment normally accorded life insurance contracts under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a policy issued on a standard class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis or policies, such as this one, that calculate the death benefit factor on a daily basis, and it is not clear whether such policies will in all cases satisfy the requirements. We will monitor compliance of your policy with these requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements. We reserve the right to restrict policy transactions in order to do so.

We believe that the death benefit under your policy will not be included in your beneficiary's gross income when the Insured

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dies. However, ownership of a life insurance policy or receipt of policy proceeds before or after the death of the Insured may result in federal taxes, such as income, estate, gift, or generation-skipping transfer taxes, as well as state and local taxes, such as inheritance or income tax. In addition, the transfer of the policy, the use of the policy as part of a tax shelter arrangement, or designation of a beneficiary will likely have tax consequences. The tax consequences of continuing the policy beyond the Insured's 100th year are also unclear. Tax consequences depend on your circumstances or your beneficiary's circumstances. You should consult your tax advisor regarding these consequences.

Generally, you will not pay income tax on the policy cash value until there is a distribution. When distributions from a policy occur or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a "Modified Endowment Contract" ("MEC") as described in the Code and more fully described below. This policy is designed in most cases to be a MEC. Generally, the only circumstance in which this policy may not be a MEC is when you are exchanging another policy for this one. In that case, we will tell you whether your policy is a MEC or not.

MODIFIED ENDOWMENT CONTRACTS

In general, your policy will be a MEC because it is designed such that the premium paid will fail the "7-pay test" provided by the Internal Revenue Code of 1986. A policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid into the policy exceeds the total premiums that would have been paid for a policy providing for paid-up future benefits after the payment of seven level annual premiums. A policy may also become a MEC if there is a reduction in benefits under the policy during the first seven policy years or there is a "material change" in the policy's benefits, or other terms, even after the first seven policy years. Upon policy issue, we will notify you if your policy is a MEC. Thereafter, we will monitor your policy to determine if it is a MEC and we will notify you in a timely manner if your policy is or becomes a MEC. You should consult with a competent tax advisor to determine whether a policy transaction will cause the policy to be classified as a MEC.

If your policy is a MEC, amounts you take out while the Insured is living may be taxable income. All distributions other than death benefits, including surrenders and withdrawals, will be treated first as taxable income and then as tax-free recovery of the investment in the policy after all gain in the policy has been distributed. Loans taken or secured by the policy will also be treated as distributions and taxed accordingly. There also may be 10% additional tax on distributions unless you are age 59 1/2 or older, disabled, or take the distribution as a series of substantially equal periodic payments over your life expectancy or the joint life expectancies of you and your beneficiary.

Distributions from a policy within two years before the policy becomes a MEC may also be taxed as distributions from a MEC. This means that a distribution made from a policy that is not a MEC could later become taxable as a distribution from a MEC.

All MECs that are issued by us (or our affiliates) to you during any calendar year are treated as one MEC for purposes of determining the amount includible in your income when a taxable distribution occurs.

DISTRIBUTIONS FROM NON-MEC POLICIES

If your policy is not a MEC, then distributions from your policy other than death benefits are generally treated first as a recovery of your "investment in the policy," and then as taxable income. Your investment in the policy is generally the sum of your premiums. When a distribution is taken from your policy, your investment in the policy is reduced by the amount of the distribution that is tax-free. This means that withdrawals are generally treated as first recovering the premiums you paid into the policy and then as taxable income. However, certain distributions that must be made in order to enable the policy to continue to qualify as a life insurance policy for federal income tax purposes may be treated in whole or in part as taxable income.

Loans from, or secured by, policies not treated as MECS are generally not treated as distributions and thus are not taxable. However, a surrender or termination of the policy by lapse may have tax consequences if the net cash surrender value plus outstanding loans and loan interest is greater than premium paid into the policy.

INVESTOR CONTROL AND DIVERSIFICATION

In general, owners of variable life insurance policies receive tax deferral while the Insured is living. This favorable tax treatment allows you to control the selection of and transfer among the Portfolios without paying income tax unless you take money out of the policy. However, in certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the Portfolios' assets due to the owners ability to exercise investment control over those assets. Where this is the case, the policy owners were taxed on income and gains attributable to the Portfolios' assets.

We believe your policy does not give you investment control over assets of the Portfolios. However, there is little guidance in the Code or Treasury Regulations in this area, and some features of the policies, such as the flexibility to allocate premiums among Portfolios, have not been explicitly addressed under federal tax law. If such guidance were to be issued, it could be applied either prospectively or retroactively and subject you to income tax consequences. We reserve the right to modify the policies, such as limiting the number of transfers allowed under the policies, to prevent you from being treated as the owner of the assets supporting the policy.

In addition, the Code requires that the investments of the Portfolios meet certain diversification standards set by Treasury Regulations in order for the policies to be treated as life insurance policies for federal income tax purposes. It is intended that the Portfolios will satisfy these diversification requirements.

TAX WITHHOLDING

To the extent that the policy distributions are taxable, they are generally subject to withholding at a rate of 10% for the distribution recipient's federal income tax liability. Recipients

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may generally elect, however, not to have tax withheld or to have withholding done at a different rate.

BUSINESS USE OF POLICY

Businesses may use the policy in various business arrangements, including non-qualified deferred compensation plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, and retiree medical benefit plans. The tax consequences of such plans will vary depending on the circumstances of the arrangement. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor.

In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. The IRS and the Treasury Department have also recently issued guidance that substantially affects split-dollar arrangements. Any business considering the purchase of a new policy or a change in an existing policy should consult a tax advisor.

Furthermore, federal corporate governance legislation known as the Sarbanes-Oxley Act of 2002 (the "Act") prohibits publicly-traded companies from extending personal loans to their directors and officers. Under the Act, split-dollar life insurance arrangements for directors and officers of such companies may be considered a prohibited loan. It is unclear whether premiums paid in connection with such split-dollar life insurance arrangements will be considered prohibited loans under the Act.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material change to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Finally, there may also be indirect tax applied in connection with a policy held by a corporation. The federal corporate alternative minimum tax may apply to the gain accumulated in the policy or the proceeds of the policy.

OUR INCOME TAXES

Under current Federal income tax law, we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

7.  ACCESS TO YOUR MONEY

You can access money in your policy in the following ways:

•  by taking loans against your Policy Value;

•  by requesting withdrawals after the first policy year;

•  by surrendering your policy for value; or

•  when a death benefit is paid to your beneficiary. See Section 5 - Insurance Benefits.

LOANS

You may take loans in any amount up to 100% of your policy's net cash surrender value by writing to us. We will deduct loan amounts from the Portfolios and the Symetra Fixed Account on a pro rata basis from the unloaned portion of the Symetra Fixed Account and Portfolios and transfer this amount to the loaned portion of the Symetra Fixed Account. The amounts transferred from the Portfolios to the loaned portion to cover your loan will be credited interest at a rate determined by us by no less than 3.0%. Your Policy Value and the proceeds paid upon your death will be reduced by the amount of any outstanding loans plus any accrued interest. Once we receive your written request with all the information we need to process it, the loan will be effective as of the next close of the NYSE. Loan amounts are not available for withdrawal or surrender.

Loaned amounts do not participate in the investment performance of the Separate Account, or receive higher interest rates that may be available in the Symetra Fixed Account. The loaned portion of your Policy Value is maintained as a part of Symetra's General Account. Thus, we will redeem units of the Portfolios sufficient to cover the portion of the loan that is allocated to the Portfolios of our Separate Account, as described above, and transfer that amount to our General Account. For this reason, loans, whether or not repaid, have a permanent effect on the amount of money you are able to accumulate in your policy and the death benefit payable under your policy. If the 25% transfer limitation to the Symetra Fixed Account is in effect, we will not count any transfers to the loaned portion of the Symetra Fixed Account against the 25% limitation.

Loan amounts are credited with interest at an annual effective rate of 3%. Loan amounts are also charged interest. The interest rate charged on new and existing loans is 5%. The net cost of a loan is equal to 2%.

Loan interest is payable on each Policy Anniversary until the loan is repaid. Loan interest that is not paid on the date due increases your loan amount and is charged loan interest. We will transfer money from the unloaned portion of your policy to cover unpaid loan interest. The transferred amount will be taken from the unloaned portion of the Symetra Fixed Account and the Portfolios of the Separate Account on a pro rata basis

Loan payments may be made at anytime while the Insured is living and the policy is in force. When a loan is outstanding, we consider any money you give us, to be a loan payment unless clearly marked otherwise. Loan payments are allocated to the Portfolios and/or the Symetra Fixed Account in accordance with your current premium allocations on file. Loan payments are not considered additional premium under the policy.

When the total loan and loan interest exceeds the Policy Value, we will allow you a grace period for payment of loans and loan interest due. In such event, we will mail notice to your last known address, and that of any assignee of record. This grace period will expire 62 calendar days from the Monthly

20

Anniversary immediately before the date the total loan and loan interest exceeds the Policy Value; or 31 business days after such notice has been mailed, if later. If at the end of the grace period the loan and loan interest due remains unpaid, the policy will lapse.

Loans allow you to access money in your policy at little or no cost but will likely be taxable and may be subject to a 10% tax penalty because your policy will likely be a MEC. See Section 6 - Taxes for more information. Also, loans reduce the number of accumulation units in the Portfolios and/or the value in the Symetra Fixed Account. Loans increase your risk that:

•  you will not accumulate enough Policy Value to meet your future financial needs;

•  your policy will lapse; or

•  your beneficiary will receive less money.

If a loan is outstanding and your policy was not a MEC when it lapsed, the amount of any unpaid loans will be treated as a distribution and will be taxable to the extent of gain in the policy.

WITHDRAWALS

After the first policy year, you can take money out by writing to us. There is no minimum withdrawal amount. The maximum withdrawal amount is equal to your policy net cash surrender value.

We will take withdrawals from the Portfolios and the unloaned portion of the Symetra Fixed Account on a pro rata basis. Once we receive your request with all the information we need to process it, withdrawals from the Portfolios will be effective as of the next close of the NYSE.

Unlike many other policies, there is no surrender charge on withdrawals as long as your policy remains in force. However, withdrawals reduce the number of accumulation units in the Portfolios and/or the value of the Symetra Fixed Account. For this reason, withdrawals have an effect on your net cash surrender value and the death benefit payable under your policy. Because your policy will likely be a MEC, withdrawals will also have tax consequences. See Section 6 - Taxes for more information. A withdrawal will reduce the death benefit and the net cash surrender value. Withdrawals also increase the risk that:

•  you will not accumulate enough Policy Value to meet your future financial needs;

•  your policy will lose its current tax status (if your policy is not a MEC); or

•  your beneficiary will receive less money.

SURRENDER

You may end the insurance coverage under this policy and receive the net cash surrender value at any time by sending written instruction and the policy to us while the Insured is living. The net cash surrender value is equal to the Policy Value minus any outstanding loans or loan interest and minus the accrued monthly deduction. We will compute the net cash surrender value as of the date we receive your written request to surrender along with all the information we need to process it and make a lump sum payment to you. We have the right to postpone payment as permitted by law. The surrender value may be subject to current tax and tax penalties. See Section 6 - Taxes.

8.  OTHER INFORMATION

SYMETRA LIFE

Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington law on January 23, 1957 under the name Safeco Life Insurance Company. On or about August 2, 2004, Symetra Financial Corporation, a financial services holding company, became the owner of Safeco Life Insurance Company. On September 1, 2004, Safeco Life Insurance Company changed its name to Symetra Life Insurance Company. Symetra Life Insurance Company is a wholly owned subsidiary of Symetra Financial Corporation. We provide individual and group life, accident and health insurance, and annuity products and are licensed to do business in the District of Columbia and all states except New York.

SEPARATE ACCOUNT

We adopted a Board Resolution to establish Symetra Separate Account SL (formerly Safeco Separate Account SL) ("Separate Account") under Washington law on November 6, 1986. The Separate Account holds the assets that underlie Policy Values invested in the Portfolios. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Under Washington law, the assets in the Separate Account are the property of Symetra Life. However, assets in the Separate Account that are attributable to policies are not chargeable with liabilities arising out of any other business we may conduct. Income, gains and losses (realized and unrealized), resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Symetra Life. Promises we make in the policy are general obligations of Symetra Life and are not dependent on assets in the Separate Account.

CHANGES TO THE SEPARATE ACCOUNT

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes in writing. These changes include, among others, the right to:

•  Transfer assets supporting the policies from one subaccount to another or from the Separate Account to another separate account;

•  Combine the Separate Account with other separate accounts, and/or create new separate accounts;

•  Deregister the Separate Account, or operate the Separate Account as a management investment company, or as any other form permitted by law;

•  Manage the Separate Account under the direction of a committee at any time;

•  Make any changes required by applicable law or regulation; and

21

•  Modify the provisions of the policy to reflect changes to the subaccounts and the Separate Account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretations of law. We reserve the right to make other structural and operational changes affecting the Separate Account.

GENERAL ACCOUNT

If you put your money into the Symetra Fixed Account (including any loaned amounts), it goes into Symetra Life's General Account. The General Account is made up of all of Symetra Life's assets other than those attributable to Separate Accounts. All of the assets of the General Account are chargeable with the claims of any of our policy owners as well as our creditors. The General Account invests its assets in accordance with state insurance law.

We are not required to register the Symetra Fixed Account or any interests therein with the SEC. For this reason, SEC staff has not reviewed disclosure relating to the Symetra Fixed Account.

DISTRIBUTION (PRINCIPAL UNDERWRITER)

The policies are distributed by Symetra Securities, Inc. ("SSI"). They are sold by individuals who, in addition to being licensed to sell variable life insurance for Symetra Life, are also registered representatives of broker-dealers who have a current sales agreement with SSI and Symetra Life. SSI is an affiliate of Symetra Life and is located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004. It is registered as a broker-dealer with the SEC under the Securities Act of 1934 and is a member of the National Association of Securities Dealers, Inc. No amounts are retained by SSI for acting as principal underwriter for Symetra Life policies.

Registered representatives who solicit sales of the policies receive a portion of the distribution charge, also referred to as a "commission", payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the registered representative. A broker-dealer firm or registered representative may receive different commissions for selling one variable life insurance policy over another and may favor one provider over another due to different compensation rates.

Furthermore, we and SSI offer the policies through our affiliated broker-dealer, Symetra Investment Services, Inc. ("SIS"). Because of this affiliation, SIS and its registered representatives may favor Symetra Life's products. We do not pay SIS different commissions from what we pay unaffiliated broker-dealers, but SIS may pay its registered representatives higher commission for selling Symetra Life products rather than another company's variable life insurance product.

We pay commissions to the broker-dealer firm equal to the Distribution Charge, which is a percentage of Policy Value as described in Section 4 - Distribution Charge. In addition, allowances, and bonuses may be paid to broker-dealers and/or other distributors of the policies. A bonus dependent upon persistency is one type of bonus that may be paid.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

This policy does not assess a front-end sales charge. You pay for commissions and other sales expenses primarily, but not exclusively, through: the distribution charge; the mortality and expense risk charge; and investment earnings on amounts allocated under policies to the fixed account. We may also pay for sales and distribution expenses out of any payments we or SSI receive from the underlying Portfolios for providing administrative, distribution and other services to the Portfolios.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account or SSI is a party. Symetra Life is engaged in various kinds of litigation. Although the outcome of any litigation cannot be predicted with certainty, at the present time it appears that there are no pending or threatened lawsuits that are likely to have a material adverse effect on the Separate Account, on Symetra Life's ability to meet its obligations under the policy, or on SSI's ability to perform under its principal underwriting agreement.

RIGHT TO SUSPEND TRANSFERS, LOANS, WITHDRAWALS, OR SURRENDERS

We may be required to suspend or postpone payment of transfers, loans, withdrawals or surrender from the Portfolios for any period of time when:

•  the NYSE is closed (other than customary weekend or holiday closings);

•  trading on the NYSE is restricted;

•  an emergency exists such that disposal of or determination of the value of the Portfolio shares is not reasonably practicable; or

•  the SEC, by order, so permits for your protection.

Additionally, we reserve the right to defer payment of transfers, loans, withdrawals, or surrender from the Symetra Fixed Account for the period permitted by law, but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or "freeze" your policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, or make transfers. We may also be required to provide additional information about you or your policy to government regulators.

REPORTS TO POLICY OWNERS

We send you the following statements and reports:

•  A confirmation for many significant transactions, such as changes in future premium allocations, transfers among sub-accounts, and address changes;

22

•  Semi-annual and annual reports of the Portfolios; and

•  Quarterly statements containing the amount of the current death benefit, Policy Values including surrender value, policy charges deducted, loan amounts including loan interest and premiums paid during the year, and planned premiums due.

On request, we will send you a current statement in a form similar to that of the quarterly statement described above. We reserve the right to limit the number of such requests or impose a reasonable charge for additional requests.

AMENDMENTS TO THE POLICY

We reserve the right to amend the policy to meet the requirements of applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

WEBSITE INFORMATION

You can find more information about the Complete Individual Flexible Premium Variable Life Insurance policy as well as other products and financial services offered by Symetra companies on the Internet at http://www.symetra.com. This website is frequently updated with new information and can help you locate a representative near you. If you already own a Complete policy, you can obtain specific information about your policy and additional online services.

The SEC also maintains a website at http://www.sec.gov, which contains a copy of the Separate Account's most recent registration statement (found on the EDGAR database) and general consumer information.

FINANCIAL STATEMENTS

The financial statements of Symetra Life and Symetra Separate Account SL are included in the Statement of Additional Information.

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9. HYPOTHETICAL ILLUSTRATIONS

HYPOTHETICAL ILLUSTRATIONS OF
DEATH BENEFITS, POLICY VALUE,
NETCASH SURRENDER VALUES, AND ACCUMULATED PREMIUMS

The Death Benefit, Policy Value and Net Cash Surrender Value of a policy may change with the investment experience of the portfolios. The following tables show how these amounts might vary over time if the gross annual rate of return on the investments in each portfolio is 0%, 6% or 12%. The Death Benefit, Policy Value and Net Cash Surrender Value would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. Results will also differ from what is shown in the tables depending on premium allocations and actual rates of return and actual expenses for the portfolios you selected.

The net investment returns in these tables also reflect a deduction based on a mathematical average for the investment management and other expenses charged to all the portfolios in the prior year. In 2005, average expenses were equivalent to an annual effective rate of 0.6650% for investment management fees and .3588% for costs and expenses borne by the portfolios. The effect of these adjustments is that on a 0% gross rate of return, the net rate of return would be -1.02% on 6% it would be 4.98%, and on 12% it would be 10.98%.

The tables are based on assumptions about investment returns. Actual portfolio expenses may vary from year to year and may be reduced or partially reimbursed under agreements with portfolio advisors. These agreements may be contractual or voluntary. If voluntary, the reimbursement could be discontinued at any time. The following tables are calculated using charges absent any reimbursement or fee waivers. This may result in higher expenses, which in turn adversely affects net investment performance and policy values shown. For more information on reimbursement or fee waivers, see Annual Portfolio Operating Expenses table in the prospectus and the prospectuses for the Portfolios.

Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks The mortality and expense risk charge under the policy is equivalent to an annual effective rate of .75% for years 1-20, .60% for years 21-30 and .50% for years 31+ of the average daily net assets of each Sub-Account. This charge will be deducted directly from the policy value. This rate is guaranteed in the policy and will not increase. Additionally, there is a distribution charge under the policy that is equivalent to an annual effective rate of 1.50% of the daily Policy Value. In addition to expense charges, the tables reflect deductions for cost of insurance and the monthly administration charge at both the current rates and the maximum rates guaranteed in the policies. The tables are based on assumptions about policy owner characteristics and are for preferred and standard risk, male non-nicotine user, age 55. Results would be lower if the insured were in a substandard risk classification or did not qualify for the non-nicotine user rate. Current tables assume that the monthly administration charge remains constant at $8.00. Guaranteed tables use the maximum guaranteed monthly administration charge of $8.00. The tables also assume deduction of a state premium tax charge of 2.1% of premiums and a premium charge of 1.25% for federal tax expenses. Actual premium tax may be higher or lower depending on your state. The tables assume that planned premium payments are paid at the beginning of each policy year, no loans or withdrawals have been made, and that the policy owner has not requested an increase or decrease in the premium plan. There is no surrender charge, and therefore there is no difference between the Policy Value and Net Cash Surrender Value.

If expenses associated with federal taxes increase, Symetra Life may charge an increased premium charge, but the charge will be no greater than 2.5%. If Symetra Life increases the premium charge for those taxes, it would take a higher gross rate of return to produce net investment returns of 0%, 6% or 12%.

The second column of each table shows what would happen if an amount equal to the planned premiums were invested outside of the policy at 5% annualized interest. This assumed rate is neither guaranteed nor a current rate for any particular investment.

Individual Illustrations

Individual illustrations are not available for this policy.

24

VARIABLE UNIVERSAL LIFE

Flexible Premium Variable Life Insurance

MALE
PREFERRED NON-NICOTINE

Initial Premium:	$100,000
Initial Death Benefit:	$240,160
Issue Age:	55
Death Benefit Payable to Age	120
Planned Single Premium	$100,000

RESULTS ASSUMING CURRENT CHARGES(1)

Assuming Hypothetical Gross Annual Investment Return of:

END OF POLICY YEAR	ACCUM PREMIUM (5% INT)	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE
		0.00%			6.00%			12.00%
1	105,000	217,090	93,174	93,174	230,242	98,818	98,818	243,386	104,460	104,460
2	110,250	203,101	89,804	89,804	228,535	101,051	101,051	255,464	112,958	112,958
3	115,763	190,092	86,562	86,562	226,913	103,329	103,329	268,198	122,129	122,129
4	121,551	177,961	83,433	83,433	225,373	105,660	105,660	281,666	132,052	132,052
5	127,628	166,654	80,413	80,413	223,924	108,047	108,047	295,928	142,790	142,790
6	134,010	156,117	77,492	77,492	222,608	110,497	110,497	311,142	154,443	154,443
7	140,710	146,342	74,681	74,681	221,423	112,997	112,997	327,281	167,018	167,018
8	147,746	137,266	71,969	71,969	220,399	115,556	115,556	344,506	180,626	180,626
9	155,133	128,833	69,352	69,352	219,531	118,175	118,175	362,898	195,350	195,350
10	162,889	120,975	66,819	66,819	218,821	120,863	120,863	382,606	211,329	211,329
15	207,893	88,556	55,260	55,260	215,990	134,780	134,780	499,818	311,891	311,891
20	265,330	65,483	45,624	45,624	215,801	150,357	150,357	661,059	460,585	460,585
25	338,635	48,271	36,975	36,975	215,483	165,058	165,058	875,021	670,257	670,257
30	432,194	35,949	29,685	29,685	218,089	180,087	180,087	1,178,138	972,848	972,848
35	551,602	26,941	23,513	23,513	222,955	194,588	194,588	1,605,805	1,401,495	1,401,495
40	703,999	19,979	18,222	18,222	226,738	206,795	206,795	2,180,731	1,988,919	1,988,919
45	898,501	14,092	14,092	14,092	220,837	220,837	220,837	2,839,220	2,839,220	2,839,220
50	1,146,740	11,669	11,669	11,669	254,446	254,446	254,446	4,375,767	4,375,767	4,375,767
55	1,463,563	9,587	9,587	9,587	293,234	293,234	293,234	6,746,973	6,746,973	6,746,973
60	1,867,919	7,797	7,797	7,797	338,013	338,013	338,013	10,407,619	10,407,619	10,407,619
Age 120(2)	2,383,990	6,258	6,258	7,797	389,709	389,709	338,013	16,058,890	16,058,890	10,407,619

(1)  Assumes that no policy loans or withdrawals have been made.

(2)  This Policy has no maturity date and can extend beyond age 120.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' PORTFOLIOS. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY SYMETRA OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

25

VARIABLE UNIVERSAL LIFE

Flexible Premium Variable Life Insurance

MALE
PREFERRED NON-NICOTINE

Initial Premium:	$100,000
Initial Death Benefit:	$240,160
Issue Age:	55
Death Benefit Payable to Age	120
Planned Single Premium	$100,000

RESULTS ASSUMING GUARANTEED CHARGES(1)

Assuming Hypothetical Gross Annual Investment Return of:

END OF POLICY YEAR	ACCUM PREMIUM (5% INT)	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE
		0.00%			6.00%			12.00%
1	105,000	215,760	92,603	92,603	228,835	98,214	98,214	241,902	103,823	103,823
2	110,250	200,507	88,657	88,657	225,624	99,763	99,763	252,218	111,522	111,522
3	115,763	186,342	84,854	84,854	222,449	101,296	101,296	262,935	119,732	119,732
4	121,551	173,169	81,186	81,186	219,321	102,823	102,823	274,122	128,515	128,515
5	127,628	160,917	77,645	77,645	216,238	104,338	104,338	285,798	137,902	137,902
6	134,010	149,503	74,210	74,210	213,208	105,831	105,831	298,041	147,940	147,940
7	140,710	138,908	70,888	70,888	210,213	107,276	107,276	310,761	158,588	158,588
8	147,746	129,052	67,663	67,663	207,260	108,667	108,667	324,034	169,892	169,892
9	155,133	119,888	64,537	64,537	204,351	110,003	110,003	337,887	181,887	181,887
10	162,889	111,352	61,504	61,504	201,490	111,291	111,291	352,408	194,649	194,649
15	207,893	76,904	47,989	47,989	187,763	117,166	117,166	434,786	271,310	271,310
20	265,330	52,979	36,912	36,912	175,017	121,941	121,941	536,783	373,997	373,997
25	338,635	36,661	28,082	28,082	164,475	125,986	125,986	668,339	511,941	511,941
30	432,194	25,289	20,882	20,882	154,889	127,899	127,899	834,192	688,835	688,835
35	551,602	17,487	15,262	15,262	147,243	128,509	128,509	1,051,110	917,375	917,375
40	703,999	12,037	10,978	10,978	140,785	128,401	128,401	1,332,310	1,215,123	1,215,123
45	898,501	8,076	8,076	8,076	133,086	133,086	133,086	1,669,608	1,669,608	1,669,608
50	1,146,740	6,497	6,497	6,497	153,135	153,135	153,135	2,545,926	2,545,926	2,545,926
55	1,463,563	5,140	5,140	5,140	176,274	176,274	176,274	3,881,729	3,881,729	3,881,729
60	1,867,919	3,973	3,973	3,973	202,987	202,987	202,987	5,918,716	5,918,716	5,918,716
Age 120(2)	2,383,990	2,970	2,970	3,973	233,827	233,827	202,987	9,024,950	9,024,950	5,918,716

(1)  Assumes that no policy loans or withdrawals have been made.

(2)  This Policy has no maturity date and can extend beyond age 120.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' PORTFOLIOS. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY SYMETRA OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

26

VARIABLE UNIVERSAL LIFE

Flexible Premium Variable Life Insurance

MALE
STANDARD NON-NICOTINE

Initial Premium:	$100,000
Initial Death Benefit:	$240,160
Issue Age:	55
Death Benefit Payable to Age	120
Planned Single Premium	$100,000

RESULTS ASSUMING CURRENT CHARGES(1)

Assuming Hypothetical Gross Annual Investment Return of:

END OF POLICY YEAR	ACCUM PREMIUM (5% INT)	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE
		0.00%			6.00%			12.00%
1	105,000	216,680	92,998	92,998	229,808	98,632	98,632	242,928	104,263	104,263
2	110,250	202,428	89,507	89,507	227,933	100,784	100,784	254,949	112,730	112,730
3	115,763	189,201	86,156	86,156	226,142	102,978	102,978	267,605	121,858	121,858
4	121,551	176,890	82,930	82,930	224,431	105,219	105,219	280,972	131,727	131,727
5	127,628	165,435	79,825	79,825	222,810	107,509	107,509	295,109	142,395	142,395
6	134,010	154,778	76,828	76,828	221,317	109,856	109,856	310,171	153,961	153,961
7	140,710	144,909	73,950	73,950	219,955	112,248	112,248	326,130	166,431	166,431
8	147,746	135,762	71,180	71,180	218,750	114,691	114,691	343,144	179,912	179,912
9	155,133	127,277	68,514	68,514	217,699	117,188	117,188	361,291	194,485	194,485
10	162,889	119,383	65,940	65,940	216,800	119,747	119,747	380,717	210,285	210,285
15	207,893	86,797	54,162	54,162	212,569	132,645	132,645	494,940	308,847	308,847
20	265,330	63,843	44,482	44,482	210,892	146,936	146,936	651,072	453,626	453,626
25	338,635	46,953	35,966	35,966	209,345	160,356	160,356	858,369	657,502	657,502
30	432,194	34,310	28,331	28,331	206,726	170,704	170,704	1,130,393	933,422	933,422
35	551,602	25,305	22,086	22,086	206,152	179,923	179,923	1,506,873	1,315,151	1,315,151
40	703,999	18,647	17,006	17,006	205,563	187,482	187,482	2,012,387	1,835,383	1,835,383
45	898,501	13,375	13,375	13,375	199,522	199,522	199,522	2,617,233	2,617,233	2,617,233
50	1,146,740	11,445	11,445	11,445	230,612	230,612	230,612	4,047,537	4,047,537	4,047,537
55	1,463,563	9,789	9,789	9,789	266,539	266,539	266,539	6,262,238	6,262,238	6,262,238
60	1,867,919	8,367	8,367	8,367	308,069	308,069	308,069	9,692,841	9,692,841	9,692,841
Age 120(2)	2,383,990	7,146	7,146	8,367	356,077	356,077	308,069	15,006,892	15,006,892	9,692,841

(1)  Assumes that no policy loans or withdrawals have been made.

(2)  This Policy has no maturity date and can extend beyond age 120.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' PORTFOLIOS. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY SYMETRA OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

27

VARIABLE UNIVERSAL LIFE

Flexible Premium Variable Life Insurance

MALE
STANDARD NON-NICOTINE

Initial Premium:	$100,000
Initial Death Benefit:	$240,160
Issue Age:	55
Death Benefit Payable to Age	120
Planned Single Premium	$100,000

RESULTS ASSUMING GUARANTEED CHARGES(1)

Assuming Hypothetical Gross Annual Investment Return of:

END OF POLICY YEAR	ACCUM PREMIUM (5% INT)	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE	DEATH BENEFIT	POLICY VALUE	NET CASH SURRENDER VALUE
		0.00%			6.00%			12.00%
1	105,000	215,760	92,603	92,603	228,835	98,214	98,214	241,902	103,823	103,823
2	110,250	200,507	88,657	88,657	225,624	99,763	99,763	252,218	111,522	111,522
3	115,763	186,342	84,854	84,854	222,449	101,296	101,296	262,935	119,732	119,732
4	121,551	173,169	81,186	81,186	219,321	102,823	102,823	274,122	128,515	128,515
5	127,628	160,917	77,645	77,645	216,238	104,338	104,338	285,798	137,902	137,902
6	134,010	149,503	74,210	74,210	213,208	105,831	105,831	298,041	147,940	147,940
7	140,710	138,908	70,888	70,888	210,213	107,276	107,276	310,761	158,588	158,588
8	147,746	129,052	67,663	67,663	207,260	108,667	108,667	324,034	169,892	169,892
9	155,133	119,888	64,537	64,537	204,351	110,003	110,003	337,887	181,887	181,887
10	162,889	111,352	61,504	61,504	201,490	111,291	111,291	352,408	194,649	194,649
15	207,893	76,904	47,989	47,989	187,763	117,166	117,166	434,786	271,310	271,310
20	265,330	52,979	36,912	36,912	175,017	121,941	121,941	536,783	373,997	373,997
25	338,635	36,661	28,082	28,082	164,475	125,986	125,986	668,339	511,941	511,941
30	432,194	25,289	20,882	20,882	154,889	127,899	127,899	834,192	688,835	688,835
35	551,602	17,487	15,262	15,262	147,243	128,509	128,509	1,051,110	917,375	917,375
40	703,999	12,037	10,978	10,978	140,785	128,401	128,401	1,332,310	1,215,123	1,215,123
45	898,501	8,076	8,076	8,076	133,086	133,086	133,086	1,669,608	1,669,608	1,669,608
50	1,146,740	6,497	6,497	6,497	153,135	153,135	153,135	2,545,926	2,545,926	2,545,926
55	1,463,563	5,140	5,140	5,140	176,274	176,274	176,274	3,881,729	3,881,729	3,881,729
60	1,867,919	3,973	3,973	3,973	202,987	202,987	202,987	5,918,716	5,918,716	5,918,716
Age 120(2)	2,383,990	2,970	2,970	3,973	233,827	233,827	202,987	9,024,950	9,024,950	5,918,716

(1)  Assumes that no policy loans or withdrawals have been made.

(2)  This Policy has no maturity date and can extend beyond age 120.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' PORTFOLIOS. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY SYMETRA OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

28

STATEMENT OF ADDITIONAL INFORMATION (SAI)

The SAI provides more detailed information about Symetra Separate Account SL. A current SAI is on file with the Securities and Exchange Commission, is incorporated into this prospectus by reference and is legally considered part of this prospectus.

You can make inquiries regarding your policy, request additional information and get a free copy of the SAI by contacting us at:

Symetra Life Insurance Company
PO Box 34690
Seattle, WA 98124-1690
1-888-796-3872

You can also download an electronic version of this prospectus at http:\\www.symetra.com.

You can review and copy information regarding the Registrant including the SAI at the Public Reference Room of the Securities and Exchange Commission. To find out more about this service, call the SEC at 1-202-551-8090 or 1-800-SEC-0330. Reports and other information about the policy and the Portfolios are also available on the EDGAR database available on the SEC's Web site at http://www.sec.gov. You can also get copies, for a fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 "F" Street NE, Washington, DC 20549.

Investment Company Act File No. 811-04909

29

STATEMENT OF ADDITIONAL INFORMATION

COMPLETE®

INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

issued by

SYMETRA SEPARATE ACCOUNT SL

and

SYMETRA LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus for the Individual Flexible Premium Variable Life Insurance Policy.  Terms used in the current prospectus for the policy are incorporated in this Statement.

The prospectus concisely sets forth information that a prospective investor should know before investing.  For a copy of the prospectus, call 1-888-796-3872 or write to Symetra Life Insurance Company, P.O. Box 34690, Seattle, Washington 98124-1690.

This Statement of Additional Information and the prospectus are both dated December 31, 2006.

TABLE OF CONTENTS

SYMETRA SEPARATE ACCOUNT SL	2
SERVICES	2
Experts	2
Independent Registered Public Accounting Firm	3
DISTRIBUTION	3
Reduction or Elimination of Policy Charges or Additional Amounts Credited	3
Underwriting	3
The Company’s Right to Contest	4
Advertising	4
Increases in Face Amount	4
FEDERAL TAX STATUS	4
Our Income Taxes	4
FINANCIAL STATEMENTS	4

SYMETRA SEPARATE ACCOUNT SL

Symetra Life Insurance Company (“the Company”, “we”, and “us”), is a wholly-owned subsidiary of Symetra Financial Corporation which is a holding company whose subsidiaries are engaged primarily in insurance and financial services businesses.  Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington law on January 23, 1957 under the name Safeco Life Insurance Company.  On September 1, 2004, Safeco Life Insurance Company changed its name to Symetra Life Insurance Company.

We established Symetra Separate Account SL (“the Separate Account”) on November 6, 1986, to hold assets that underlie policy values invested in the portfolios.  The Separate Account meets the definition of “separate account” under Washington State law and under the federal securities laws.  It is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended.  This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.

The assets of the Separate Account are the property of the Company.  The Separate Account invests in the underlying portfolios that are offered under the policy.  Each portfolio is a part of a series of portfolios designed for use in variable annuity and variable life insurance products, but not all portfolios may be available under the policies described herein.  We maintain records of all Separate Account purchases and redemptions of the shares of the portfolios.  We do not guarantee the investment performance of the Separate Account, its assets, or the portfolios.  Policy values allocated to the Separate Account will vary with the value of the shares of the underlying portfolios, and are also reduced by expenses and transaction charges assessed under the policies.

Accumulation units will reflect the investment performance of the Separate Account with respect to amounts allocated to it.  Since the Separate Account is always fully invested in the shares of the portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions.  The policy owner bears the entire investment risk.  There can be no assurance that the aggregate value in the policy will equal or exceed the purchase payments made under a policy for the reasons described above.

SERVICES

Service Providers

The administration and customer service for the policies is performed by McCamish Systems, L.L.C. (licensed in California as McCamish Systems LLC Insurance Administrators)  (“McCamish”), a Georgia company having its principal address and place of business at 6245 Powers Ferry Road, Third Floor, Atlanta, GA 30339.  McCamish performs the following services in connection with the policies:  information technology application services, customer application processing, receipt of premium payments, daily policy accounting, daily policy calculations, provision of policy statements and notices, maintenance of customer service center, mailing, maintenance of books and records, including, paper files, computer data files, electronic images, correspondence with owners of policies, and all related administrative records.  Underwriting and claims-paying are retained services of Symetra.  Symetra, the Separate Account, and the principal underwriter, Symetra Securities, Inc , have no direct or indirect affiliated relationship with McCamish.  Symetra entered into a Master Administration Agreement with McCamish effective December 15, 2006  and the basis for the compensation to be paid to McCamish is a combination of fees for service, flat rate and asset based fees.

Experts

The financial statements of Symetra Separate Account SL at December 31, 2005 and for each of the two years in the period then ended and the consolidated financial statements of Symetra Life Insurance Company and Subsidiaries at December 31, 2005 and 2004 and from August 2, 2004 through December 31, 2004 and the period from January 1, 2004 through August 1, 2004 (Predecessor), and for the year ended December 31, 2003 (Predecessor), appearing in this Statement of Additional Information and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set

2

forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Independent Registered Public Accounting Firm

The principal business address of Ernst & Young LLP is 999 Third Avenue, Suite 3500, Seattle, WA 98104-4086.

DISTRIBUTION

Symetra Securities, Inc. (“SSI”), an affiliate of the Company, acts as the principal underwriter for the policies.  SSI is located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004.  The policies issued by the Separate Account are offered on a continuous basis. SSI is a wholly-owned subsidiary and affiliate of Symetra.  Because this is the first year the contract is available for purchase, no commission amounts for the distribution of the policies are available.  For the years ended 2005, 2004 and 2003,  SSI received $564,045, $492,481 and $725,031 in commissions for the distribution of all policies funded through the Separate Account.  SSI does not retain any portion of the commissions.

Reduction or Elimination of Policy Charges or Additional Amounts Credited

Under some circumstances, we may expect to experience lower costs or higher revenues associated with issuing and administering certain policies. For example, sales expenses are expected to be less when policies are sold to a large group of individuals. Under such circumstances, we may pass a portion of these anticipated savings on to the policyholder by reducing or eliminating certain policy charges or crediting additional fixed account interest. Any reduction or elimination of certain policy charges will be determined by us after examination of all the relevant factors such as:

1.               The size and type of group to which sales are to be made will be considered.  Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of policies with fewer sales contacts.

2.               The total amount of purchase payments to be received will be considered.  Per policy sales expenses are likely to be less on larger purchase payments than on smaller ones.

3.               Any prior or existing relationship with us will be considered.  Per policy sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the policies with fewer sales contacts.

4.               There may be other circumstances, of which we are not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, we determine that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the monthly administration charge.

We may also take such action in connection with policies sold to our officers, directors, and employees and their family members, employees of our affiliates and their family members, and registered representatives and employees of broker-dealers that have a current selling agreement with us. In each circumstance such actions will be reasonably related to the savings or revenues anticipated and will be applied in a non-discriminatory manner. These actions may be withdrawn or modified by us at any time.

Underwriting

The Company gathers certain information about an applicant’s gender, age, health, occupation, avocation, finances and other factors that impact mortality risk.  That information is gathered through use of applications, medical examinations, personal interviews and other authorized methods to determine the appropriate risk classification.  The Company uses the 2001 Commissioner’s Standard Ordinary Mortality table to determine the cost of insurance for each insured.

3

Misstatement of Age or Sex

If the age or sex of the insured has been incorrectly stated, the death benefit will be adjusted to reflect the death benefit that would have been purchased at the correct age or sex using the cost of insurance rate in effect when the policy was issued.

Suicide

In the event the insured commits suicide, whether sane or insane, within two years from the Policy Date, the amount of death benefit will be limited to the Policy Value minus any accrued monthly deductions and outstanding loans and loaned interest owed to us.  All amounts will be calculated as of the date of death.

The Company’s Right to Contest

The Company cannot contest the validity of the policy, except in the case of fraud, after it has been in effect during the insured’s lifetime for two years from the policy date or, with regard to an increase in insurance coverage, two years from the effective date of that increase.  If the policy is reinstated, the two-year period is measured from the date of reinstatement.  If the insured commits suicide within two years of the policy date, or such period as specified in state law, the benefit is limited to a return of premiums adjusted for loans, withdrawals, and investment experience, gain or loss, in the portfolios.

Advertising

The Company is ranked and rated by independent financial rating services, including Moody’s, Standard and Poor’s and A.M. Best Company.  The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company.  The ratings are not intended to reflect the investment experience or financial strength of the Separate Account.  From time to time we may advertise the rating of the Company and may include a comparison of currently taxable and tax deferred investments, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Increases in Face Amount

Unlike other life insurance policies, this policy does not have a traditional “face amount” of coverage.  You apply for a premium plan rather than a specific face amount of insurance.  You may apply at no cost to you for a new premium plan to contribute more premium than the current premium plan for your policy.  If we approve your application for the new premium plan, then we will provide you with written notice and a new premium plan that will become part of your policy.  We do not charge you additional charges or increased rates for increases in the premium plan.  After the increase in the premium plan, your Policy Value will be calculated in the same manner as your original policy, and your premium payments will be allocated to the investment options you select.

FEDERAL TAX STATUS

Our Income Taxes

Under current Federal income tax law, we are not taxed on the Separate Account’s operations.  Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes.   We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

Under current laws in several states, we may incur state and local taxes (in addition to premium taxes).  These taxes are not now significant and we are not currently charging for them.  If they increase, we may deduct charges for such taxes.

FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of the Company and Subsidiaries included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the policy.  They should not be considered as bearing upon the investment experience of the Separate Account or its portfolios.

4

CONSOLIDATED FINANCIAL STATEMENTS

Symetra Life Insurance Company and Subsidiaries
Three-Year Period Ended December 31, 2005
With Report of Independent Auditors

Symetra Life Insurance Company and Subsidiaries

Consolidated Financial Statements

Three-Year Period Ended December 31, 2005

•	Ernst & Young LLP Suite 3500	•	Phone: (206) 621-1800
	999 Third Avenue		www.ey.com
Seattle, Washington 98104

Report of Independent Registered Public Accounting Firm

The Board of Directors

Symetra Life Insurance Company

We have audited the accompanying consolidated balance sheets of Symetra Life Insurance Company and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholder’s equity, comprehensive income (loss), and cash flows for the year ended December 31, 2005, for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 (Predecessor), and for the year ended December 31, 2003 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the year ended December 31, 2005, and for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 (Predecessor), and for the year ended December 31, 2003 (Predecessor), in conformity with U.S. generally accepted accounting principles.

February 17, 2006

Symetra Life Insurance Company and Subsidiaries

Consolidated Balance Sheets

(In Thousands)

	December 31
	2005	2004
Assets
Investments: (Notes 2 and 3)
Available-for-sale securities:
Fixed maturities, at fair value (amortized cost: $16,948,759, $17,717,295, respectively)	$17,141,666	$18,192,603
Marketable equity securities, at fair value (cost: $131,135, $90,258, respectively)	142,172	94,898
Mortgage loans	776,923	814,574
Policy loans	80,463	83,016
Investment in limited partnerships	83,369	—
Other invested assets	13,362	6,064
Total investments	18,237,955	19,191,155

Cash and cash equivalents	103,778	111,630
Accrued investment income	213,502	229,054
Accounts receivable and other receivables	49,974	52,975
Reinsurance recoverables (Note 7)	229,888	214,197
Deferred policy acquisition costs	49,017	14,377
Intangibles and goodwill (Note 8)	3,687	7,600
Deferred income tax assets, net (Note 11)	134,648	78,006
Current income tax recoverable	26,207	—
Property, equipment, and leasehold improvements, net (Note 9)	18,040	404
Other assets	5,117	1,478
Securities lending collateral (Note 5)	598,451	890,710
Separate account assets	1,188,820	1,228,360
Total assets	$20,859,084	$22,019,946

	December 31
	2005	2004
Liabilities and shareholder’s equity
Funds held under deposit contracts (Note 6)	$16,697,903	$17,542,577
Future policy benefits	371,457	354,912
Policy and contract claims (Note 10)	135,655	153,173
Unearned premiums	11,560	9,403
Other policyholders’ funds	47,511	43,288
Current income taxes payable (Note 11)	—	4,567
Other liabilities	205,235	162,329
Securities lending payable (Note 5)	598,451	890,710
Separate account liabilities	1,188,820	1,228,360
Total liabilities	19,256,592	20,389,319

Commitments and contingencies (Note 13)

Common stock, $250 par value; 20,000 shares authorized, issued, and outstanding	5,000	5,000
Additional paid-in capital	1,251,697	1,251,697
Retained earnings	212,902	62,416
Accumulated other comprehensive income, net of taxes (Note 12)	132,893	311,514
Total shareholder’s equity	1,602,492	1,630,627

Total liabilities and shareholder’s equity	$20,859,084	$22,019,946

See accompanying notes to the consolidated financial statements.

Symetra Life Insurance Company and Subsidiaries

Consolidated Statements of Income

(In Thousands)

			Predecessor
	Year Ended December 31, 2005	Period From August 2, 2004 Through December 31, 2004	Period From January 1, 2004 Through August 1, 2004	Year Ended December 31, 2003
Revenues:
Premiums (Note 7)	$575,459	$263,195	$357,925	$680,518
Net investment income (Note 3)	991,233	410,436	693,464	1,210,194
Other revenues	37,383	17,411	29,797	39,444
Net realized investment gains (losses) (Note 3)	13,162	7,024	34,985	(9,516)
Total	1,617,237	698,066	1,116,171	1,920,640

Benefits and expenses:
Policyholder benefits and claims	327,427	127,499	223,577	381,937
Interest credited to policyholder account values	811,334	360,196	556,433	990,816
Other underwriting and operating expenses	251,150	112,543	166,981	299,114
Amortization of deferred policy acquisition costs	11,862	1,626	34,164	51,327
Intangible asset amortization (Note 8)	—	—	4,929	8,331
Total	1,401,773	601,864	986,084	1,731,525

Income before income taxes	215,464	96,202	130,087	189,115

Provision for income taxes (Note 11):
Current	21,914	23,046	1,237	42,091
Deferred	43,064	10,740	30,608	9,321
Total	64,978	33,786	31,845	51,412
Net income	$150,486	$62,416	$98,242	$137,703

See accompanying notes to the consolidated financial statements.

Symetra Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity
(In Thousands)

			Predecessor
	Year Ended December 31, 2005	Period From August 2, 2004 Through December 31, 2004	Period From January 1, 2004 Through August 1, 2004	Year Ended December 31, 2003

Common stock	$5,000	$5,000	$5,000	$5,000

Additional paid-in capital:
Balance at beginning of period	1,251,697	373,638	363,391	357,017
Purchase method accounting adjustment	—	878,059	—	—
Capital contribution from Safeco	—	—	8,834	4,537
Stock option expense allocation from Safeco	—	—	1,413	1,837
Balance at end of period	1,251,697	1,251,697	373,638	363,391

Retained earnings:
Balance at beginning of period	62,416	1,327,392	1,293,450	1,155,747
Purchase method accounting adjustment		(1,327,392)	—	—
Net income	150,486	62,416	98,242	137,703
Dividends to Safeco	—	—	(64,300)	—
Balance at end of period	212,902	62,416	1,327,392	1,293,450

Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	311,514	636,050	829,145	704,784
Purchase method accounting adjustment	—	(636,050)	—	—
Other comprehensive income (loss)	(178,621)	311,514	(193,095)	124,361
Balance at end of period	132,893	311,514	636,050	829,145
Shareholder’s equity	$1,602,492	$1,630,627	$2,342,080	$2,490,986

See accompanying notes to the consolidated financial statements.

Symetra Life Insurance Company and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(In Thousands)

			Predecessor
	Year Ended December 31, 2005	Period From August 2, 2004 Through December 31, 2004	Period From January 1, 2004 Through August 1, 2004	Year Ended December 31, 2003

Net income	$150,486	$62,416	$98,242	$137,703

Other comprehensive income (loss), net of taxes:
Change in unrealized gains and losses on available-for-sale securities (net of tax $(93,083), $169,525, $(102,908), and $75,322, respectively)	(172,869)	314,831	(191,115)	139,884
Reclassification adjustment for net realized investment (gains) losses included in net income (net of tax: $(3,518), $(1,543), $(12,360), and $4,173, respectively)	(6,534)	(2,865)	(22,953)	7,749
Derivatives qualifying as cash flow hedges — net change in fair value (net of tax: $—, $—, $(2,390), and $(765), respectively)	—	—	(4,439)	(1,421)
Adjustment for deferred policy acquisition costs valuation allowance (net of tax: $419, $(243), $13,683, and $(11,766), respectively)	782	(452)	25,412	(21,851)
Other comprehensive income (loss)	(178,621)	311,514	(193,095)	124,361
Comprehensive income (loss)	$(28,135)	$373,930	$(94,853)	$262,064

See accompanying notes to the consolidated financial statements.

Symetra Life Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows
(In Thousands)

			Predecessor
	Year Ended December 31, 2005	Period From August 2, 2004 Through December 31, 2004	Period From January 1, 2004 Through August 1, 2004	Year Ended December 31, 2003
Cash flows from operating activities
Net income	$150,486	$62,416	$98,242	$137,703
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment (gains) losses	(13,162)	(7,024)	(34,985)	9,516
Accretion of fixed maturity investments	98,829	58,533	3,949	(21,643)
Accrued interest on accrual bonds	(45,383)	(19,502)	(27,504)	(45,937)
Amortization and depreciation	7,583	1,761	4,466	14,850
Deferred income tax provision	43,064	10,740	30,608	9,321
Interest expense on deposit contracts	811,334	360,196	556,433	990,816
Mortality and expense charges and administrative fees	(89,185)	(35,825)	(50,718)	(84,238)
Other, net	11	1,302	938	(1,417)
Changes in:
Accrued investment income	15,552	9,567	(7,807)	(2,806)
Deferred policy acquisition costs	(33,438)	(13,816)	11,011	(22,490)
Other receivables	(7,932)	(4,087)	20,015	(34,730)
Policy and contract claims	(17,518)	(113)	14,061	(30,919)
Future policy benefits	16,545	(5,234)	5,710	(8,052)
Unearned premiums	2,157	(710)	275	287
Accrued income taxes	(30,774)	15,814	(38,509)	28,101
Other assets and liabilities	20,240	19,888	(57,939)	14,062
Total adjustments	777,923	391,490	430,004	814,721
Net cash provided by operating activities	928,409	453,906	528,246	952,424

Cash flows from investing activities
Purchases of:
Fixed maturities available-for-sale	(2,873,509)	(1,202,612)	(1,677,343)	(4,448,014)
Equity securities available-for-sale	(98,629)	(42,992)	(3,375)	(8,915)
Other invested assets	(51,806)	(6,072)	162	(8,445)
Issuance of nonaffiliated mortgage loans	(101,992)	(15,543)	(40,854)	(117,810)
Issuance of policy loans	(17,895)	(7,546)	(12,550)	(22,229)
Maturities and calls of fixed maturities available-for-sale	1,273,535	791,191	974,773	2,110,009
Sale of:
Fixed maturities available-for-sale	2,318,889	362,459	712,821	1,285,983
Equity securities available-for-sale	53,716	41,573	4,491	8,715

			Predecessor
	Year Ended December 31, 2005	Period From August 2, 2004 Through December 31, 2004	Period From January 1, 2004 Through August 1, 2004	Year Ended December 31, 2003
Cash flows from investing activities (continued)
Other invested assets	$1,886	$11,781	$1,621	$10,140
Repayment of nonaffiliated mortgage loans	134,774	70,230	119,227	111,456
Repayment of policy loans	19,244	8,555	12,956	23,327
Repayment of affiliated mortgage loans	—	—	33,518	1,669
Net (increase) decrease in short-term investments	—	846	19,040	90,858
Purchase of property, equipment, and leasehold improvements	(21,824)	(502)	382	(10)
Other, net	—	(374)	—	29
Net cash provided by (used in) investing activities	636,389	10,994	144,869	(963,237)

Cash flows from financing activities
Capital contributions received	—	—	1,131	—
Funds received under deposit contracts	448,091	180,787	213,277	1,219,314
Return of funds held under deposit contracts	(2,020,741)	(697,202)	(759,172)	(1,192,457)
Dividends paid to Safeco	—	—	(64,300)	—
Net cash (used in) provided by financing activities	(1,572,650)	(516,415)	(609,064)	26,857
Net increase (decrease) in cash and cash equivalents	(7,852)	(51,515)	64,051	16,044

Cash and cash equivalents at beginning of period	111,630	163,145	99,094	83,050
Cash and cash equivalents at end of period	$103,778	$111,630	$163,145	$99,094

Supplemental disclosures of cash flow information
Net cash paid during the year for:
Income taxes	$51,925	$7,233	$39,745	$10,641
Noncash transaction during the year:
Investment in limited partnership and capital obligation incurred	31,599	—	—	—
Other capital contribution	—	—	7,703	4,537

See accompanying notes to the consolidated financial statements.

Symetra Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

(All Dollar Amounts in Thousands, Unless Otherwise Stated)

December 31, 2005

1. Organization and Description of Business

Symetra Life Insurance Company and Subsidiaries (the Company), (wholly owned subsidiaries of Symetra Financial Corporation) is a stock life insurance company organized under the laws of the state of Washington. The Company offers individual and group insurance products and retirement products including annuities marketed through professional agents and distributors in all states and the District of Columbia. The Company’s principal products include stop-loss medical insurance, fixed deferred annuities, variable annuities, single premium immediate annuities, and individual life insurance.

Symetra Financial Corporation is a Delaware corporation privately owned by an investor group led by White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc.

On March 15, 2004, Symetra Financial Corporation entered into a definitive agreement to purchase a group of life and investment companies from Safeco Corporation (Safeco). Included in the transaction was the Company (formerly Safeco Life Insurance Company), including its three wholly owned subsidiaries:

•                  Symetra National Life Insurance Company (formerly Safeco National Life Insurance Company)

•                  American States Life Insurance Company

•                  First Symetra National Life Insurance Company of New York (formerly First Safeco National Life Insurance Company of New York)

The sale was completed effective August 2, 2004, at a purchase price of $1,349.9 million, representing the amount paid to Safeco at closing of $1,350.0 million, plus capitalized transaction costs of $11.0 million, and less a purchase price adjustment of $11.1 million. The acquisition was financed through investor capital contributions of $1,064.9 million and the issuance of long-term debt of $300 million. On December 29, 2004, Symetra Financial Corporation received $22.8 million from Safeco Corporation in final settlement of its tax sharing agreement and purchase price related to the August 2, 2004 transaction. Of the total purchase price, $1,256.7 million was allocated to Symetra Life Insurance Company and its subsidiaries.

The Company applied pushdown accounting under the provisions of Staff Accounting Bulletin No. 54, Pushdown Basis of Accounting in Financial Statements of Subsidiaries.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Under SFAS No. 141, the purchase price is allocated to the estimated fair value of the tangible and identifiable assets acquired less liabilities assumed at the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of August 2, 2004:

Assets:

Invested assets	$18,808,792
Cash and cash equivalents	58,395
Accrued investment income	238,621
Other assets	43,204
Reinsurance recoverable	213,990
Intangible assets	4,235
Current/deferred income taxes recoverable	267,731
Securities lending collateral	1,026,484
Separate account assets	1,132,144

Total assets acquired	$21,793,596

Liabilities:

Funds held under deposit contracts	$17,734,179
Future policy benefits	360,146
Policy and contract claims	153,286
Other liabilities	130,660
Securities lending payable	1,026,484
Separate account liabilities	1,132,144
Total liabilities assumed	(20,536,899)

Net assets acquired	$1,256,697

Deferred policy acquisition costs, intangible assets, and goodwill were reset to zero on August 2, 2004.

During 2005, the Company adjusted the deferred tax assets valuation allowance that resulted from the realization of certain income tax benefits related to the acquisition. The adjustment increased the amount of deferred tax assets and decreased the amount of intangible assets by $4,200. See Note 11 for more information.

The following pro forma results for the seven months ended August 1, 2004, and the year ended December 31, 2003, are based on the historical financial statements of the Predecessor, adjusted to include the effect of the acquisition as if the acquisition had occurred at the beginning of each period presented:

	Seven Months Ended August 1, 2004	Year Ended December 31, 2003
Net income as reported in Consolidated Statements of Income	$98,242	$137,703
Add back: Amortization of DAC and intangibles	25,410	38,777
Pro forma net income	$123,652	$176,480

Throughout the consolidated financial statements, the new names of the entities have been used as if those names were in effect prior to August 2, 2004. In addition, all references to affiliated companies in the periods prior to August 2, 2004, refer to former Safeco affiliates.

2.              Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that may affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves for future policy benefits, deferred policy acquisition costs, valuation of investments and evaluation of other-than-temporary impairments, income taxes, and contingencies. All significant intercompany transactions and balances have been eliminated in the Consolidated Financial Statements.

Certain reclassifications have been made to prior year financial information to conform to the current period presentation.

Recognition of Insurance Revenue and Related Benefits

Traditional individual life insurance products, primarily term and whole life insurance products, are long-duration contracts consisting principally of products with fixed and guaranteed premiums and benefits. Premiums from these products are recognized as revenue when due. Benefits and expenses are associated with earned premiums as to result in the recognition of profits over the life of the policy. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

Premiums from group life and health insurance products are recognized as revenue when earned over the life of the policy. The Company reports the portion of premiums unearned as a liability for unearned premiums on the Consolidated Balance Sheets. These policies are short-duration contracts.

Deposits related to universal life-type and investment-type products are credited to policyholder account balance and reflected as liabilities rather than premium income when received. Revenues from these contracts consist of investment income on the policyholder fund balances and amounts assessed during the period against policyholders’ account balances for mortality charges, policy administration charges, and surrender charges. The Company includes these mortality charges in premiums. Policy administration charges and surrender charges are included in other revenue in the Consolidated Statements of Income. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

Variable product fees are charged to variable annuity and variable life policyholders based upon the daily net assets of the policyholders’ account values and are recognized as revenue when charged. Cost of insurance charges, policy administration charges, and surrender charges are included in other revenue in the Consolidated Statements of Income.

Investments

In accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company classifies its investments into one of three categories: held-to-maturity, available-for-sale, or trading. The Company determines the appropriate classification of both fixed maturities and marketable equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Fixed maturities include bonds, mortgage-backed securities, and redeemable preferred stocks. The Company classifies all fixed maturities as available-for-sale and carries them at fair value. The Company reports net unrealized investment gains and losses related to available-for-sale securities in accumulated other comprehensive income (OCI) in Shareholder’s Equity, net of related deferred policy acquisition costs and deferred income taxes.

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. Quarterly, the Company compares actual prepayments to anticipated prepayments and recalculates the effective yield to reflect actual payments-to-date plus anticipated future payments. The Company includes any resulting adjustment in net investment income.

Marketable equity securities include common stocks, nonredeemable preferred stocks, and investments in other limited partnerships when the ownership percentage of such investments is less than 3%. The Company classifies marketable equity securities as available-for-sale and carries them at fair value. Changes in net unrealized investment gains and losses are recorded directly to OCI in Shareholder’s Equity, net of related deferred policy acquisition costs and deferred income taxes.

When the collectibility of interest income for fixed maturities is considered doubtful, any accrued but uncollectible interest income is reversed against investment income in the current period. The Company then places the securities on nonaccrual status, and they are not restored to accrual status until all delinquent interest and principal are paid.

The Company’s review of investment securities includes both quantitative and qualitative criteria. Quantitative criteria include length of time and amount that each security is in an unrealized position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security.

The Company’s review of its fixed maturities and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value has declined and remained below cost or amortized cost by less than 20%, (ii) securities where the estimated fair value has declined and remained below cost or amortized cost by 20% or more for less than six months, and (iii) securities where the estimated fair value has declined and remained below cost or amortized cost by 20% or more for six months or greater. While all securities are monitored for impairment, the Company’s experience indicates that the first two categories do not represent a significant risk of impairment, and often, fair values recover over time as the factors that caused the declines improve.

If the value of any of the Company’s investments falls in the third category, the Company analyzes the decrease to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the Company considers:

•                  How long and by how much the fair value has been below its cost

•                  The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential

•                  The Company’s intent and ability to hold the security long enough for it to recover its value

•                  Any downgrades of the security by a rating agency

•                  Any reduction or elimination of dividends, or nonpayment of scheduled interest payments

Based on its analysis, the Company makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, the Company records an impairment charge within net realized investment gains (losses) in the Consolidated Statements of Income in the period that the Company makes the determination.

The Company uses public market pricing information to determine the fair value of its investments when such information is available. When such information is not available for investments, as in the case of securities that are not publicly traded, the Company uses other valuation techniques. Such techniques include using independent pricing sources, evaluating discounted cash flows, identifying comparable securities with quoted market prices, and using internally prepared valuations based on certain modeling and pricing methods. The Company’s investment portfolio at December 31, 2005 and 2004, included $619,544 and $386,890, respectively, of fixed maturities that were not publicly traded, and values for these securities, were determined using these other valuation techniques. The Company owned no equity securities that were not publicly traded.

The cost of securities sold is determined by the specific-identification method.

The Company carries mortgage loans at outstanding principal balances, less a valuation allowance for mortgage loan losses. The Company considers a mortgage loan impaired when it is probable that the Company will be unable to collect principal and interest amounts due according to the contractual terms of the mortgage loan agreement. For mortgage loans that the Company determines to be impaired, the Company charges the difference between the amortized cost and fair value of the underlying collateral to the valuation allowance. Changes in the valuation allowance are recorded in net realized investment gains (losses). The Company accrues interest income on impaired loans to the extent that it is deemed collectible and the loan continues to perform under its original or restructured terms. Interest income on nonperforming loans is generally recognized on a cash basis.

Policy loans are carried at unpaid principal balances, which approximate fair value.

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase. Short-term investments consist of highly liquid debt instruments with maturities of greater than 3 months and less than 12 months when purchased. The Company carries cash and cash equivalents and short-term investments at cost, which approximates fair value.

Investments in limited partnership interests are accounted for under the equity method. The Company uses the equity method of accounting for investment in limited partnership interests in which it has more than a minor interest of 3% or greater, has influence over the partnership’s operating and financial policies and does not have a controlling interest. The Company has no investments in limited partnerships that meet the definition of a variable interest entity under Financial Accounting Standard Board (FASB) Interpretation No. (FIN) 46R, Consolidation of Variable Interest Entities.

Derivative Financial Instruments

Derivative financial instruments are included in other invested assets on the Consolidated Balance Sheets. The Company’s financial statement recognition of the change in fair value of a derivative depends on the intended use of the derivative and the extent to which it is effective as part of a hedging transaction. Derivatives that are highly effective and designated as either fair value or cash flow hedges receive hedge accounting treatment.

Derivatives that hedge the change in fair value of recognized assets or liabilities are designated as fair value hedges. For derivatives designated as fair value hedges, the Company recognizes the changes in the fair value of both the derivative and the hedged items in net realized investment gains (losses) in the Consolidated Statement of Income.

Derivatives that hedge variable rate assets or liabilities or forecasted transactions are designated as cash flow hedges. For derivatives designated as cash flow hedges, the Company recognizes the changes in fair value of the derivative as a component of OCI, net of deferred income taxes, until the hedged transaction affects current earnings. At the time current earnings are affected by the variability of cash flows, the related portion of deferred gains or losses on cash flow hedge derivatives are reclassified from OCI and recorded in the Consolidated Statements of Income.

When the changes in fair value of such derivatives do not perfectly offset the changes in fair value of the hedged transaction, the Company recognizes the ineffective portion in the Consolidated Statements of Income. For derivatives that do not qualify for hedge accounting treatment, the Company records the changes in fair value of these derivatives in net realized investment gains (losses) in the Consolidated Statements of Income.

The Company formally documents all relationships between the hedging instruments and hedged items, as well as risk-management objectives and strategies for undertaking various hedge transactions. The Company links all hedges that are designated as fair value hedges to specific assets or liabilities on the Consolidated Balance Sheets. The Company links all hedges that are designated as cash flow hedges to specific variable rate assets or liabilities or to forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting on a prospective basis.

Reinsurance

The Company utilizes reinsurance agreements to manage its exposure to potential losses. The Company reinsures all or a portion of its risk to reinsurers for certain types of directly written business. In addition, the Company reinsures through pools to cover catastrophic losses. Reinsurance does not affect the Company’s liability to its policyholders. Accordingly, the policy and contract claims liabilities and future policy benefit reserves are reported gross of any related reinsurance recoverables. The Company reports premiums, benefits, and settlement expenses net of reinsurance ceded on the Consolidated Statements of Income. The Company accounts for reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured business on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

Deferred Policy Acquisition Costs

The Company defers as assets certain costs, principally commissions, distribution costs, and other underwriting costs that vary with, and are primarily related to the production of business. The Company amortizes acquisition costs for deferred and immediate annuity contracts and universal life insurance policies over the lives of the contracts or policies in proportion to the present value of estimated future gross profits of each of these product lines. In this estimation process, the Company makes assumptions as to surrender rates, mortality experience, and investment performance. Actual profits can vary from the estimates and can thereby result in increases or decreases to deferred policy acquisition cost (DAC) amortization rates. The Company regularly evaluates its assumptions and, when necessary, revises the estimated gross profits of these contracts, resulting in adjustments to DAC amortization that are recorded in earnings when such estimates are revised. The Company adjusts the unamortized balance of DAC for the impact on estimated future gross profits as if net unrealized investment gains and losses on securities had been realized as of the balance sheet date. The Company includes the impact of this adjustment, net of tax, in OCI in Shareholder’s Equity.

The Company amortizes acquisition costs for traditional individual life insurance policies over the premium paying period of the related policies, using assumptions consistent with those used in computing policy benefit liabilities. The Company amortizes acquisition costs for group life and medical policies over the policy period of one year. DAC related to internally replaced contracts are expensed at the date of replacement.

The Company conducts regular DAC recoverability analyses for deferred and immediate annuity contracts, universal life contracts, and traditional life contract DAC balances. The Company compares the current DAC balance with the estimated present value of future profitability of the underlying business. The DAC balances are considered recoverable if the present value of future profits is greater than the current DAC balance. As of December 31, 2005, all of the DAC balances were considered recoverable.

Intangibles and Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets, separate from other identifiable intangibles. Other identifiable intangibles for businesses acquired consisted mainly of the value of state licenses and the value of existing blocks of business. The Company reviews goodwill and intangible assets annually for impairment, or more frequently if impairment indicators arise. The Company amortizes other purchased intangible assets over their estimated useful lives.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Estimated useful lives generally range from one to ten years for leasehold improvements and three to ten years for all other property and equipment. Leasehold improvements are amortized over the shorter of the economic useful lives or the term of the lease.

Leases

Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceed the amount of straight-line rent expense. Rent holidays, rent incentives, and tenant improvement allowances are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured.

Separate Accounts

Separate account assets and liabilities reported on the accompanying Consolidated Balance Sheets consist of the fair value of variable annuity and variable universal life contracts and represent funds that the Company administers and invests to meet the specific fund allocations of the policyholder. The assets of each separate account are legally segregated and are not subject to claims that arise out of the Company’s other business activities. Net investment income and net realized and unrealized investment gains and losses accrue directly to such policyholder who bears the investment risk, subject to guaranteed minimum death benefits (GMDB). For variable annuity contracts with GMDB, the Company contractually guarantees total deposits made to the contract, less any partial withdrawals, in the event of death. Most of these death benefits are reset based on market values every five or eight years.

The Company reinsures nearly all of the GMDB risk on its individual variable annuity contracts. Therefore, the liability balance is not material. The Company does not include investment results accruing directly to the policyholder in its revenues. Fees charged to policyholders include mortality, policy administration, and surrender charges and are included in premiums and other revenues.

The account balances of variable annuity contracts are invested in variable separate accounts and the general account for fixed fund options.

Funds Held Under Deposit Contracts

Liabilities for fixed deferred annuity contracts, guaranteed investment contracts, and universal life policies are computed as deposits net of withdrawals made by the policyholder, plus amounts credited based on contract specifications, less contract fees and charges assessed, plus any additional interest. For single premium immediate annuities (SPIA), including structured settlements, future benefits are either fully guaranteed or are contingent on the survivorship of the annuitant. Liabilities are based on discounted amounts of estimated future benefits. Contingent future benefits are discounted with best-estimate mortality assumptions, which include provisions for longer life spans over time. The interest rate pattern used to calculate the reserves for SPIAs is set at issue. The interest rates within the pattern vary over time and start with interest rates that prevailed at contract issue. The weighted average implied interest rate on the existing block is currently at 5.8% and will grade to an ultimate assumed level of 6.7% in about 20 years.

Future Policy Benefits

The Company computes liabilities for future policy benefits under traditional individual life and group life insurance policies on the level premium method, which uses a level premium assumption to fund reserves. The Company selects the level premiums so that the actuarial present value of future benefits equals the actuarial present values of future premiums. The Company sets the interest, mortality, and persistency assumptions in the year of issue and includes provisions for adverse deviations. These liabilities are contingent upon the death of the insured while the policy is in force. The Company derives mortality assumptions from both company-specific and industry statistics. The Company discounts future benefits at interest rates that vary by year of policy issue, are graded to the statutory valuation interest rate over time, and range from 6.0% to 4.0%.

Policy and Contract Claims

Liabilities for policy and contract claims primarily represent liabilities for claims under group medical coverages and are established on the basis of reported losses (case basis method). The Company also provides for claims incurred but not reported (IBNR), based on expected loss ratios, claims paying completion patterns, and historical experience. The Company continually reviews estimates for reported but unpaid claims and IBNR. Any necessary adjustments are reflected in current operating results. The majority of these claims are incurred and paid in full within a one-year period. Policy and contract claims liabilities amounted to less than 1% of total liabilities at December 31, 2005.

Income Taxes

Through the date of acquisition, the Company was included in a consolidated federal income tax return filed by Safeco. Tax payments (credits) were made to or received from Safeco in accordance with the tax allocation agreement on a separate company tax return filing basis. Subsequent to the acquisition, the Company files a separate life consolidated tax return. Pursuant to IRC §1504(c) the life insurance companies will file a separate life consolidated tax return for five years subsequent to the acquisition.

Income taxes have been provided using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future tax profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized.

Recently Issued Accounting Standards

American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts

In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses From the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract, resulting in a release of unamortized deferred acquisition costs, unearned revenue, and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of SOP 05-1 and does not expect that the pronouncement will have a material impact on the Company’s consolidated financial statements.

Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In March 2004, the EITF reached consensus on further guidance concerning the identification of and accounting for other-than-temporary impairments and disclosures for cost method investments, as required by EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which was issued on October 23, 2003. EITF Issue No. 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. An EITF Issue No. 03-1 consensus reached in November 2003 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available for sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date, but for which other-than-temporary impairment has not been recognized. In September 2004, the FASB issued FASB Staff Position (FSP) EITF Issue No. 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, which delayed the effectiveness of the guidance in EITF Issue No. 03-1 in its entirety, with the exception of certain disclosure requirements. The Company has complied with the disclosure requirements of EITF Issue No. 03-1, which were effective December 31, 2003.

In November 2005, the FASB issued the final FSP, retitled FSP SFAS No. 115-1 and SFAS No. 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which clarified that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. FSP SFAS No. 115-1 and SFAS No. 124-1 are effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. Because the Company is currently following the existing guidance, the adoption of FSP SFAS No. 115-1 and SFAS No. 124-1 did not have an impact on the Company’s financial position or results of operations.

FIN 46R, Consolidation of Variable Interest Entities

The FASB issued FIN 46R, Consolidation of Variable Interest Entities, in December 2003. FIN 46R changed the method of determining whether certain entities should be consolidated in Consolidated Financial Statements. Except for entities considered to be special purpose entities, FIN 46R was effective in the first period ended after March 15, 2004. The Company adopted FIN 46R effective December 31, 2003. An entity is subject to FIN 46R and is called a Variable Interest Entity (VIE) if it has:

•                  Equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties

•                  Equity investors that cannot make significant decisions about the entity’s operations or do not absorb the expected losses or receive the expected returns of the entity

All other entities are evaluated for combination under existing guidance. FIN 46R requires VIEs to be consolidated by their primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

The Company has identified certain interests in VIEs as defined by FIN 46R. Based on the analysis of these interests, the Company does not meet the FIN 46R definition of “primary beneficiary” of any of these entities and therefore has not consolidated these entities. Even though consolidation is not required, FIN 46R requires disclosure of the nature of any significant interests in a VIE, a description of the VIE’s activities, and the maximum exposure to potential losses due to the Company’s involvement.

On August 2, 2004, Symetra Financial Corporation purchased a loan to a third party agency from Safeco. The agency’s equity at risk is not sufficient to finance its activities and is therefore considered a VIE under FIN 46R. The loan is secured by the assets of the agency, and the majority of the loan amount is personally guaranteed by the agency’s equity holders. The Company is not the primary beneficiary. The potential exposure to losses is limited to the senior debt holding, which was $8.0 million as of December 31, 2005, excluding the value of rights to the assets of the agency and personal guarantees provided by the equity holders. This loan is included in other invested assets.

AICPA SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

The provisions of SOP 03-1 were effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance in three areas: separate account presentation and valuation, the accounting recognition given sales inducements, and the classification and valuation of long-duration contract liabilities. The Company adopted SOP 03-1 effective January 1, 2004. Upon adoption, there was no material impact to the Consolidated Financial Statements.

3. Investments

The following tables summarize the Company’s fixed maturities and marketable equity securities:

December 31, 2005	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agencies	$648,755	$49,460	$(766)	$697,449
State and political subdivisions	741,671	25,218	(1,636)	765,253
Foreign governments	353,333	13,121	(228)	366,226
Corporate securities	10,858,322	262,612	(135,898)	10,985,036
Mortgage-backed securities	4,346,678	42,289	(61,265)	4,327,702
Total fixed maturities	16,948,759	392,700	(199,793)	17,141,666
Marketable equity securities	131,135	12,032	(995)	142,172
Total	$17,079,894	$404,732	$(200,788)	$17,283,838

December 31, 2004	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agencies	$313,908	$9,314	$(66)	$323,156
State and political subdivisions	695,041	19,814	(320)	714,535
Foreign governments	307,229	12,042	(9)	319,262
Corporate securities	12,027,678	402,738	(12,018)	12,418,398
Mortgage-backed securities	4,373,439	62,333	(18,520)	4,417,252
Total fixed maturities	17,717,295	506,241	(30,933)	18,192,603
Marketable equity securities	90,258	5,207	(567)	94,898
Total	$17,807,553	$511,448	$(31,500)	$18,287,501

The following tables show the Company’s investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
December 31, 2005	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities:
U.S. government and agencies	$43,881	$(642)	$7,031	$(125)	$50,912	$(767)
State and political subdivisions	87,574	(675)	51,278	(961)	138,852	(1,636)
Foreign governments	20,927	(225)	2,502	(2)	23,429	(227)
Corporate securities	4,949,321	(122,108)	697,497	(13,789)	5,646,818	(135,897)
Mortgage-backed securities	2,077,490	(36,639)	1,032,928	(24,627)	3,110,418	(61,266)
Total fixed maturities	7,179,193	(160,289)	1,791,236	(39,504)	8,970,429	(199,793)
Marketable equity securities	6,691	(905)	228	(90)	6,919	(995)
Total	$7,185,884	$(161,194)	$1,791,464	$(39,594)	$8,977,348	$(200,788)

	Less Than 12 Months		12 Months or More		Total
December 31, 2004	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities:
U.S. government and agencies	$27,856	$(66)	$—	$—	$27,856	$(66)
State and political subdivisions	68,664	(320)	—	—	68,664	(320)
Foreign governments	2,581	(9)	—	—	2,581	(9)
Corporate securities	2,016,618	(12,018)	—	—	2,016,618	(12,018)
Mortgage-backed securities	1,779,071	(18,520)	—	—	1,779,071	(18,520)
Total fixed maturities	3,894,790	(30,933)	—	—	3,894,790	(30,933)
Marketable equity securities	18,481	(567)	—	—	18,481	(567)
Total	$3,913,271	$(31,500)	$—	$—	$3,913,271	$(31,500)

The Company reviewed all its investments with unrealized losses at the end of 2005 and 2004 in accordance with the Company’s impairment policy described in Note 2. The Company’s evaluation determined that these declines in fair value were temporary and it had the intent and ability to hold until recovery.

At December 31, 2005 and 2004, the Company held below-investment-grade and non-rated fixed maturities of $1,354 million and $1,664 million, respectively, at amortized cost. The respective fair values of these investments were approximately $1,380 million and $1,724 million. These holdings amounted to 8.1% and 9.5%, respectively, of the investments in fixed maturities at fair value at December 31, 2005 and 2004.

The following table summarizes the cost or amortized cost and fair value of fixed maturities at December 31, 2005, by contractual years-to-maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Cost or Amortized Cost	Fair Value
One year or less	$342,746	$337,866
Over one year through five years	1,999,988	1,966,123
Over five years through ten years	3,646,194	3,609,755
Over ten years	6,613,153	6,900,220
Mortgage-backed securities	4,346,678	4,327,702
Total fixed maturities	$16,948,759	$17,141,666

The carrying value of certain securities and cash on deposits with state regulatory authorities was $14,103 and $14,279 at December 31, 2005 and 2004, respectively.

No industry represented more than 9.0% of the amortized cost of fixed maturities and equity securities at December 31, 2005 and 2004.

The following table summarizes the Company’s combined pretax net investment income:

			Predecessor
	Year Ended December 31, 2005	Period From August 2, 2004 Through December 31, 2004	Period From January 1, 2004 Through August 1, 2004	Year Ended December 31, 2003
Interest:
Fixed maturities	$944,448	$390,031	$633,601	$1,108,505
Mortgage loans	46,052	21,943	44,233	75,513
Short-term investments	3,725	934	1,974	4,408
Dividends:
Marketable equity securities	3,725	2,671	3,302	5,417
Redeemable preferred stock	2,860	492	2,965	8,939
Policy loans	5,112	2,241	3,067	5,445
Income in equity method investments	2,514	—	—	—
Other	5,331	2,829	9,230	8,957
Total investment income	1,013,767	421,141	698,372	1,217,184
Investment expenses	(22,534)	(10,705)	(4,908)	(6,990)
Net investment income	$991,233	$410,436	$693,464	$1,210,194

The carrying value of investments in fixed maturities that have not produced income for the last 12 months was $1,789 and $5,152 at December 31, 2005 and 2004, respectively. All of the mortgage loans produced income during 2005 and 2004.

The following table summarizes the Company’s combined net realized investment gains (losses) before income taxes:

			Predecessor
	Year Ended December 31, 2005	Period From August 2, 2004 Through December 31, 2004	Period From January 1, 2004 Through August 1, 2004	Year Ended December 31, 2003
Fixed maturities	$2,983	$4,117	$34,341	$(11,508)
Marketable equity securities	7,069	291	972	(414)
Other invested assets	3,023	2,605	189	4,917
Deferred policy acquisition costs adjustment	87	11	(517)	(2,511)
Net realized investment gains (losses) before income taxes	$13,162	$7,024	$34,985	$(9,516)

The following tables summarize the proceeds from sales of investment securities and related net realized investment gains (losses) before income taxes for 2005, 2004, and 2003.

	Year Ended December 31, 2005
	Fixed Maturities Available-for- Sale	Marketable Equity Securities	Other	Total

Proceeds from sales	$2,318,889	$53,716	$1,886	$2,374,491

Gross realized investment gains	$30,702	$8,138	$—	$38,840
Gross realized investment losses	(25,751)	(847)	—	(26,598)
Net realized investment gains	4,951	7,291	—	12,242
Impairments	(7,624)	—	—	(7,624)
Other, including gains (losses) on calls and redemptions	5,656	(222)	3,110	8,544
Net realized investment gains	$2,983	$7,069	$3,110	$13,162

	Period From August 2, 2004 Through December 31, 2004
	Fixed Maturities Available-for- Sale	Marketable Equity Securities	Other	Total

Proceeds from sales	$362,459	$41,573	$11,781	$415,813

Gross realized investment gains	$8,379	$978	$6,345	$15,702
Gross realized investment losses	(7,862)	(224)	(5,747)	(13,833)
Net realized investment gains	517	754	598	1,869
Impairments	(27)	(87)	—	(114)
Other, including gains (losses) on calls and redemptions	3,627	(376)	2,018	5,269
Net realized investment gains	$4,117	$291	$2,616	$7,024

	Period From January 1, 2004 Through August 1, 2004 – Predecessor
	Fixed Maturities Available-for- Sale	Marketable Equity Securities	Other	Total

Proceeds from sales	$712,821	$4,491	$1,621	$718,933

Gross realized investment gains	$45,702	$1,137	$17,846	$64,685
Gross realized investment losses	(17,163)	(165)	(15,467)	(32,795)
Net realized investment gains	28,539	972	2,379	31,890
Impairments	(10,272)	—	—	(10,272)
Other, including gains (losses) on calls and redemptions	16,074	—	(2,707)	13,367
Net realized investment gains (losses)	$34,341	$972	$(328)	$34,985

	Year Ended December 31, 2003 – Predecessor
	Fixed Maturities Available-for- Sale	Marketable Equity Securities	Other	Total

Proceeds from sales	$1,285,983	$8,715	$10,140	$1,304,838

Gross realized investment gains	$88,560	$615	$877	$90,052
Gross realized investment losses	(13,398)	(162)	(4,327)	(17,887)
Net realized investment gains (losses)	75,162	453	(3,450)	72,165
Impairments	(96,621)	(867)	—	(97,488)
Other, including gains on calls and redemptions	9,951	—	5,856	15,807
Net realized investment (losses) gains	$(11,508)	$(414)	$2,406	$(9,516)

The following table summarizes the Company’s allowance for mortgage loan losses:

	Predecessor
	Year Ended December 31, 2005	Period From August 2, 2004 Through December 31, 2004	Period From January 1, 2004 Through August 1, 2004	Year Ended December 31, 2003
Allowance at beginning of period	$10,172	$10,172	$10,172	$10,554
Adjustment	(6,269)	—	—	—
Loans charged off as uncollectible	—	—	—	(382)
Allowance at end of period	$3,903	$10,172	$10,172	$10,172

This allowance relates to mortgage loan investments of $780,826 and $824,746 at December 31, 2005 and 2004, respectively. All of the Company’s mortgage loan investments were in good standing at December 31, 2005.

At December 31, 2005, mortgage loans constituted approximately 3.7% of total assets and are secured by first-mortgage liens on income-producing commercial real estate, primarily in the retail, industrial, and office building sectors. The majority of the properties are located in the western United States, with 26.3% of the total in California and 21.6% in Washington. Individual loans generally do not exceed $16 million.

The carrying value of other invested assets approximates fair value. The following table summarizes the Company’s other invested assets:

	December 31
	2005	2004
Options	$3,331	$4,889
Embedded derivatives	9,331	—
Other	700	1,175
Total other invested assets	$13,362	$6,064

4. Derivative Financial Instruments

Derivatives are instruments whose values are derived from an underlying instrument, indices, or rates, have a notional amount, and can be net settled. This may include derivatives that are “embedded” in financial instruments or in certain existing assets or liabilities. The Company uses derivative financial instruments, including interest rate swaps and options, as a means of hedging exposure to equity price changes and/or interest rate risk on anticipated transactions or on existing assets and liabilities.

Interest rate risk is the risk of economic loss due to changes in the level of interest rates. Prior to 2005, the Company managed interest rate risk through active portfolio management and selective use of interest rate swaps as hedges to change the characteristics of certain assets and liabilities. With interest rate swap agreements, the Company exchanged with a counterparty, at specified intervals, interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments), based on an underlying principal balance (notional amount). No cash was exchanged at the outset of the contract, and no principal payments are made by either party. The net interest accrued and the net interest payments made at each interest payment due date were recorded to interest income or expense, depending on the hedged item.

Fair Value Hedges

In August 2004, all fair value hedges, totaling $330,409 of notional amount outstanding, were terminated resulting in a realized investment loss of $3,491. Prior to August 2004, the Company used interest rate swaps to hedge the change in fair value of certain fixed-rate assets. As discussed in Note 2, derivatives that were determined to be highly effective were given hedge accounting treatment and changes in their fair value and the related assets that they hedged were recognized in net realized investment gains (losses) in the Consolidated Statement of Income.

Differences between the changes in fair value of these derivatives and the hedged item(s) represent hedge ineffectiveness. In 2004, the Company recognized losses of $3,491 in net realized investment gains and losses due to hedge ineffectiveness. In the 2005 and 2003, no amounts were recognized in earnings due to hedge ineffectiveness.

Cash Flow Hedges

In August 2004, all cash flow interest rate swaps were terminated, resulting in a realized investment gain of $393. Prior to August 2004, the Company used interest rate swaps to hedge the variability of future cash flows arising from changes in interest rates associated with certain variable rate assets and forecasted transactions. As discussed in Note 2, these derivatives were designated as cash flow hedges, and because they were determined to be highly effective, the Company recognized the changes in fair value of the derivative as a component of OCI, net of deferred income taxes, until the hedged transaction affected current earnings. At the time current earnings were affected by the variability of cash flows due to interest rate changes, the related portion of deferred gains or losses on cash flow hedge derivatives were reclassified from OCI and recorded in the Consolidated Statement of Income. Amounts recorded in OCI related to derivatives qualifying as cash flow hedges resulted in a decrease in OCI of  $0, $4,339, and $1,421, after tax for the five-month period ended December 31, 2004, the seven-month period ended August 1, 2004, and the year ended December 31, 2003, respectively.

In August 2004, interest rate swaps related to the forecasted transactions were terminated, resulting in a realized investment gain of $3,640. Prior to August 2004, the interest rate swaps related to forecasted transactions that were considered probable of occurring were considered to be highly effective and qualified for hedge treatment under SFAS No. 133. SFAS No. 133 requires that amounts deferred in OCI be reclassified into earnings either when the forecasted transaction occurs or when it is considered not probable of occurring, whichever happens sooner. In the five-month period ended December 31, 2004, the seven-month period ended August 1, 2004, and for the year ended December 31, 2003, $0, $7,442, and $9,890 after tax, respectively, was reclassified from OCI to net realized investment gains and losses relating to forecasted transactions that were no longer probable of occurring.

Other Derivatives

In 1997, the Company introduced an equity indexed annuity (EIA) product that credits the policyholder based on a percentage of the gain in the S&P 500 Index. Sales of the EIA product were suspended in the fourth quarter of 1998. In connection with this product, the Company has a hedging program with the objective to hedge the exposure to changes in the S&P 500 Index. This program consists of buying S&P 500 index options. Although the Company uses index options to hedge the equity return component of the EIA, the options do not qualify as hedging instruments or for hedge accounting treatment pursuant to SFAS No. 133. Accordingly, the assets are recorded as a free-standing derivative asset or options in other invested assets, and mark-to-market gains or losses to record the options at fair value are recognized in net realized investment gains (losses). The Company recognized pretax gains (losses) on these options of $(4,413), $2,007, $(2,611), and $15,016 for the year ended December 31, 2005, for the five-month period ended December 31, 2004, the seven-month period ended August 1, 2004, and for the year ended December 31, 2003, respectively.

The Company has convertible bonds that contain embedded options. The values of these options are bifurcated from the host value of the respective bonds and are accounted for as derivatives. During 2005, the embedded derivatives are recorded in other invested assets, and mark-to-market gains and losses to record the embedded derivatives at fair value are recognized in net realized investment gains (losses). At December 31, 2005, the value of these options was $9,331.

Counterparty credit risk is the risk that a counterparty to a derivative contract will be unable to perform its obligations. The Company manages counterparty credit risk on an individual counterparty basis, and gains and losses are netted by counterparty. The Company mitigates counterparty credit risk through credit reviews, approval controls, and by only entering into agreements with creditworthy counterparties. The Company performs ongoing monitoring of counterparty credit exposure risk against credit limits. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of derivative financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, forward contracts, and financial futures, credit risk is limited to the amount that it would cost us to replace the contract.

5. Securities Lending Program

The Company participates in a securities lending program whereby blocks of securities that are included in investments are loaned to third parties, primarily major brokerage firms. The Company generally requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $577,877 and $837,242 and an estimated fair value of $574,824 and $860,462 were loaned under the program at December 31, 2005 and December 31, 2004, respectively. The Company was liable for cash collateral under its control of $598,451 and $890,710 at December 31, 2005 and 2004, respectively.

6. Fair Value of Financial Instruments

The Company determines fair value amounts for financial instruments using available third-party market information. When such information is not available, the Company determines the fair value amounts using appropriate valuation methodologies, including discounted cash flows and market prices of comparable instruments. Significant judgment is required in developing certain of these estimates of fair value, and the estimates may not represent amounts at December 31, 2005, that would be realized in a current market exchange.

Estimated fair values for fixed maturities and marketable equity securities, other than non-publicly traded fixed maturities, are based on quoted market prices or prices obtained from independent pricing services.

The Company estimates the fair values for mortgage loans by discounting the projected cash flows using the current rate at which loans would be made to borrowers with similar credit ratings and for the same maturities.

For cash and cash equivalents, policy loans, short-term investments, accounts receivable, and other liabilities, carrying value is a reasonable estimate of fair value.

The Company estimates the fair values of investment contracts (funds held under deposit contracts) with defined maturities by discounting projected cash flows using rates that would be offered for similar contracts with the same remaining maturities. For investment contracts with no defined maturities, the Company estimates fair values to be the present surrender value.

The contract value of securities lending collateral and securities lending payable approximates fair value.

The fair value of investment in limited partnerships is provided by the general partner or manager of each investment. Carrying amount of the note receivable approximates fair value.

Separate account assets and the related liabilities are reported at fair value using quoted market prices.

All derivatives are carried at fair value on the Consolidated Balance Sheet. The fair values of the derivative financial instruments generally represent the estimated amounts that the Company would expect to receive or pay upon termination of the contracts as of the reporting date. Quoted fair values are available for certain derivatives. For derivative instruments not actively traded, the Company estimates fair values using values obtained from independent pricing services, internal modeling, or quoted market prices of comparable instruments.

Other insurance-related financial instruments are exempt from fair value disclosure requirements.

The following table summarizes the carrying or reported values and corresponding fair values of financial instruments:

	December 31, 2005		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Fixed maturities	$17,141,666	$17,141,666	$18,192,603	$18,192,603
Marketable equity securities	142,172	142,172	94,898	94,898
Mortgage loans	776,923	798,430	814,574	845,504
Investment in limited partnerships	83,369	83,369	—	—
Other invested assets:
Options	3,331	3,331	4,889	4,889
Embedded derivatives	9,331	9,331	—	—
Securities lending collateral	598,451	598,451	890,710	890,710
Separate account assets	1,188,820	1,188,820	1,228,360	1,228,360

Financial liabilities:
Funds held under deposit contracts	16,697,703	16,960,272	17,542,577	17,554,000
Other invested liabilities:
Limited partnerships contributions payable	31,599	31,599	—	—
Securities lending payable	598,451	598,451	890,710	890,710
Separate account liabilities	1,188,820	1,188,820	1,228,360	1,228,360

7. Reinsurance

The Company uses reinsurance to manage exposure to potential losses. Although the reinsurer is liable to the Company to the extent of the reinsurance ceded, the Company remains primarily liable to the policyholders as the direct insurer on all risks reinsured. The Company evaluates the financial condition of its reinsurers to minimize the exposure to losses from reinsurer insolvencies. Management of the Company is not aware of any of the Company’s major reinsurers currently experiencing material financial difficulties. The Company analyzes reinsurance recoverables according to the credit ratings of its reinsurers. Of the total amount due from reinsurers at December 31, 2005, 99.7% was with reinsurers rated A- or higher by A.M. Best. The Company had no reserve for uncollectible reinsurance in 2005 or 2004. None of the reinsurance contracts excludes certified terrorist acts.

For the individual life business, the Company has coinsurance agreements on policies exceeding $500,000 and other miscellaneous policies where the reinsurer reimburses us based on the percentage in the contract, which ranges from 50% to 80%, based upon the year that the policy was written. For policies written prior to 2000, the Company recovers from the reinsurer 50% of the death benefit that the Company pays on covered claims. This percentage was increased in 2000 to 80% for a majority of the policies written and was increased in 2002 to cover 80% for all new business written.

The Company reinsures 100% of its group long-term disability and group short-term disability business. The reinsurer is responsible for paying all claims.

Reinsurance recoverables are comprised of the following amounts:

	December 31
	2005	2004
Life insurance
Reinsurance recoverables on:
Policy and contract claim reserves	$2,936	$2,907
Paid claims	3,835	1,114
Life policy liabilities	149,853	129,497
Total life insurance	156,624	133,518

Accident and health insurance
Reinsurance recoverables on:
Policy and contract claim reserves	72,969	80,199
Paid claims	295	480
Total accident and health insurance	73,264	80,679
Total reinsurance recoverables	$229,888	$214,197

The effects of reinsurance on earned premiums are as follows:

			Predecessor
	Year Ended December 31,	Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,	Year Ended December 31,
	2005	2004	2004	2003
Earned premiums
Direct:
Accident and health premiums	$446,044	$197,842	$281,980	$465,734
Life insurance premiums	177,631	72,364	100,278	164,704
Total	623,675	270,206	382,258	630,438

Assumed:
Accident and health premiums	15,277	18,762	23,281	97,985
Life insurance premiums	240	156	168	624
Total	15,517	18,918	23,449	98,609

Ceded:
Accident and health premiums	(23,045)	(9,208)	(12,048)	(18,618)
Life insurance premiums	(40,688)	(16,721)	(35,734)	(29,911)
Total	(63,733)	(25,929)	(47,782)	(48,529)
Total earned premiums	$575,459	$263,195	$357,925	$680,518

Ceded reinsurance reduced policy benefits by $39,253, $11,529, $23,722, and $32,964 for the year ended December 31, 2005, for the five months ended December 31, 2004, the seven months ended August 1, 2004, and for the year ended December 31, 2003, respectively. Included in this amount are accident and health amounts of $(807), $(526), $1,898, and $10,813, respectively.

8. Intangibles and Goodwill

The Company reviews goodwill and intangible assets annually for impairment, or more frequently if impairment indicators arise. The Company amortizes separable intangible assets over their useful lives (but with no maximum life) unless the Company deems them to have an indefinite life.

In December 1999, the Company purchased the assets of Sound Benefits Administration and Sound Benefits Marketing (collectively, referred to as Sound Benefits) to acquire the agency involved in selling and supporting the Select Benefits group medical product.

At December 31, 2004, goodwill of $3,400 represented the estimated contingent purchase price adjustment related to the Sound Benefits business combination. In January 2005, the Company paid the final purchase price and adjusted the related goodwill to $3,687.

Other identifiable intangible assets of $4,200 at December 31, 2004, represent the fair value of state licenses related to the life insurance companies. The intangible asset is not amortized, as its useful life is indefinite.

During 2005, other identifiable intangible assets were written down to zero due to a purchase price allocation adjustment which resulted from the realization of certain income tax benefits. See Note 11 for more information.

Predecessor

On August 2, 2004, intangible assets and goodwill were reduced to zero in accordance with SFAS No. 141.

Predecessor amortization expense for intangible assets, pretax, was $4,929 and $8,331 for the seven months ended August 1, 2004, and for the year ended December 31, 2003, respectively.

Changes in the carrying value of goodwill are presented for the group business segment in the following table. For descriptions of the business segments, see Note 18.

			Predecessor
	Year Ended December 31,	Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,	Year Ended December 31,
	2005	2004	2004	2003

Balance at beginning of period	$—	$54,192	$54,192	$54,192
Additions	—	—	—	—
Reclassifications	—	—	—	—
Amortization	—	—	—	—
Purchase accounting adjustment	—	(54,192)	—	—
Total	$—	$—	$54,192	$54,192

9. Property, Equipment, and Leasehold Improvements

	December 31
	2005	2004

Computer equipment and software	$1,510	$504
Office equipment, furniture, and fixtures	7,132	49
Equipment and software under capital leases	13,586	—
Leasehold improvements	154	6
	22,382	559
Less accumulated depreciation and amortization	4,342	155
	$18,040	$404

Depreciation and amortization expenses associated with property, equipment, and leasehold improvement, including equipment and software under capital leases, amounted to $4,187, $155, $0, and $0 for the year ended December 31, 2005, for the five months ended December 31, 2004, for the seven months ended August 1, 2004, and for the year ended December 31, 2003, respectively.

10. Policy and Contract Claims

The following table provides a reconciliation of the beginning and ending reserve balances for policy and contract claims for 2005 and 2004:

	December 31
	2005	2004
Accident and health policy and contract claims liability, beginning of year	$130,413	$119,267
Less: reinsurance recoverables	381	294
Accident and health policy and contract claims liability, net of related reinsurance recoverable – beginning of year	130,032	118,973

Add provision for claims, occurring in:
The current year	282,785	288,162
Prior years	5,309	15,700
Net incurred losses during the current year	288,094	303,862

Deduct payments for claims, occurring in:
The current year	96,834	77,646
Prior years	208,534	215,157
Net claim payments during the current year	305,368	292,803
Accident and health policy and contract claims liability, net of related reinsurance recoverable – end of year	112,758	130,032
Add: reinsurance recoverable	338	381
Accident and health policy and contract claims liability, end of year	113,096	130,413
Life policy and contract claims liability	22,559	22,760
Policy and contract claims	$135,655	$153,173

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempts to provide for the inherent variability in claim patterns and severity. The provision for claims and claim adjustment expenses increased representing higher-than-expected loss and claims experience for the year ended December 31, 2005. As a result of changes in estimates of insured events in prior years, the provision of claims and claim adjustment expenses increased $15,700 in 2004.

11. Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109 under which deferred income tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Differences between income taxes computed by applying the U.S. federal income tax rate of 35% to income before income taxes, and the provision for income taxes were as follows:

					Predecessor
	Year Ended December 31, 2005		Period From August 2, 2004 Through December 31, 2004		Period From January 1, 2004 Through August 1, 2004		Year Ended December 31, 2003

Income before income taxes	$215,464		$96,202		$130,087		$189,115
Computed “expected” tax expense	$75,412	35.00%	$33,671	35.00%	$45,530	35.00%	$66,190	35.00%
Separate account dividend received deduction (DRD)	(3,960)	(1.84)	(1,103)	(1.15)	(1,461)	(1.12)	(2,771)	(1.47)
Miscellaneous other permanent differences	(120)	(0.06)	(240)	(0.25)	190	0.15	1,167	0.62
IRS audit adjustments	—	—	—	—	(8,749)	(6.73)	(13,174)	(6.97)
Valuation allowance	(5,675)	(2.63)	—	—	—	—	—	—
Other	(679)	(0.32)	1,458	1.52	(3,665)	(2.82)	—	—
Provision for income taxes	$64,978	30.15%	$33,786	35.12%	$31,845	24.48%	$51,412	27.18%

The tax effects of temporary differences which give rise to the deferred income tax assets and deferred income tax liabilities were as follows:

	December 31
	2005	2004
Deferred income tax assets:
Goodwill	$5,289	$4,141
Intangibles	19,036	16,824
Adjustment to life policy liabilities	369,329	478,178
Adjustment to claims reserves	—	165
Capitalization of policy acquisition costs	57,785	66,798
Investment impairments	8,865	34,900
Capital loss carryforwards	—	9,587
Post-retirement benefits	—	—
Uncollected premium adjustment	—	7,002
Guaranty fund assessments	522	627
Furniture and fixtures	2,262	1,915
Other	10,557	6,268
Total deferred income tax assets	473,645	626,405
Valuation allowance	—	(9,587)
Net deferred income tax assets	473,645	616,818
Deferred income tax liabilities:
Unrealized appreciation of investment securities (net of deferred policy acquisition costs adjustment: $(178) and $243, respectively)	71,558	167,563
Securities – basis adjustment	242,909	346,920
Mortgage loans	3,170	6,339
Amounts due from reinsurers	—	5,197
Deferred policy acquisition costs	16,641	4,836
Bond discount accrual	4,543	4,988
Other	176	2,969
Total deferred income tax liabilities	338,997	538,812
Net deferred income tax asset	$134,648	$78,006

On August 2, 2004, the Company established a valuation allowance related to capital loss carry forwards of $27,392 ($9,587 at the effective tax rate). The Company determined the need for a valuation allowance due to the fact that the capital losses generated in 2002 and 2003 continued to be available for carryback purposes by the Company’s former parent, Safeco. During 2005, the valuation allowance was reduced in its entirety as a result of a change in the anticipated realizability of deferred tax assets. The valuation allowance was originally set up to account for a pre-acquisition contingency included in the purchase price allocation. The adjustment resulted in a write down of other intangible assets in the amount of $4,200.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation, but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements for Symetra Life Insurance Company or Symetra National Life Insurance Company on income deferred in the PSA ($6,918 and $530, respectively). To the extent that dividends are paid from the amount accumulated in the PSA, net earnings would be reduced by the amount of tax required to be paid. However, in any taxable year beginning after 2004 and before 2007, direct and indirect distributions from the PSA will be treated as zero (no tax due). If the PSA is not distributed during the window and the entire amount in the PSA account becomes taxable, the tax thereon, computed at the current rates, would amount to $2,421 and $185 for Symetra Life Insurance Company and Symetra National Life Insurance Company, respectively.

12. Comprehensive Income

Comprehensive income is defined as all changes in shareholder’s equity, except those arising from transactions with shareholders. Comprehensive income includes net income and OCI, which consists of changes in unrealized gains or losses of investments and derivatives carried at fair value and the deferred policy acquisition costs valuation allowance.

The components of OCI are as follows:

	December 31
	2005	2004

Net unrealized gains on available-for-sale securities	$203,944	$479,948
Adjustment for deferred policy acquisition costs	506	(695)
Deferred income taxes	(71,557)	(167,739)
Accumulated OCI	$132,893	$311,514

The following summarizes the net changes in OCI:

			Predecessor
	Year Ended December 31,	Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,	Year Ended December 31,
	2005	2004	2004	2003
Increase (decrease) in unrealized appreciation/ depreciation of:
Available-for-sale securities	$(276,004)	$479,948	$(329,336)	$227,128
Derivative financial instruments	—	—	(6,829)	(2,186)
Adjustment for deferred policy acquisition costs	1,201	(695)	39,095	(33,617)
Deferred income taxes	96,182	(167,739)	103,975	(66,964)
Net change in accumulated OCI	$(178,621)	$311,514	$(193,095)	$124,361

13. Commitments and Contingencies

Under state insolvency and guaranty laws, insurers licensed to do business in a state can be assessed or required to contribute to state guaranty funds to cover policyholder losses resulting from insurer insolvencies. Liabilities for guaranty funds are not discounted or recorded net of premium taxes and are included in other liabilities in the Consolidated Balance Sheet. At December 31, 2005 and 2004, the Company had liabilities of $7,561 and $6,921, respectively, for estimated guaranty fund assessments. The Company had a related asset for premium tax offsets of $6,069 and $5,127 at December 31, 2005 and 2004, respectively.

During 2005, the Company invested in two limited partnership interests related to tax-sheltered affordable housing projects. The Company unconditionally committed to provide capital contributions of approximately $34,929 over a period of five years. These investments were accounted for under the equity method and are recorded in investment in limited partnerships with the corresponding amount in other liabilities. An initial capital contribution of approximately $3,330 was paid in 2005 with the remaining capital contributions payable as follows:

2006	$5,798
2007	6,453
2008	1,996
2009	17,352
Total Capital Contributions Payable	$31,599

At December 31, 2005, the Company has committed to invest $17,500 in two private equity limited partnerships. The Company will provide capital contributions to the partnerships up to the committed amount at the discretion of the general partners, subject to certain incremental contribution limits. The term of the capital commitment ranges from five to ten years. The initial contribution for both partnerships amounted to $2,144 for the year ended December 31, 2005.

Because of the nature of the business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not believe that such litigation will have a material adverse effect on its consolidated financial condition, future operating results, or liquidity.

The Company leases office space, commercial real estate, and certain equipment under leases that expire at various dates through 2010. The Company accounts for these leases as operating leases. Certain leases include renewal options.

Minimum rental commitments for the next five years and thereafter, including cost escalation clauses, for leases in effect at December 31, 2005, are as follows:

Year payable	Minimum Rentals

2006	$856
2007	809
2008	685
2009	595
2010	370
Thereafter	—
Total	$3,315

The amount of rent expense charged to operations was $8,134, $4,176, $5,300, and $8,878 for the year ended December 31, 2005, for the five months ended December 31, 2004, the seven months ended August 1, 2004, and for the year ended December 31, 2003, respectively.

In October 2004, the Company entered into a service agreement with a third-party service provider to outsource the majority of its information technology infrastructure. The term of the service agreement is for five years, subject to certain renewal options and early termination provisions. Under the terms of the service agreement, the Company agreed to pay an annual service fee ranging from $13,194 to $14,664 for five years, subject to certain annual service fee adjustments based on actual benchmark and production utilization.

During 2005, the Company paid the service provider a fixed transition fee in the amount of $15,488 related to the acquisition of the initial equipment and software used by the service provider to fulfill and perform its services. The ownership of these assets will be conveyed to the Company upon the termination of the service agreement. The Company recorded the equipment and software as a capital lease with no related future minimum lease payment. Equipment and software under the capital lease was $13,586 at December 31, 2005 with accumulated amortization of $3,057. There were no capitalized leases at December 31, 2004.

At December 31, 2005 and 2004, unfunded mortgage loan commitments were $35,125 and $4,655, respectively. The Company had no other material commitments or contingencies at December 31, 2005 and 2004.

In 2005, the Company entered into a $25,000 revolving credit facility with Bank of New York to support the Company’s overnight repurchase agreement program which provides the Company with liquidity to meet its general funding requirements. There was no borrowing activity in 2005.

14. Employee Benefit Plans

Symetra Financial Corporation sponsors a defined contribution plan for all eligible employees. The Symetra Financial Retirement Plan is a 401(k)/profit-sharing plan that includes a matching contribution of 66.6% of a participant’s contributions, up to 6% of eligible compensation, a profit-sharing feature comprised of a minimum contribution of 3% of each eligible participant’s compensation, and a variable component based on the Board of Director’s discretion. No variable profit-sharing contributions were made in 2005 or 2004. The expenses related to this plan were $4,985 and $2,486 for the year ended December 31, 2005, and for the five months ended December 31, 2004, respectively.

Symetra Financial Corporation also sponsors a performance share plan (the Performance Share Plan), which provides incentives to selected executives based on the long-term success of the Company. The Board of Directors of the Company may grant to an executive an award of performance shares. Each performance share reflects the financial value of the combination of the growth in both book value and enterprise value, conditional upon attainment of a stated performance goal over the award period specified in the grant. The performance shares are exchanged for a cash payment at the end of the award period. The Performance Share Plan in effect in 2005 is for the 36-month period January 1, 2005 through December 31, 2007.

The Performance Share Plan in effect in 2004 is for the 29-month period of August 2, 2004 through December 31, 2006. The amount expensed for the year ended December 31, 2005, and for the five months ended December 31, 2004, related to the Performance Share Plan was $10,262 and $1,928, respectively.

The Company does not offer any healthcare, life insurance, or other post-retirement benefits to retired employees.

Predecessor Plans

Through the date of acquisition, Safeco sponsored defined contribution and defined benefit plans covering substantially all employees of the Company and its subsidiaries and provided a post-retirement benefit program for certain retired employees. Eligibility for participation in the various plans was generally based on completion of a specified period of continuous service or date of hire. Employer contributions to these plans were made in cash. Costs allocated to the Company for these plans were $2,305 for the seven months ended August 1, 2004, and $6,178 for the year ended December 31, 2003.

The Safeco 401(k)/Profit Sharing Retirement Plan was a defined contribution plan. It included a minimum contribution of 3% of each eligible participant’s compensation, a matching contribution of 66.6% of participant’s contributions, up to 6% of eligible compensation, and a profit sharing component based on Safeco’s income. No profit-sharing contributions were made in 2004 or 2003.

The Safeco Employee’s Cash Balance Plan (CBP) was a noncontributory defined benefit plan that provided benefits for each year of service after 1988, based on the participant’s eligible compensation, plus a stipulated rate of return on the benefit balance. Safeco made contributions to the CBP based on the funding requirements set by the Employee Retirement Income Security Act of 1974. Costs allocated to the Company for this plan were 1% or less of income before income taxes for the seven months ended August 1, 2004, and for the year ended December 31, 2003.

In addition, Safeco provided certain healthcare and life insurance benefits and other post-retirement benefits (collectively, OPRB) for certain retired employees, their beneficiaries, and eligible dependents. During 2003, Safeco’s OPRB program was amended. In addition, Safeco’s OPRB benefit obligation was revalued to reflect the reduction in staff that was part of a restructuring plan. Due to these actions, Safeco recognized a curtailment gain in 2003, of which $1,247 was allocated to the Company.

The Company participated in Safeco’s Long-Term Incentive Plan of 1997 (the Plan), as amended. Incentive stock options, non-qualified stock options, restricted stock rights (RSR), performance stock rights (PSR), and stock appreciation rights were authorized under the Plan. Stock-based compensation expense allocated to the Company was $1,873 and $2,746 for the seven months ended August 1, 2004, and for the year ended December 31, 2003, respectively.

Stock options were granted at exercise prices not less than the fair value of the stock on the date of the grant. The terms and conditions upon which options became exercisable varied among grants; however, option rights expired no later than ten years from the date of grant. Safeco granted options and rights to key employees. Options generally vested on a straight-line basis over four years.

RSR provided for the holder to receive a stated number of share rights if the holder remained employed for a stated number of years. PSR provided for the holder to receive a stated number of share rights if the holder attained certain specified performance goals within a stated performance cycle. Performance goals included operating income, return on equity, relative stock price appreciation, and/or other criteria.

As a result of the sale of its life insurance companies, Safeco retained liabilities related to OPRB, the CBP, and the Plan.

15. Dividend Restrictions

Insurance companies are restricted by state regulations as to the aggregate amount of dividends they may pay in any consecutive 12-month period without regulatory approval. Generally, dividends may be paid out of earned surplus without approval with 30 days’ prior written notice within certain limits. The limits are generally based on the greater of 10% of the prior year statutory surplus or prior year statutory net gain from operations. Dividends in excess of the prescribed limits or earned surplus require formal state insurance commission approval. Based on statutory limits as of December 31, 2005, the amounts of surplus available for the payment of dividends without prior regulatory approval is $151,072.

16. Statutory-Basis Information

State insurance regulatory authorities require insurance companies to file annual statements prepared on an accounting basis prescribed or permitted by their respective states of domicile. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC), including the revised Accounting Practices and Procedures Manual. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

During 2005, American States Life Insurance Company (ASL) was statutorily merged into Symetra Life Insurance Company. Statutory net income and surplus for the year ended December 31, 2005, for ASL are included in Symetra Life Insurance Company.

Statutory net income (loss) and capital and surplus, by company, are as follows:

	Year Ended December 31
	2005	2004	2003
Statutory net income (loss):
Symetra Life Insurance Company	$162,210	$222,104	$156,699
Symetra National Life Insurance Company	(936)	119	507
First Symetra National Life Insurance Company of New York	(3,016)	857	(29)
American States Life Insurance Company	—	23,237	14,103
Total	$158,258	$246,317	$171,280

	December 31
	2005	2004
Statutory capital and surplus:
Symetra Life Insurance Company	$1,260,136	$1,138,437

Statutory net income differs from income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred; reserves are based on different assumptions; and income tax expense reflects only taxes paid or currently payable.

Statutory capital and surplus differs from amounts reported in accordance with GAAP primarily because of the effect of GAAP purchase accounting adjustments; policy acquisition costs are expensed when incurred; reserves are based on different assumptions; and fixed maturities are carried at amortized cost.

Life and health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on various risk factors related to it. At December 31, 2005, Symetra Life Insurance Company and its subsidiaries met the RBC requirements.

17. Related Parties

The Company received training, consulting, and other marketing services from Talbot Financial Corporation, an affiliate of one of the Company’s officers. The fees paid for these services totaled $609 for the year ended December 31, 2005.

Symetra Assigned Benefits Service Company accepted the assignment of periodic payment obligations from related parties, One Beacon Insurance Group and New Jersey Skylands Insurance Company, affiliated companies of White Mountains Insurance Group, Ltd. Symetra assigned Benefits Service Company purchased structured settlement annuity from Symetra Life to fund these obligations in amounts totaling $916 and $1,729 for the year ended December 31, 2005, and for the five months ended December 31, 2004, respectively.

SABSCO purchased at a discount from third-party payees, future payment streams from structured settlement annuity contracts assigned to and owned by SABSCO and issued by the Company. The payments to annuitants totaled $8,527 during the year ended December 31, 2005. The Company in turn, issued commutation endorsements to SABSCO to commute the payment streams in the structured settlement annuity contracts. During the year ended December 31, 2005, the Company paid $8,191 to SABSCO related to the commutation endorsements, and recorded an accrual for $742.

During 2005, the Company sold fixed maturity investments with a book value of $4,304 to Symetra Financial Corporation for a purchase price of $5,384, recording an affiliated realized capital gain on the transaction of $1,080.

In 2005, the Company transferred the performance share plan liability for the year ended December 31, 2004, to Symetra Financial Corporation for a cash payment totaling $1,928.

The Company, in the ordinary course of business, has issued group excess loss and group life insurance policies to related parties, MidAmerican Energy Holdings Company, an affiliate of Berkshire Hathaway, Inc., and Talbot Agency, Inc., an affiliate of one of the Company’s officers. Premiums received from MidAmerican Energy Holding Company were $2,238 and $505 for the year ended December 31, 2005, and the five months ended December 31, 2004, respectively. Premiums received from Talbot Agency, Inc. were $486, $214, $365, and $544 for the year ended December 31, 2005, the five months ended December 31, 2004, the seven months ended August 1, 2004, and the year ended December 31, 2003, respectively.

During 2005, the Company, in the ordinary course of business, entered into a coinsurance agreement with a related party, Wilton Reassurance Company, an affiliate of one of the Company’s board members. The Company has recorded ceded reinsurance premiums of $663 related to this contract for the year ended December 31, 2005.

The Company markets its products though independent distributors, including Talbot Agency, Inc. and its affiliates, who are related parties. Commissions of $634, $954, $1,403, and $30,040 were paid during the year ended December 31, 2005, the five months ended December 31, 2004, the seven months ended August 1, 2004, and for the year ended December 31, 2003, respectively, related to the Talbot Agencies.

The Company entered into an Investment Management Agreement on March 14, 2004, with White Mountains Advisors, Ltd. This agreement provides for investment advisory services related to the Company’s invested assets and portfolio management services. Fees are paid quarterly and amounted to $18,125 and $7,764 for the year ended December, 2005, and for the five-month period ended December 31, 2004, respectively.

In June 2000, the Company issued a guarantee to General America Corporation (GAC), an affiliate of the predecessor company. Under the guarantee, the Company guaranteed repayment of a loan made by GAC to a third party. The loan was made in June 2000 and matures in June 2017. The principal balance of the loan was $15.9 million at December 31, 2003. On August 2, 2004, Symetra Financial Corporation acquired this loan from GAC, and the guarantee is no longer in effect.

The Company paid concessions, commissions, general agent fees, and administrative fees to Symetra Administrative Services, Inc., Symetra Investment Services, Inc., and Symetra Securities, Inc. totaling $12,461, and $12,668 for the years ended December 31, 2005 and 2004, respectively. These payments are included in other underwriting and operating expenses in the Consolidated Statements of Income.

On December 29, 2004, Symetra Financial Corporation received a purchase price settlement of $22,800 from Safeco. Of this amount, $11,927 was related to the settlement of the federal tax sharing agreement for the Company. This related party receivable was settled in January 2005.

Total related party rent expense for all facilities charged to operations were $1,408 for the year ended December 31, 2005. Other operating expenses and inter-company cost allocations including the performance share plan due to Symetra Financial Corporation and subsidiaries were $7,118 at December 31, 2005. At December 31, 2004, inter-company cost allocations due from Symetra Financial Corporation and subsidiaries were $2,961.

Predecessor

During 2005, the Company relocated its main office location to Bellevue, Washington. Prior to August 2, 2004, the Company was obligated under a real estate lease with GAC through July 31, 2005. The current minimum aggregate rental commitment under this lease obligation was $5,281 at December 31, 2004.

Total related party rent expense for all facilities charged to operations was $5,300 and $8,878 for the seven months ended August 1, 2004, and for the year ended December 31, 2003, respectively.

Prior to August 2, 2004, Safeco and its affiliates provided the Company with personnel, property, and facilities in carrying out certain of its corporate functions. Safeco annually determined allocation factors based on headcount, time studies, actual usage, or other relevant allocation bases in order to allocate expenses for these services and facilities. These expenses were included in net investment income and other operating expenses within the Consolidated Statement of Income. Safeco charged the Company expenses of $21,370 and $40,010 for the seven months ended August 1, 2004, and for the year ended December 31, 2003, respectively. These expenses included charges for corporate overhead, data processing systems, payroll, and other miscellaneous charges.

On July 30, 2004, as part of the purchase of Safeco’s life insurance companies, $7,703 of fixed assets and software was transferred to the Company and reflected as a capital contribution. The remaining $1,131 of the total $8,834 was a cash contribution.

Various affiliated property and casualty companies directly purchased structured settlement annuities from the Company totaling $1,681 and $4,399 for the seven months ended August 1, 2004, and for the year ended December 31, 2003, respectively.

18. Segment Information

The Company provides a broad range of products and services that include individual and group insurance products, pension products, and annuity products. These operations are managed separately as five reportable segments: Group, Income Annuities, Retirement Services, Individual, and Other based on product groupings:

Group’s principal product is stop-loss medical insurance sold to employers with self-insured medical plans. Also included in this segment are group life, accidental death and dismemberment insurance, and disability products.

Income Annuities’ principal product is the structured settlement annuity that is sold to fund third-party personal injury settlements, providing a reliable income stream to the injured party and immediate annuities purchased to fund income after retirement.

Retirement Services’ products are primarily fixed and variable deferred annuities (both qualified and non-qualified), tax-sheltered annuities (marketed to teachers and not-for-profit organizations), guaranteed investment contracts, and corporate retirement funds.

Individual’s products include term, universal and variable universal life, and bank owned life insurance.

Other is comprised mainly of investment income not allocated to other segments and inter-segment elimination entries.

The Company allocates capital and related investment income to each segment based on a RBC formula.

The Company evaluates its results based upon pretax operating earnings, a non-GAAP financial measure that excludes net realized investment gains (losses). Management believes the presentation of segment pretax operating earnings enhances the understanding of its results of operations by highlighting earnings attributable to the normal recurring operations of the business.

The following tables present selected financial information by segment and reconcile pretax operating earnings to amounts reported in the Consolidated Statements of Income.

	Year Ended December 31, 2005
	Group	Income Annuities	Retirement Services	Individual	Other	Total
Revenues:
Premiums	$438,276	$—	$121	$137,062	$—	$575,459
Net investment income	19,126	441,426	292,736	222,613	15,332	991,233
Other revenue	358	453	25,391	14,070	(2,889)	37,383
Total (excluding net realized investment gains (losses))	457,760	441,879	318,248	373,745	12,443	1,604,075

Benefits and expenses:
Policyholder benefits and claims	296,036	—	(25,697)	57,088	—	327,427
Interest credited to policyholder account values	—	392,940	211,538	206,856	—	811,334
Other underwriting and operating expenses	108,668	20,894	64,580	63,858	(6,850)	251,150
Amortization of deferred policy acquisition costs	10,478	273	94	1,017	—	11,862
Total	415,182	414,107	250,515	328,819	(6,850)	1,401,773
Pretax operating earnings	42,578	27,772	67,733	44,926	19,293	202,302

Net realized investment gains (losses)	(168)	17,382	(17,122)	1,344	11,726	13,162
Income before income taxes	$42,410	$45,154	$50,611	$46,270	$31,019	$215,464

Assets:
Total investments	$135,226	$7,276,295	$5,094,036	$4,130,472	$1,601,926	$18,237,955
Separate account assets	—	—	1,074,463	114,357	—	1,188,820
Total assets	237,884	7,451,284	6,524,109	4,638,575	2,007,232	20,859,084

	Period From August 2, 2004 Through December 31, 2004
	Group	Income Annuities	Retirement Services	Individual	Other	Total
Revenues:
Premiums	$207,396	$—	$105	$55,694	$—	$263,195
Net investment income	8,698	184,069	124,172	89,229	4,268	410,436
Other revenue	(9)	151	10,965	6,224	80	17,411
Total (excluding net realized investment gains (losses))	216,085	184,220	135,242	151,147	4,348	691,042

Benefits and expenses:
Policyholder benefits and claims	124,008	—	(15,849)	19,340	—	127,499
Interest credited to policyholder account values	—	164,100	109,211	86,885	—	360,196
Other underwriting and operating expenses	49,988	7,161	26,095	28,566	733	112,543
Amortization of deferred policy acquisition costs	1,352	—	236	38	—	1,626
Total	175,348	171,261	119,693	134,829	733	601,864
Pretax operating earnings	40,737	12,959	15,549	16,318	3,615	89,178

Net realized investment gains (losses)	(1)	(3,277)	4,166	2,809	3,327	7,024
Income before income taxes	$40,736	$9,682	$19,715	$19,127	$6,942	$96,202

Assets:
Total investments	$526,113	$7,752,278	$6,721,800	$4,271,000	$(80,036)	$19,191,155
Separate account assets	—	—	1,114,843	113,517	—	1,228,360
Total assets	629,644	7,884,679	8,245,373	4,737,864	522,386	22,019,946

	Period From January 1, 2004 Through August 1, 2004 — Predecessor
	Group	Income Annuities	Retirement Services	Individual	Other	Total
Revenues:
Premiums	$293,213	$—	$92	$64,620	$—	$357,925
Net investment income	13,565	290,307	224,995	139,063	25,534	693,464
Other revenue	—	193	14,776	14,774	54	29,797
Total (excluding net realized investment gains)	306,778	290,500	239,863	218,457	25,588	1,081,186

Benefits and expenses:
Policyholder benefits and claims	196,468	—	172	26,937	—	223,577
Interest credited to policyholder account values	—	274,800	155,403	126,230	—	556,433
Other underwriting and operating expenses	70,479	9,423	35,398	36,059	15,622	166,981
Amortization of deferred policy acquisition costs	10,537	—	16,313	7,314	—	34,164
Intangibles and goodwill amortization	794	—	801	1,746	1,588	4,929
Total	278,278	284,223	208,087	198,286	17,210	986,084
Pretax operating earnings	28,500	6,277	31,776	20,171	8,378	95,102

Net realized investment gains	140	12,751	2,372	5,225	14,497	34,985
Income before income taxes	$28,640	$19,028	$34,148	$25,396	$22,875	$130,087

	Year Ended December 31, 2003 — Predecessor
	Group	Income Annuities	Retirement Services	Individual	Other	Total
Revenues:
Premiums	$545,102	$—	$316	$135,100	$—	$680,518
Net investment income	23,089	517,771	394,115	241,651	33,568	1,210,194
Other revenue	1,243	187	23,229	14,179	606	39,444
Total (excluding net realized investment gains (losses))	569,434	517,958	417,660	390,930	34,174	1,930,156

Benefits and expenses:
Policyholder benefits and claims	310,848	—	2,121	68,968	—	381,937
Interest credited to policyholder account values	—	468,617	297,949	224,250	—	990,816
Other underwriting and operating expenses	138,857	20,044	59,994	68,376	11,843	299,114
Amortization of deferred policy acquisition costs	12,817	—	26,570	11,940	—	51,327
Intangibles and goodwill amortization	1,361	—	596	3,652	2,722	8,331
Total	463,883	488,661	387,230	377,186	14,565	1,731,525
Pretax operating earnings	105,551	29,297	30,430	13,744	19,609	198,631

Net realized investment gains (losses)	337	(8,624)	13,226	(6,210)	(8,245)	(9,516)
Income before income taxes	$105,888	$20,673	$43,656	$7,534	$11,364	$189,115

Assets:
Total investments	$456,476	$7,330,513	$6,899,115	$4,024,611	$468,960	$19,179,675
Separate account assets	—	—	1,032,272	105,167	—	1,137,439
Total assets	643,438	7,615,963	8,570,557	4,619,523	960,016	22,409,497

Symetra Separate Account SL

Statements of Assets and Liabilities

As of December 31, 2005

	Sub-Accounts
	AIM AGGRESSIVE GROWTH	AIM CAPITAL APPRECIATION II	AIM CAPITAL DEVELOPMENT	AIM GROWTH	AIM HEALTH SCIENCES
ASSETS:
Investments in Underlying:
Investments, at Cost	$735,374	$357	$195,410	$449,780	$30,705
Shares Owned	67,344	15	13,617	31,277	1,695
Investments, at Fair Value	$843,150	$368	$219,091	$539,533	$34,638
Total Assets	843,150	368	219,091	539,533	34,638
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$843,150	$368	$219,091	$539,533	$34,638
PREMIER Variable Universal Life
Net Assets	$843,150	$368	$219,091	$539,533	$34,638
Accumulation Units Outstanding	118,836	32	13,582	107,583	2,536
Accumulation Unit Value	$7.095	$11.735	$16.131	$5.015	$13.657
Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value
	Sub-Accounts
	AIM INTERNATIONAL GROWTH	AIM REAL ESTATE FUND	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION	AMERICAN CENTURY INTERNATIONAL
ASSETS:
Investments in Underlying:
Investments, at Cost	$1,386,219	$673,139	$1,239,826	$15,308	$1,004,281
Shares Owned	69,828	50,676	184,488	1,491	128,484
Investments, at Fair Value	$1,617,920	$1,067,241	$1,383,662	$15,295	$1,057,423
Total Assets	1,617,920	1,067,241	1,383,662	15,295	1,057,423
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$1,617,920	$1,067,241	$1,383,662	$15,295	$1,057,423
PREMIER Variable Universal Life
Net Assets	$1,617,920	$1,067,241	$1,383,662	$15,295	$1,057,423
Accumulation Units Outstanding	86,991	42,064	95,909	1,531	72,558
Accumulation Unit Value	$18.599	$25.372	$14.427	$9.990	$14.573
Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

SEE NOTES TO FINANCIAL STATEMENTS

1

Symetra Separate Account SL

Statements of Assets and Liabilities

As of December 31, 2005

	Sub-Accounts
	AMERICAN CENTURY LARGE COMPANY VALUE	AMERICAN CENTURY ULTRA	AMERICAN CENTURY VALUE	DREYFUS APPRECIATION	DREYFUS MIDCAP STOCK
ASSETS:
Investments in Underlying:
Investments, at Cost	$5,011	$39,129	$1,909,634	$569,256	$1,214,889
Shares Owned	457	4,050	252,713	16,357	85,025
Investments, at Fair Value	$5,012	$42,040	$2,072,249	$606,991	$1,628,224
Total Assets	5,012	42,040	2,072,249	606,991	1,628,224
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$5,012	$42,040	$2,072,249	$606,991	$1,628,224
PREMIER Variable Universal Life
Net Assets	$5,012	$42,040	$2,072,249	$606,991	$1,628,224
Accumulation Units Outstanding	458	3,173	156,361	63,397	119,188
Accumulation Unit Value	$10.934	$13.248	$13.253	$9.574	$13.661
Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value
	Sub-Accounts
	DREYFUS QUALITY BOND	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH	FEDERATED CAPITAL INCOME
ASSETS:
Investments in Underlying:
Investments, at Cost	$625,255	$319,814	$559,003	$468,837	$100,910
Shares Owned	54,407	12,411	18,252	49,951	11,468
Investments, at Fair Value	$613,708	$323,681	$580,950	$452,058	$102,522
Total Assets	613,708	323,681	580,950	452,058	102,522
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$613,708	$323,681	$580,950	$452,058	$102,522
PREMIER Variable Universal Life
Net Assets	$613,708	$323,681	$580,950	$452,058	$102,522
Accumulation Units Outstanding	45,412	49,648	41,986	112,096	12,311
Accumulation Unit Value	$13.514	$6.519	$13.837	$4.033	$8.327
Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

SEE NOTES TO FINANCIAL STATEMENTS

2

Symetra Separate Account SL

Statements of Assets and Liabilities

As of December 31, 2005

	Sub-Accounts
	FEDERATED HIGH INCOME BOND	FIDELITY ASSET MANAGER	FIDELITY ASSET MANAGER: GROWTH	FIDELITY BALANCED	FIDELITY CONTRAFUND
ASSETS:
Investments in Underlying:
Investments, at Cost	$171,936	$7,063,409	$1,121,745	$117,248	$7,496,758
Shares Owned	22,690	462,054	81,383	8,490	333,793
Investments, at Fair Value	$175,621	$6,949,289	$1,055,536	$125,489	$10,357,607
Total Assets	175,621	6,949,289	1,055,536	125,489	10,357,607
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$175,621	$6,949,289	$1,055,536	$125,489	$10,357,607
PREMIER Variable Universal Life
Net Assets	$175,621	$373,249	$328,636	$125,489	$3,503,681
Accumulation Units Outstanding	13,656	27,142	26,141	9,036	173,340
Accumulation Unit Value	$12.860	$13.752	$12.572	$13.888	$20.213
Enhanced Variable Universal Life
Net Assets		$6,576,040	$726,900		$6,853,926
Accumulation Units Outstanding		25,103	3,645		20,031
Accumulation Unit Value		$261.965	$199.439		$342.174
	Sub-Accounts
	FIDELITY EQUITY INCOME	FIDELITY GROWTH	FIDELITY GROWTH & INCOME	FIDELITY GROWTH OPPORTUNITIES	FIDELITY HIGH INCOME
ASSETS:
Investments in Underlying:
Investments, at Cost	$10,386,043	$20,240,915	$998,562	$959,789	$1,765,308
Shares Owned	464,749	547,070	76,620	59,703	253,840
Investments, at Fair Value	$11,846,444	$18,436,267	$1,130,140	$1,035,252	$1,566,190
Total Assets	11,846,444	18,436,267	1,130,140	1,035,252	1,566,190
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$11,846,444	$18,436,267	$1,130,140	$1,035,252	$1,566,190
PREMIER Variable Universal Life
Net Assets	$1,735,354	$4,614,531	$1,130,140	$1,035,252	$274,775
Accumulation Units Outstanding	109,855	325,874	77,572	93,097	27,183
Accumulation Unit Value	$15.797	$14.160	$14.569	$11.120	$10.108
Enhanced Variable Universal Life
Net Assets	$10,111,090	$13,821,736			$1,291,415
Accumulation Units Outstanding	23,444	40,219			7,965
Accumulation Unit Value	$431.280	$343.665			$162.135

SEE NOTES TO FINANCIAL STATEMENTS

3

Symetra Separate Account SL

Statements of Assets and Liabilities

As of December 31, 2005

	Sub-Accounts
	FIDELITY INDEX 500	FIDELITY INVESTMENT GRADE BOND	FIDELITY MID-CAP ADVISOR	FIDELITY MONEY MARKET FUND	FIDELITY OVERSEAS
ASSETS:
Investments in Underlying:
Investments, at Cost	$8,596,549	$1,324,723	$83,296	$4,153,224	$3,948,582
Shares Owned	66,793	103,567	2,573	4,153,224	226,895
Investments, at Fair Value	$9,476,570	$1,321,513	$89,201	$4,153,224	$4,676,299
Total Assets	9,476,570	1,321,513	89,201	4,153,224	4,676,299
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$9,476,570	$1,321,513	$89,201	$4,153,224	$4,676,299
PREMIER Variable Universal Life
Net Assets	$3,242,589	$47,040	$89,201	$2,303,621	$500,805
Accumulation Units Outstanding	223,129	3,046	7,287	183,697	33,232
Accumulation Unit Value	$14.532	$15.442	$12.241	$12.540	$15.070
Enhanced Variable Universal Life
Net Assets	$6,233,981	$1,274,473		$1,849,603	$4,175,494
Accumulation Units Outstanding	20,496	5,975		12,093	16,993
Accumulation Unit Value	$304.162	$213.313		$152.952	$245.722
	Sub-Accounts
	FRANKLIN FLEX CAP GROWTH SECURITIES	FRANKLIN INCOME SECURITIES FUND CLASS II	FRANKLIN SMALL-MID CAP GROWTH SECURITIES[1]	FRANKLIN SMALL CAP VALUE FUND	FRANKLIN U.S. GOVERNMENT
ASSETS:
Investments in Underlying:
Investments, at Cost	$645	$41,303	$640,205	$28,277	$448,091
Shares Owned	65	2,681	37,372	1,735	34,482
Investments, at Fair Value	$689	$41,081	$760,896	$29,133	$434,123
Total Assets	689	41,081	760,896	29,133	434,123
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$689	$41,081	$760,896	$29,133	$434,123
PREMIER Variable Universal Life
Net Assets	$689	$41,081	$760,896	$29,133	$434,123
Accumulation Units Outstanding	61	3,899	95,757	2,540	32,263
Accumulation Unit Value	$11.295	$10.536	$7.946	$11.470	$13.456
Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

1  Frankin Small-Mid Cap Growth Securities was known as Franklin Small Cap prior to April 29, 2005.

SEE NOTES TO FINANCIAL STATEMENTS

4

Symetra Separate Account SL

Statements of Assets and Liabilities

As of December 31, 2005

	Sub-Accounts
	ING JP MORGAN EMERGING MARKETS EQUITY I2	ING NATURAL RESOURCES	J.P. MORGAN INTERNATIONAL EQUITY	J.P. MORGAN MID-CAP VALUE	J.P. MORGAN US LARGE CAP CORE EQUITY
ASSETS:
Investments in Underlying:
Investments, at Cost	$666,928	$349,645	$198,228	$930,529	$575,252
Shares Owned	71,483	22,082	18,479	36,923	45,415
Investments, at Fair Value	$1,048,656	$527,762	$225,445	$1,027,931	$617,638
Total Assets	1,048,656	527,762	225,445	1,027,931	617,638
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$1,048,656	$527,762	$225,445	$1,027,931	$617,638
PREMIER Variable Universal Life
Net Assets	$171,476	$92,650	$225,445	$1,027,931	$617,638
Accumulation Units Outstanding	9,683	5,609	13,078	63,805	75,354
Accumulation Unit Value	$17.710	$16.517	$17.238	$16.110	$8.196
Enhanced Variable Universal Life
Net Assets	$877,180	$435,112
Accumulation Units Outstanding	5,949	2,038
Accumulation Unit Value	$147.446	$213.496
	Sub-Accounts
	MUTUAL SHARES SECURITIES	PIMCO ALL ASSET PORTFOLIO ADVISOR SHARES	PIMCO COMMODITIES FUND ADMIN SHARES	PIONEER BOND VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS II
ASSETS:
Investments in Underlying:
Investments, at Cost	$158,789	$7	$45,698	$1,382,886	$39,431
Shares Owned	10,579	1	3,830	121,509	1,694
Investments, at Fair Value	$192,217	$7	$46,915	$1,311,079	$47,168
Total Assets	192,217	7	46,915	1,311,079	47,168
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$192,217	$7	$46,915	$1,311,079	$47,168
PREMIER Variable Universal Life
Net Assets	$192,217	$7	$46,915	$1,118,240	$47,168
Accumulation Units Outstanding	14,791	1	4,265	78,541	3,373
Accumulation Unit Value	$12.996	$10.476	$10.999	$14.238	$13.985
Enhanced Variable Universal Life
Net Assets				$192,839
Accumulation Units Outstanding				1,292
Accumulation Unit Value				$149.300

2  ING JP Morgan Emerging Markets Equity I was known as ING Emerging Markets prior to December 2, 2005.

SEE NOTES TO FINANCIAL STATEMENTS

5

Symetra Separate Account SL

Statements of Assets and Liabilities

As of December 31, 2005

	Sub-Accounts
	PIONEER EQUITY INCOME VCT CLASS II	PIONEER FUND VCT CLASS I	PIONEER GROWTH OPPORTUNITIES VCT CLASS I	PIONEER MID-CAP VALUE VCT CLASS I	PIONEER SMALL-CAP VALUE VCT CLASS II
ASSETS:
Investments in Underlying:
Investments, at Cost	$25,350	$4,867,395	$7,563,159	$1,971,235	$42,499
Shares Owned	1,192	234,529	396,486	92,467	2,744
Investments, at Fair Value	$25,482	$5,054,107	$10,058,852	$2,311,663	$44,093
Total Assets	25,482	5,054,107	10,058,852	2,311,663	44,093
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$25,482	$5,054,107	$10,058,852	$2,311,663	$44,093
PREMIER Variable Universal Life
Net Assets	$25,482	$3,361,120	$5,988,327	$1,823,345	$44,093
Accumulation Units Outstanding	2,379	286,295	423,588	110,473	3,665
Accumulation Unit Value	$10.710	$11.740	$14.137	$16.505	$12.032
Enhanced Variable Universal Life
Net Assets		$1,692,987	$4,070,525	$488,318
Accumulation Units Outstanding		10,702	18,949	2,451
Accumulation Unit Value		$158.200	$214.820	$199.251
	Sub-Accounts
	PIONEER SMALL-CAP VALUE II VCT CLASS I	PIONEER STRATEGIC INCOME VCT CLASS II	SCUDDER INTERNATIONAL A	SCUDDER TOTAL RETURN[3]	TEMPLETON DEVELOPING MARKETS
ASSETS:
Investments in Underlying:
Investments, at Cost	$1,023,119	$20,836	$179,611	$784,226	$867,260
Shares Owned	67,795	1,896	20,749	36,706	107,482
Investments, at Fair Value	$1,581,658	$20,401	$225,129	$835,050	$1,171,550
Total Assets	1,581,658	20,401	225,129	835,050	1,171,550
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$1,581,658	$20,401	$225,129	$835,050	$1,171,550
PREMIER Variable Universal Life
Net Assets	$1,581,658	$20,401	$225,129	$835,050	$1,171,550
Accumulation Units Outstanding	82,770	1,994	27,557	84,264	67,266
Accumulation Unit Value	$19.109	$10.230	$8.169	$9.910	$17.417
Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

3  Scudder Total Return was known as Scudder Balanced prior to April 29, 2005.

SEE NOTES TO FINANCIAL STATEMENTS

6

Symetra Separate Account SL

Statements of Assets and Liabilities

As of December 31, 2005

	Sub-Accounts
	TEMPLETON GLOBAL INCOME SEC II	TEMPLETON GROWTH SECURITIES	WANGER U.S. SMALLER COMPANIES
ASSETS:
Investments in Underlying:
Investments, at Cost	$2,567	$130,669	$618,421
Shares Owned	169	13,587	26,593
Investments, at Fair Value	$2,399	$187,632	$928,102
Total Assets	2,399	187,632	928,102
LIABILITIES:
Total Liabilities	-	-	-
NET ASSETS	$2,399	$187,632	$928,102
PREMIER Variable Universal Life
Net Assets	$2,399	$187,632	$928,102
Accumulation Units Outstanding	243	14,382	44,597
Accumulation Unit Value	$9.854	$13.046	$20.811
Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

SEE NOTES TO FINANCIAL STATEMENTS

7

Symetra Separate Account SL

Statements of Operations

Year or Period Ended December 31, 2005

	Sub-Accounts
	AIM AGGRESSIVE GROWTH	AIM CAPITAL APPRECIATION II4	AIM CAPITAL DEVELOPMENT	AIM GROWTH	AIM HEALTH SCIENCES
Investment Income
Dividend Income	$-	$-	$-	$-	$-
Mortality and Expense Risk Charge	(5,752)	(1)	(938)	(3,546)	(219)
Net Investment Income (Loss)	(5,752)	(1)	(938)	(3,546)	(219)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	11,669	5	301	6,622	158
Realized Capital Gain Distributions Received	-	-	-	-	-
Net Change in Unrealized Appreciation (Depreciation)	35,486	12	19,794	30,941	2,524
Net Gain (Loss) on Investments	47,155	17	20,095	37,563	2,682
Net Increase (Decrease) in Net Assets Resulting from Operations	$41,403	$16	$19,157	$34,017	$2,463
	Sub-Accounts
	AIM INTERNATIONAL GROWTH	AIM REAL ESTATE FUND	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION[4]	AMERICAN CENTURY INTERNATIONAL
Investment Income
Dividend Income	$9,926	$10,908	$19,924	$148	$11,275
Mortality and Expense Risk Charge	(6,740)	(7,655)	(8,429)	(21)	(6,694)
Net Investment Income (Loss)	3,186	3,253	11,495	127	4,581
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	1,458	238,984	7,391	(3)	(11,509)
Realized Capital Gain Distributions Received	-	27,799	423	-	-
Net Change in Unrealized Appreciation (Depreciation)	222,557	(149,228)	33,588	(13)	123,659
Net Gain (Loss) on Investments	224,015	117,555	41,402	(16)	112,150
Net Increase (Decrease) in Net Assets Resulting from Operations	$227,201	$120,808	$52,897	$111	$116,731

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

8

Symetra Separate Account SL

Statements of Operations

Year or Period Ended December 31, 2005

	Sub-Accounts
	AMERICAN CENTURY LARGE COMPANY VALUE[4]	AMERICAN CENTURY ULTRA	AMERICAN CENTURY VALUE	DREYFUS APPRECIATION	DREYFUS MIDCAP STOCK
Investment Income
Dividend Income	$98	$-	$6,168	$139	$472
Mortality and Expense Risk Charge	(17)	(285)	(10,585)	(4,733)	(10,709)
Net Investment Income (Loss)	81	(285)	(4,417)	(4,594)	(10,237)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	5	2,096	4,658	13,365	56,138
Realized Capital Gain Distributions Received	83	-	71,363	-	6,287
Net Change in Unrealized Appreciation (Depreciation)	2	(1,887)	18,927	17,075	73,410
Net Gain (Loss) on Investments	90	209	94,948	30,440	135,835
Net Increase (Decrease) in Net Assets Resulting from Operations	$171	$(76)	$90,531	$25,846	$125,598
	Sub-Accounts
	DREYFUS QUALITY BOND	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH	FEDERATED CAPITAL INCOME
Investment Income
Dividend Income	$22,680	$-	$9,665	$-	$4,828
Mortality and Expense Risk Charge	(4,402)	(2,294)	(5,511)	(2,976)	(691)
Net Investment Income (Loss)	18,278	(2,294)	4,154	(2,976)	4,137
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	(1,823)	(495)	103,962	(9,109)	(110)
Realized Capital Gain Distributions Received	-	-	-	-	-
Net Change in Unrealized Appreciation (Depreciation)	(5,436)	13,019	(54,518)	24,739	1,355
Net Gain (Loss) on Investments	(7,259)	12,524	49,444	15,630	1,245
Net Increase (Decrease) in Net Assets Resulting from Operations	$11,019	$10,230	$53,598	$12,654	$5,382

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

9

Symetra Separate Account SL

Statements of Operations

Year or Period Ended December 31, 2005

	Sub-Accounts
	FEDERATED HIGH INCOME BOND	FIDELITY ASSET MANAGER	FIDELITY ASSET MANAGER: GROWTH	FIDELITY BALANCED	FIDELITY CONTRAFUND
Investment Income
Dividend Income	$11,661	$196,838	$27,399	$3,238	$26,527
Mortality and Expense Risk Charge	(1,132)	(62,892)	(9,218)	(865)	(79,348)
Net Investment Income (Loss)	10,529	133,946	18,181	2,373	(52,821)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	1,533	(62,590)	(30,598)	593	288,735
Realized Capital Gain Distributions Received	-	2,524	-	89	1,658
Net Change in Unrealized Appreciation (Depreciation)	(8,026)	127,380	40,542	2,714	1,211,794
Net Gain (Loss) on Investments	(6,493)	67,314	9,944	3,396	1,502,187
Net Increase (Decrease) in Net Assets Resulting from Operations	$4,036	$201,260	$28,125	$5,769	$1,449,366
	Sub-Accounts
	FIDELITY EQUITY INCOME	FIDELITY GROWTH	FIDELITY GROWTH & INCOME	FIDELITY GROWTH OPPORTUNITIES	FIDELITY HIGH INCOME
Investment Income
Dividend Income	$199,380	$98,353	$22,092	$9,288	$234,050
Mortality and Expense Risk Charge	(103,308)	(158,236)	(8,464)	(6,854)	(13,626)
Net Investment Income (Loss)	96,072	(59,883)	13,628	2,434	220,424
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	159,954	(633,789)	26,129	(1,693)	(17,206)
Realized Capital Gain Distributions Received	438,145	-	-	-	-
Net Change in Unrealized Appreciation (Depreciation)	(142,396)	1,505,802	26,579	76,170	(176,350)
Net Gain (Loss) on Investments	455,703	872,013	52,708	74,477	(193,556)
Net Increase (Decrease) in Net Assets Resulting from Operations	$551,775	$812,130	$66,336	$76,911	$26,868

SEE NOTES TO FINANCIAL STATEMENTS

10

Symetra Separate Account SL

Statements of Operations

Year or Period Ended December 31, 2005

	Sub-Accounts
	FIDELITY INDEX 500	FIDELITY INVESTMENT GRADE BOND	FIDELITY MID-CAP ADVISOR[4]	FIDELITY MONEY MARKET FUND	FIDELITY OVERSEAS
Investment Income
Dividend Income	$188,232	$47,719	$-	$104,689	$28,100
Mortality and Expense Risk Charge	(82,612)	(12,534)	(201)	(27,411)	(37,526)
Net Investment Income (Loss)	105,620	35,185	(201)	77,278	(9,426)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	251,615	(4,081)	1,340	-	13,077
Realized Capital Gain Distributions Received	-	28,831	-	-	21,991
Net Change in Unrealized Appreciation (Depreciation)	32,178	(45,920)	5,905	-	696,753
Net Gain (Loss) on Investments	283,793	(21,170)	7,245	-	731,821
Net Increase (Decrease) in Net Assets Resulting from Operations	$389,413	$14,015	$7,044	$77,278	$722,395
	Sub-Accounts
	FRANKLIN FLEX CAP GROWTH SECURITIES[4]	FRANKLIN INCOME SECURITIES FUND CLASS II4	FRANKLIN SMALL-MID CAP GROWTH SECURITIES[1]	FRANKLIN SMALL CAP VALUE FUND[4]	FRANKLIN U.S. GOVERNMENT
Investment Income
Dividend Income	$1	$123	$-	$39	$16,535
Mortality and Expense Risk Charge	(3)	(64)	(5,159)	(77)	(2,654)
Net Investment Income (Loss)	(2)	59	(5,159)	(38)	13,881
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	24	(4)	23,503	66	(1,378)
Realized Capital Gain Distributions Received	-	11	-	31	-
Net Change in Unrealized Appreciation (Depreciation)	43	(224)	8,143	856	(5,906)
Net Gain (Loss) on Investments	67	(217)	31,646	953	(7,284)
Net Increase (Decrease) in Net Assets Resulting from Operations	$65	$(158)	$26,487	$915	$6,597

1  Frankin Small-Mid Cap Growth Securities was known as Franklin Small Cap prior to April 29, 2005.

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

11

Symetra Separate Account SL

Statements of Operations

Year or Period Ended December 31, 2005

	Sub-Accounts
	ING JP MORGAN EMERGING MARKETS EQUITY I2	ING NATURAL RESOURCES	J.P. MORGAN INTERNATIONAL EQUITY	J.P. MORGAN MID-CAP VALUE	J.P. MORGAN US LARGE CAP CORE EQUITY
Investment Income
Dividend Income	$6,893	$170	$1,121	$830	$7,755
Mortality and Expense Risk Charge	(8,193)	(3,426)	(962)	(4,887)	(4,361)
Net Investment Income (Loss)	(1,300)	(3,256)	159	(4,057)	3,394
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	55,325	10,686	1,602	3,285	18,986
Realized Capital Gain Distributions Received	-	17,883	-	6,140	-
Net Change in Unrealized Appreciation (Depreciation)	231,282	116,718	13,159	58,260	(19,262)
Net Gain (Loss) on Investments	286,607	145,287	14,761	67,685	(276)
Net Increase (Decrease) in Net Assets Resulting from Operations	$285,307	$142,031	$14,920	$63,628	$3,118
	Sub-Accounts
	MUTUAL SHARES SECURITIES	PIMCO ALL ASSET PORTFOLIO ADVISOR SHARES[4]	PIMCO COMMODITIES FUND ADMIN SHARES[4]	PIONEER BOND VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS II
Investment Income
Dividend Income	$1,371	$-	$552	$125,902	$67
Mortality and Expense Risk Charge	(1,099)	-	(111)	(9,433)	(109)
Net Investment Income (Loss)	272	-	441	116,469	(42)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	1,922	-	229	(1,741)	118
Realized Capital Gain Distributions Received	514	-	45	-	-
Net Change in Unrealized Appreciation (Depreciation)	13,393	-	1,218	(90,601)	7,737
Net Gain (Loss) on Investments	15,829	-	1,492	(92,342)	7,855
Net Increase (Decrease) in Net Assets Resulting from Operations	$16,101	$-	$1,933	$24,127	$7,813

2  ING JP Morgan Emerging Markets Equity I was known as ING Emerging Markets prior to December 2, 2005.

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

12

Symetra Separate Account SL

Statements of Operations

Year or Period Ended December 31, 2005

	Sub-Accounts
	PIONEER EQUITY INCOME VCT CLASS II	PIONEER FUND VCT CLASS I	PIONEER GROWTH OPPORTUNITIES VCT CLASS I	PIONEER MID-CAP VALUE VCT CLASS I	PIONEER SMALL-CAP VALUE VCT CLASS II
Investment Income
Dividend Income	$273	$67,894	$-	$7,085	$-
Mortality and Expense Risk Charge	(56)	(39,116)	(78,120)	(17,262)	(75)
Net Investment Income (Loss)	217	28,778	(78,120)	(10,177)	(75)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	5	(4,887)	324,100	58,812	38
Realized Capital Gain Distributions Received	-	-	-	136,627	308
Net Change in Unrealized Appreciation (Depreciation)	133	236,045	298,405	(25,114)	1,595
Net Gain (Loss) on Investments	138	231,158	622,505	170,325	1,941
Net Increase (Decrease) in Net Assets Resulting from Operations	$355	$259,936	$544,385	$160,148	$1,866
	Sub-Accounts
	PIONEER SMALL-CAP VALUE II VCT CLASS I	PIONEER STRATEGIC INCOME VCT CLASS II	SCUDDER INTERNATIONAL A	SCUDDER TOTAL RETURN[3]	TEMPLETON DEVELOPING MARKETS
Investment Income
Dividend Income	$8,891	$532	$3,193	$25,010	$12,374
Mortality and Expense Risk Charge	(10,747)	(65)	(1,418)	(5,968)	(5,730)
Net Investment Income (Loss)	(1,856)	467	1,775	19,042	6,644
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	95,750	(17)	2,291	8,025	11,990
Realized Capital Gain Distributions Received	1,217	120	-	-	-
Net Change in Unrealized Appreciation (Depreciation)	103,703	(436)	26,016	2,429	203,067
Net Gain (Loss) on Investments	200,670	(333)	28,307	10,454	215,057
Net Increase (Decrease) in Net Assets Resulting from Operations	$198,814	$134	$30,082	$29,496	$221,701

3  Scudder Total Return was known as Scudder Balanced prior to April 29, 2005.

SEE NOTES TO FINANCIAL STATEMENTS

13

Symetra Separate Account SL

Statements of Operations

Year or Period Ended December 31, 2005

	Sub-Accounts
	TEMPLETON GLOBAL INCOME SEC II4	TEMPLETON GROWTH SECURITIES	WANGER U.S. SMALLER COMPANIES
Investment Income
Dividend Income	$158	$1,921	$-
Mortality and Expense Risk Charge	(11)	(3,273)	(6,181)
Net Investment Income (Loss)	147	(1,352)	(6,181)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	(34)	257,627	50,163
Realized Capital Gain Distributions Received	-	-	-
Net Change in Unrealized Appreciation (Depreciation)	(168)	(241,983)	44,404
Net Gain (Loss) on Investments	(202)	15,644	94,567
Net Increase (Decrease) in Net Assets Resulting from Operations	$(55)	$14,292	$88,386

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

14

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	AIM AGGRESSIVE GROWTH	AIM CAPITAL APPRECIATION II4	AIM CAPITAL DEVELOPMENT	AIM GROWTH	AIM HEALTH SCIENCES
Net Assets at January 1, 2004	$695,983	$-	$2,806	$412,665	$5,366
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(5,178)	-	(195)	(3,097)	(140)
Realized Gains (Losses)	(938)	-	47	1,933	64
Net Change in Unrealized Appreciation (Depreciation)	88,345	-	3,649	37,313	1,050
Net Increase (Decrease) in Net Assets Resulting from Operations	82,229	-	3,501	36,149	974
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	201,910	-	80,555	130,217	26,404
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(135,472)	-	(47,384)	(75,564)	(4,053)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	66,438	-	33,171	54,653	22,351
Total Increase (Decrease) in Net Assets	148,667	-	36,672	90,802	23,325
Net Assets at December 31, 2004	844,650	-	39,478	503,467	28,691
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(5,752)	(1)	(938)	(3,546)	(219)
Realized Gains (Losses)	11,669	5	301	6,622	158
Net Change in Unrealized Appreciation (Depreciation)	35,486	12	19,794	30,941	2,524
Net Increase (Decrease) in Net Assets Resulting from Operations	41,403	16	19,157	34,017	2,463
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	171,751	569	170,344	118,639	7,896
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(214,654)	(217)	(9,888)	(116,590)	(4,412)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(42,903)	352	160,456	2,049	3,484
Total Increase (Decrease) in Net Assets	(1,500)	368	179,613	36,066	5,947
Net Assets at December 31, 2005	$843,150	$368	$219,091	$539,533	$34,638

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

15

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	AIM INTERNATIONAL GROWTH	AIM REAL ESTATE FUND	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION[4]	AMERICAN CENTURY INTERNATIONAL
Net Assets at January 1, 2004	$1,420	$1,222,597	$816,722	$-	$800,821
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	174	1,707	7,535	-	(1,299)
Realized Gains (Losses)	67	138,409	4,019	-	(24,959)
Net Change in Unrealized Appreciation (Depreciation)	9,064	233,275	73,857	-	141,401
Net Increase (Decrease) in Net Assets Resulting from Operations	9,305	373,391	85,411	-	115,143
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	101,087	199,863	361,330	-	242,010
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(3,431)	(440,530)	(177,589)	-	(196,446)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	97,656	(240,667)	183,741	-	45,564
Total Increase (Decrease) in Net Assets	106,961	132,724	269,152	-	160,707
Net Assets at December 31, 2004	108,381	1,355,321	1,085,874	-	961,528
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	3,186	3,253	11,495	127	4,581
Realized Gains (Losses)	1,458	266,783	7,814	(3)	(11,509)
Net Change in Unrealized Appreciation (Depreciation)	222,557	(149,228)	33,588	(13)	123,659
Net Increase (Decrease) in Net Assets Resulting from Operations	227,201	120,808	52,897	111	116,731
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	1,576,837	355,690	484,120	15,683	234,866
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(294,499)	(764,578)	(239,229)	(499)	(255,702)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	1,282,338	(408,888)	244,891	15,184	(20,836)
Total Increase (Decrease) in Net Assets	1,509,539	(288,080)	297,788	15,295	95,895
Net Assets at December 31, 2005	$1,617,920	$1,067,241	$1,383,662	$15,295	$1,057,423

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

16

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	AMERICAN CENTURY LARGE COMPANY VALUE[4]	AMERICAN CENTURY ULTRA	AMERICAN CENTURY VALUE	DREYFUS APPRECIATION	DREYFUS MIDCAP STOCK
Net Assets at January 1, 2004	$-	$4,080	$536,153	$846,173	$1,331,920
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	-	(176)	1,476	7,937	(3,972)
Realized Gains (Losses)	-	41	29,584	2,238	66,062
Net Change in Unrealized Appreciation (Depreciation)	-	4,534	41,199	26,022	121,952
Net Increase (Decrease) in Net Assets Resulting from Operations	-	4,399	72,259	36,197	184,042
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	-	48,976	241,584	174,143	319,888
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	-	(2,352)	(209,801)	(241,128)	(315,213)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	-	46,624	31,783	(66,985)	4,675
Total Increase (Decrease) in Net Assets	-	51,023	104,042	(30,788)	188,717
Net Assets at December 31, 2004	-	55,103	640,195	815,385	1,520,637
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	81	(285)	(4,417)	(4,594)	(10,237)
Realized Gains (Losses)	88	2,096	76,021	13,365	62,425
Net Change in Unrealized Appreciation (Depreciation)	2	(1,887)	18,927	17,075	73,410
Net Increase (Decrease) in Net Assets Resulting from Operations	171	(76)	90,531	25,846	125,598
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	5,498	27,456	1,982,884	116,413	431,081
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(657)	(40,443)	(641,361)	(350,653)	(449,092)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	4,841	(12,987)	1,341,523	(234,240)	(18,011)
Total Increase (Decrease) in Net Assets	5,012	(13,063)	1,432,054	(208,394)	107,587
Net Assets at December 31, 2005	$5,012	$42,040	$2,072,249	$606,991	$1,628,224

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

17

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	DREYFUS QUALITY BOND	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH	FEDERATED CAPITAL INCOME
Net Assets at January 1, 2004	$544,825	$287,410	$63,193	$399,570	$91,608
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	19,486	(846)	2,550	(2,832)	3,665
Realized Gains (Losses)	(974)	(3,353)	18,940	(4,429)	(1,649)
Net Change in Unrealized Appreciation (Depreciation)	(2,438)	21,792	74,750	9,129	6,437
Net Increase (Decrease) in Net Assets Resulting from Operations	16,074	17,593	96,240	1,868	8,453
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	231,637	85,218	3,772,265	148,547	30,228
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(173,498)	(65,798)	(2,855,483)	(101,529)	(28,203)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	58,139	19,420	916,782	47,018	2,025
Total Increase (Decrease) in Net Assets	74,213	37,013	1,013,022	48,886	10,478
Net Assets at December 31, 2004	619,038	324,423	1,076,215	448,456	102,086
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	18,278	(2,294)	4,154	(2,976)	4,137
Realized Gains (Losses)	(1,823)	(495)	103,962	(9,109)	(110)
Net Change in Unrealized Appreciation (Depreciation)	(5,436)	13,019	(54,518)	24,739	1,355
Net Increase (Decrease) in Net Assets Resulting from Operations	11,019	10,230	53,598	12,654	5,382
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	156,295	71,768	1,376,218	123,158	19,738
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(172,644)	(82,740)	(1,925,081)	(132,210)	(24,684)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(16,349)	(10,972)	(548,863)	(9,052)	(4,946)
Total Increase (Decrease) in Net Assets	(5,330)	(742)	(495,265)	3,602	436
Net Assets at December 31, 2005	$613,708	$323,681	$580,950	$452,058	$102,522

SEE NOTES TO FINANCIAL STATEMENTS

18

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	FEDERATED HIGH INCOME BOND	FIDELITY ASSET MANAGER	FIDELITY ASSET MANAGER: GROWTH	FIDELITY BALANCED	FIDELITY CONTRAFUND
Net Assets at January 1, 2004	$235,659	$7,889,222	$1,131,298	$146,999	$7,661,342
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	15,858	142,358	16,318	1,955	(41,840)
Realized Gains (Losses)	678	(66,075)	(22,375)	(20)	93,600
Net Change in Unrealized Appreciation (Depreciation)	(2,061)	261,408	62,176	4,111	1,048,513
Net Increase (Decrease) in Net Assets Resulting from Operations	14,475	337,691	56,119	6,046	1,100,273
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	36,044	175,087	52,201	33,787	738,998
Enhanced Variable Universal Life	-	606,706	161,584	-	792,569
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(137,010)	(234,399)	(41,485)	(52,056)	(396,975)
Enhanced Variable Universal Life	-	(1,172,256)	(174,588)	-	(1,058,358)
Increase (Decrease) from Contract Transactions	(100,966)	(624,862)	(2,288)	(18,269)	76,234
Total Increase (Decrease) in Net Assets	(86,491)	(287,171)	53,831	(12,223)	1,176,507
Net Assets at December 31, 2004	149,168	7,602,051	1,185,129	134,776	8,837,849
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	10,529	133,946	18,181	2,373	(52,821)
Realized Gains (Losses)	1,533	(60,066)	(30,598)	682	290,393
Net Change in Unrealized Appreciation (Depreciation)	(8,026)	127,380	40,542	2,714	1,211,794
Net Increase (Decrease) in Net Assets Resulting from Operations	4,036	201,260	28,125	5,769	1,449,366
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	72,912	71,415	47,819	25,518	1,565,146
Enhanced Variable Universal Life	-	476,117	93,198	-	902,444
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(50,495)	(163,684)	(55,298)	(40,574)	(891,721)
Enhanced Variable Universal Life	-	(1,237,870)	(243,437)	-	(1,505,477)
Increase (Decrease) from Contract Transactions	22,417	(854,022)	(157,718)	(15,056)	70,392
Total Increase (Decrease) in Net Assets	26,453	(652,762)	(129,593)	(9,287)	1,519,758
Net Assets at December 31, 2005	$175,621	$6,949,289	$1,055,536	$125,489	$10,357,607

SEE NOTES TO FINANCIAL STATEMENTS

19

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	FIDELITY EQUITY INCOME	FIDELITY GROWTH	FIDELITY GROWTH & INCOME	FIDELITY GROWTH OPPORTUNITIES	FIDELITY HIGH INCOME
Net Assets at January 1, 2004	$11,380,426	$20,668,905	$1,508,437	$938,943	$1,633,262
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	77,145	(118,987)	2,726	(1,707)	116,600
Realized Gains (Losses)	88,511	(484,386)	6,208	(4,982)	(18,676)
Net Change in Unrealized Appreciation (Depreciation)	1,036,976	1,070,913	65,349	69,056	35,663
Net Increase (Decrease) in Net Assets Resulting from Operations	1,202,632	467,540	74,283	62,367	133,587
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	533,083	1,459,991	263,882	179,251	78,405
Enhanced Variable Universal Life	1,268,186	1,556,321	-	-	261,809
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(412,430)	(1,165,219)	(326,237)	(146,450)	(51,425)
Enhanced Variable Universal Life	(1,322,691)	(2,586,897)	-	-	(421,346)
Increase (Decrease) from Contract Transactions	66,148	(735,804)	(62,355)	32,801	(132,557)
Total Increase (Decrease) in Net Assets	1,268,780	(268,264)	11,928	95,168	1,030
Net Assets at December 31, 2004	12,649,206	20,400,641	1,520,365	1,034,111	1,634,292
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	96,072	(59,883)	13,628	2,434	220,424
Realized Gains (Losses)	598,099	(633,789)	26,129	(1,693)	(17,206)
Net Change in Unrealized Appreciation (Depreciation)	(142,396)	1,505,802	26,579	76,170	(176,350)
Net Increase (Decrease) in Net Assets Resulting from Operations	551,775	812,130	66,336	76,911	26,868
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	600,940	1,001,523	232,526	158,381	35,683
Enhanced Variable Universal Life	1,018,507	1,376,291	-	-	202,377
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(1,091,860)	(1,883,602)	(689,087)	(234,151)	(46,723)
Enhanced Variable Universal Life	(1,882,124)	(3,270,716)	-	-	(286,307)
Increase (Decrease) from Contract Transactions	(1,354,537)	(2,776,504)	(456,561)	(75,770)	(94,970)
Total Increase (Decrease) in Net Assets	(802,762)	(1,964,374)	(390,225)	1,141	(68,102)
Net Assets at December 31, 2005	$11,846,444	$18,436,267	$1,130,140	$1,035,252	$1,566,190

SEE NOTES TO FINANCIAL STATEMENTS

20

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	FIDELITY INDEX 500	FIDELITY INVESTMENT GRADE BOND	FIDELITY MID-CAP ADVISOR[4]	FIDELITY MONEY MARKET FUND	FIDELITY OVERSEAS
Net Assets at January 1, 2004	$9,500,701	$1,497,225	$-	$4,812,948	$4,159,028
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	49,552	45,828	-	13,756	11,137
Realized Gains (Losses)	86,762	52,428	-	-	(47,533)
Net Change in Unrealized Appreciation (Depreciation)	843,267	(51,403)	-	-	534,774
Net Increase (Decrease) in Net Assets Resulting from Operations	979,581	46,853	-	13,756	498,378
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	445,989	6,134	-	6,458,026	66,527
Enhanced Variable Universal Life	3,658,720	185,966	-	4,194,382	463,853
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(482,798)	(8,665)	-	(7,703,099)	(99,268)
Enhanced Variable Universal Life	(3,149,694)	(396,857)	-	(5,118,400)	(664,045)
Increase (Decrease) from Contract Transactions	472,217	(213,422)	-	(2,169,091)	(232,933)
Total Increase (Decrease) in Net Assets	1,451,798	(166,569)	-	(2,155,335)	265,445
Net Assets at December 31, 2004	10,952,499	1,330,656	-	2,657,613	4,424,473
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	105,620	35,185	(201)	77,278	(9,426)
Realized Gains (Losses)	251,615	24,750	1,340	-	35,068
Net Change in Unrealized Appreciation (Depreciation)	32,178	(45,920)	5,905	-	696,753
Net Increase (Decrease) in Net Assets Resulting from Operations	389,413	14,015	7,044	77,278	722,395
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	366,934	18,452	118,231	11,298,252	60,601
Enhanced Variable Universal Life	1,264,025	351,539	-	3,354,162	446,058
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(637,787)	(33,653)	(36,074)	(10,348,611)	(64,023)
Enhanced Variable Universal Life	(2,858,514)	(359,496)	-	(2,885,470)	(913,205)
Increase (Decrease) from Contract Transactions	(1,865,342)	(23,158)	82,157	1,418,333	(470,569)
Total Increase (Decrease) in Net Assets	(1,475,929)	(9,143)	89,201	1,495,611	251,826
Net Assets at December 31, 2005	$9,476,570	$1,321,513	$89,201	$4,153,224	$4,676,299

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

21

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	FRANKLIN FLEX CAP GROWTH SECURITIES[4]	FRANKLIN INCOME SECURITIES FUND CLASS II4	FRANKLIN SMALL-MID CAP GROWTH SECURITIES[1]	FRANKLIN SMALL CAP VALUE FUND[4]	FRANKLIN U.S. GOVERNMENT
Net Assets at January 1, 2004	$-	$-	$748,120	$-	$306,799
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	-	-	(5,276)	-	13,508
Realized Gains (Losses)	-	-	10,265	-	(1,261)
Net Change in Unrealized Appreciation (Depreciation)	-	-	73,626	-	(3,711)
Net Increase (Decrease) in Net Assets Resulting from Operations	-	-	78,615	-	8,536
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	-	-	181,525	-	117,242
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	-	-	(210,477)	-	(97,124)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	-	-	(28,952)	-	20,118
Total Increase (Decrease) in Net Assets	-	-	49,663	-	28,654
Net Assets at December 31, 2004	-	-	797,783	-	335,453
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(2)	59	(5,159)	(38)	13,881
Realized Gains (Losses)	24	7	23,503	97	(1,378)
Net Change in Unrealized Appreciation (Depreciation)	43	(224)	8,143	856	(5,906)
Net Increase (Decrease) in Net Assets Resulting from Operations	65	(158)	26,487	915	6,597
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	1,204	42,045	243,946	33,877	179,700
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(580)	(806)	(307,320)	(5,659)	(87,627)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	624	41,239	(63,374)	28,218	92,073
Total Increase (Decrease) in Net Assets	689	41,081	(36,887)	29,133	98,670
Net Assets at December 31, 2005	$689	$41,081	$760,896	$29,133	$434,123

1  Frankin Small-Mid Cap Growth Securities was known as Franklin Small Cap prior to April 29, 2005.

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

22

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	ING JP MORGAN EMERGING MARKETS EQUITY I2	ING NATURAL RESOURCES	J.P. MORGAN INTERNATIONAL EQUITY	J.P. MORGAN MID-CAP VALUE	J.P. MORGAN US LARGE CAP CORE EQUITY
Net Assets at January 1, 2004	$780,660	$252,820	$12,138	$90,837	$693,691
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(220)	335	(189)	(791)	513
Realized Gains (Losses)	5,114	19,471	317	2,100	1,066
Net Change in Unrealized Appreciation (Depreciation)	139,833	14,502	12,739	31,131	61,683
Net Increase (Decrease) in Net Assets Resulting from Operations	144,727	34,308	12,867	32,440	63,262
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	18,903	66,922	95,274	156,601	191,057
Enhanced Variable Universal Life	113,926	55,820	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(55,950)	(62,772)	(11,898)	(40,910)	(125,279)
Enhanced Variable Universal Life	(150,627)	(54,723)	-	-	-
Increase (Decrease) from Contract Transactions	(73,748)	5,247	83,376	115,691	65,778
Total Increase (Decrease) in Net Assets	70,979	39,555	96,243	148,131	129,040
Net Assets at December 31, 2004	851,639	292,375	108,381	238,968	822,731
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(1,300)	(3,256)	159	(4,057)	3,394
Realized Gains (Losses)	55,325	28,569	1,602	9,425	18,986
Net Change in Unrealized Appreciation (Depreciation)	231,282	116,718	13,159	58,260	(19,262)
Net Increase (Decrease) in Net Assets Resulting from Operations	285,307	142,031	14,920	63,628	3,118
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	13,754	15,933	169,529	807,247	120,572
Enhanced Variable Universal Life	146,618	129,408	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(13,012)	(11,937)	(67,385)	(81,912)	(328,783)
Enhanced Variable Universal Life	(235,650)	(40,048)	-	-	-
Increase (Decrease) from Contract Transactions	(88,290)	93,356	102,144	725,335	(208,211)
Total Increase (Decrease) in Net Assets	197,017	235,387	117,064	788,963	(205,093)
Net Assets at December 31, 2005	$1,048,656	$527,762	$225,445	$1,027,931	$617,638

2  ING JP Morgan Emerging Markets Equity I was known as ING Emerging Markets prior to December 2, 2005.

SEE NOTES TO FINANCIAL STATEMENTS

23

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	MUTUAL SHARES SECURITIES	PIMCO ALL ASSET PORTFOLIO ADVISOR SHARES[4]	PIMCO COMMODITIES FUND ADMIN SHARES[4]	PIONEER BOND VCT CLASS I5	PIONEER EMERGING MARKETS VCT CLASS II6
Net Assets at January 1, 2004	$84,498	$-	$-	$1,222,590	$-
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	103	-	-	(6,014)	-
Realized Gains (Losses)	2,704	-	-	(2,609)	-
Net Change in Unrealized Appreciation (Depreciation)	10,047	-	-	42,925	-
Net Increase (Decrease) in Net Assets Resulting from Operations	12,854	-	-	34,302	-
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	65,093	-	-	377,290	-
Enhanced Variable Universal Life	-	-	-	117,664	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(37,192)	-	-	(207,591)	-
Enhanced Variable Universal Life	-	-	-	(215,889)	-
Increase (Decrease) from Contract Transactions	27,901	-	-	71,474	-
Total Increase (Decrease) in Net Assets	40,755	-	-	105,776	-
Net Assets at December 31, 2004	125,253	-	-	1,328,366	-
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	272	-	441	116,469	(42)
Realized Gains (Losses)	2,436	-	274	(1,741)	118
Net Change in Unrealized Appreciation (Depreciation)	13,393	-	1,218	(90,601)	7,737
Net Increase (Decrease) in Net Assets Resulting from Operations	16,101	-	1,933	24,127	7,813
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	72,078	19	60,956	251,367	51,989
Enhanced Variable Universal Life	-	-	-	34,671	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(21,215)	(12)	(15,974)	(179,673)	(12,634)
Enhanced Variable Universal Life	-	-	-	(147,779)	-
Increase (Decrease) from Contract Transactions	50,863	7	44,982	(41,414)	39,355
Total Increase (Decrease) in Net Assets	66,964	7	46,915	(17,287)	47,168
Net Assets at December 31, 2005	$192,217	$7	$46,915	$1,311,079	$47,168

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

5  Pioneer Bond VCT Class I was known as Safeco RST Bond prior to December 10, 2004.

6  The commencement date was December 3, 2004. The 2004 activity is from that date through December 31, 2004, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

24

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	PIONEER EQUITY INCOME VCT CLASS II6	PIONEER FUND VCT CLASS I7	PIONEER GROWTH OPPORTUNITIES VCT CLASS I8	PIONEER MID-CAP VALUE VCT CLASS I9	PIONEER SMALL-CAP VALUE VCT CLASS II6
Net Assets at January 1, 2004	$-	$5,075,089	$8,751,147	$1,998,231	$-
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	-	17,223	(74,414)	(7,549)	-
Realized Gains (Losses)	-	(34,439)	91,947	15,095	-
Net Change in Unrealized Appreciation (Depreciation)	-	361,912	1,867,281	288,590	-
Net Increase (Decrease) in Net Assets Resulting from Operations	-	344,696	1,884,814	296,136	-
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	-	870,014	1,236,863	410,720	-
Enhanced Variable Universal Life	-	243,277	551,971	119,058	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	-	(831,284)	(1,018,993)	(364,567)	-
Enhanced Variable Universal Life	-	(335,583)	(730,241)	(89,262)	-
Increase (Decrease) from Contract Transactions	-	(53,576)	39,600	75,949	-
Total Increase (Decrease) in Net Assets	-	291,120	1,924,414	372,085	-
Net Assets at December 31, 2004	-	5,366,209	10,675,561	2,370,316	-
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	217	28,778	(78,120)	(10,177)	(75)
Realized Gains (Losses)	5	(4,887)	324,100	195,439	346
Net Change in Unrealized Appreciation (Depreciation)	133	236,045	298,405	(25,114)	1,595
Net Increase (Decrease) in Net Assets Resulting from Operations	355	259,936	544,385	160,148	1,866
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	25,849	655,987	981,239	300,316	43,530
Enhanced Variable Universal Life	-	234,374	415,770	122,349	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(722)	(1,011,583)	(1,506,026)	(453,814)	(1,303)
Enhanced Variable Universal Life	-	(450,816)	(1,052,077)	(187,652)	-
Increase (Decrease) from Contract Transactions	25,127	(572,038)	(1,161,094)	(218,801)	42,227
Total Increase (Decrease) in Net Assets	25,482	(312,102)	(616,709)	(58,653)	44,093
Net Assets at December 31, 2005	$25,482	$5,054,107	$10,058,852	$2,311,663	$44,093

6  The commencement date was December 3, 2004. The 2004 activity is from that date through December 31, 2004, where applicable.

7  Pioneer Fund VCT Class I was known as Safeco RST Core Equity Portfolio prior to December 10, 2004.

8  Pioneer Growth Opportunities VCT Class I was known as Safeco RST Growth Opportunities prior to December 10, 2004.

9  Pioneer Mid-Cap Value VCT Class I was known as Safeco RST Multi-Cap Core prior to December 10, 2004.

SEE NOTES TO FINANCIAL STATEMENTS

25

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	PIONEER SMALL-CAP VALUE II VCT CLASS I10	PIONEER STRATEGIC INCOME VCT CLASS II6	SCUDDER INTERNATIONAL A	SCUDDER TOTAL RETURN[3]	TEMPLETON DEVELOPING MARKETS
Net Assets at January 1, 2004	$969,917	$-	$166,374	$789,034	$218,855
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(8,766)	-	970	8,073	3,542
Realized Gains (Losses)	41,353	-	(292)	1,177	6,884
Net Change in Unrealized Appreciation (Depreciation)	225,756	-	25,859	38,105	62,282
Net Increase (Decrease) in Net Assets Resulting from Operations	258,343	-	26,537	47,355	72,708
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	569,170	-	35,695	177,259	221,204
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(242,263)	-	(31,698)	(137,549)	(86,965)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	326,907	-	3,997	39,710	134,239
Total Increase (Decrease) in Net Assets	585,250	-	30,534	87,065	206,947
Net Assets at December 31, 2004	1,555,167	-	196,908	876,099	425,802
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(1,856)	467	1,775	19,042	6,644
Realized Gains (Losses)	96,967	103	2,291	8,025	11,990
Net Change in Unrealized Appreciation (Depreciation)	103,703	(436)	26,016	2,429	203,067
Net Increase (Decrease) in Net Assets Resulting from Operations	198,814	134	30,082	29,496	221,701
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	309,792	21,529	32,393	150,396	922,529
Enhanced Variable Universal Life	-	-	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(482,115)	(1,262)	(34,254)	(220,941)	(398,482)
Enhanced Variable Universal Life	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(172,323)	20,267	(1,861)	(70,545)	524,047
Total Increase (Decrease) in Net Assets	26,491	20,401	28,221	(41,049)	745,748
Net Assets at December 31, 2005	$1,581,658	$20,401	$225,129	$835,050	$1,171,550

3  Scudder Total Return was known as Scudder Balanced prior to April 29, 2005.

6  The commencement date was December 3, 2004. The 2004 activity is from that date through December 31, 2004, where applicable.

10  Pioneer Small-Cap Value II VCT Class I was known as Safeco RST Small Cap Value Portfolio prior to December 10, 2004.

SEE NOTES TO FINANCIAL STATEMENTS

26

Symetra Separate Account SL

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2004 and 2005

	Sub-Accounts
	TEMPLETON GLOBAL INCOME SEC II4	TEMPLETON GROWTH SECURITIES	WANGER U.S. SMALLER COMPANIES
Net Assets at January 1, 2004	$-	$1,031,433	$746,387
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	-	4,801	(5,684)
Realized Gains (Losses)	-	52,975	13,249
Net Change in Unrealized Appreciation (Depreciation)	-	89,294	127,628
Net Increase (Decrease) in Net Assets Resulting from Operations	-	147,070	135,193
Contract Transactions
Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	-	246,644	207,030
Enhanced Variable Universal Life	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	-	(375,716)	(171,734)
Enhanced Variable Universal Life	-	-	-
Increase (Decrease) from Contract Transactions	-	(129,072)	35,296
Total Increase (Decrease) in Net Assets	-	17,998	170,489
Net Assets at December 31, 2004	-	1,049,431	916,876
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	147	(1,352)	(6,181)
Realized Gains (Losses)	(34)	257,627	50,163
Net Change in Unrealized Appreciation (Depreciation)	(168)	(241,983)	44,404

Net Increase (Decrease) in Net Assets Resulting from Operations	(55)	14,292	88,386
Contract Transactions

Contract Purchase Payments and Transfers In
PREMIER Variable Universal Life	2,973	52,459	477,046
Enhanced Variable Universal Life	-	-	-
Contract Terminations, Transfers Out and
Contract Maintenance Charges
PREMIER Variable Universal Life	(519)	(928,550)	(554,206)
Enhanced Variable Universal Life	-	-	-

Increase (Decrease) from Contract Transactions	2,454	(876,091)	(77,160)
Total Increase (Decrease) in Net Assets	2,399	(861,799)	11,226

Net Assets at December 31, 2005	$2,399	$187,632	$928,102

4  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

SEE NOTES TO FINANCIAL STATEMENTS

27

Symetra Separate Account SL

Notes to Financial Statements

1.  ORGANIZATION

Symetra Separate Account SL ("the Separate Account") is registered under the Investment Company Act of 1940, as amended, as a segregated unit investment trust of Symetra Life Insurance Company ("Symetra Life"), a wholly-owned subsidiary of Symetra Financial Corporation. Purchasers of various Symetra Life variable annuity products direct their investment to one or more of the sub-accounts of the Separate Account through the purchase of accumulation units ("the Units"). Under the terms of the registration, the Separate Account is authorized to issue an unlimited number of Units. Each sub-account invests in shares of a designated portfolio of open-ended registered investment companies ("Mutual Funds") as indicated below. Not all sub-accounts are available in all Symetra Life variable annuity products. The performance of the underlying portfolios may differ substantially from publicly traded mutual funds with similar names and objectives.

Symetra Financial Corporation ("Symetra Financial") is a Delaware corporation privately owned by an investor group led by White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc.

On August 2, 2004, Symetra Financial purchased a group of life and investment companies from Safeco Corporation for a purchase price of $1.35 billion. Included in the transaction was Symetra Life (formerly Safeco Life Insurance Company) and Symetra Asset Management Company (formally Safeco Asset Management Company), an affiliate of Symetra Life.

Sub-Account Description	Underlying Portfolios
AIM Variable Insurance Funds, Inc

AIM Aggressive Growth	AIM V.I. Aggressive Growth Fund

AIM Capital Appreciation II1	AIM V.I. Capital Appreciation II

AIM Capital Development	AIM V.I. Capital Development Fund

AIM Growth	AIM V.I. Growth Fund

AIM Health Sciences	AIM V.I. Health Sciences Fund

AIM International Growth	AIM V.I. International Growth Fund

AIM Real Estate Fund	AIM V.I. Real Estate Fund

American Century Variable Portfolios, Inc.

American Century Balanced	VP Balanced

American Century Inflation Protection[1]	VP Inflation

American Century International	VP International

American Century Large Company Value[1]	VP Large Company

American Century Ultra	VP Ultra

American Century Value	VP Value

Dreyfus Investment Portfolios

Dreyfus MidCap Stock	Dreyfus IP MidCap Stock Portfolio

Dreyfus Technology Growth	Dreyfus IP Technology Growth Portfolio

Dreyfus Socially Responsible Growth Fund, Inc.

Dreyfus Socially Responsible	Dreyfus Socially Responsible Growth Fund

Dreyfus Stock Index Fund, Inc.

Dreyfus Stock Index	Dreyfus Stock Index Fund

Dreyfus Variable Investment Fund

Dreyfus Appreciation	Dreyfus VI Capital Appreciation Portfolio

Dreyfus Quality Bond	Dreyfus VI Quality Bond Portfolio

Federated Insurance Series

Federated Capital Income	Federated Capital Income Fund II

Federated High Income Bond	Federated High Income Bond II

28

Symetra Separate Account SL

Notes to Financial Statements

1.  ORGANIZATION (Continued)

Sub-Account Description	Underlying Portfolios
Fidelity Variable Insurance Products Fund 1 (VIP)

Fidelity Asset Manager	VIP Asset Manager Portfolio

Fidelity Asset Manager: Growth	VIP Asset Manager Growth Portfolio

Fidelity Balanced	VIP Balanced Portfolio

Fidelity Contrafund	VIP Contrafund Portfolio

Fidelity Equity Income	VIP Equity-Income Portfolio

Fidelity Growth	VIP Growth Portfolio

Fidelity Growth & Income	VIP Growth & Income Portfolio

Fidelity Growth Opportunities	VIP Growth Opportunities Portfolio

Fidelity High Income	VIP High Income Portfolio

Fidelity Index 500	VIP Index 500 Portfolio

Fidelity Investment Grade Bond	VIP Investment Grade Bond Portfolio

Fidelity Mid-Cap Advisor[1]	VIP Mid Cap Advisor Portfolio

Fidelity Money Market Fund	VIP Money Market Portfolio

Fidelity Overseas	VIP Overseas Portfolio

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities[1]	Franklin Flex Cap Growth Fund

Franklin Income Securities Fund Class II1	Franklin Income Securities Fund — Class II

Franklin Small-Mid Cap Growth Securities[2]	Franklin Small-Mid Cap Growth Securities Fund — Class II

Franklin Small Cap Value Fund[1]	Franklin Small Cap Fund — Class II

Franklin U.S. Government	Franklin U.S. Government Securities Fund — Class II

Mutual Shares Securities	Mutual Shares Securities Fund — Class II

Templeton Developing Markets	Templeton Developing Markets Securities Fund — Class II

Templeton Global Income Sec II1	Templeton Global Income Sec II Fund

Templeton Growth Securities	Templeton Growth Securities Fund

ING VP Emerging Markets Fund, Inc.

ING JP Morgan Emerging Markets Equity I3	ING InvTr JPM Emerging Markets Equity

ING VP Natural Resources Trust

ING Natural Resources	ING VP Natural Resources

JP Morgan Series Trust II

J.P. Morgan International Equity	JP Morgan International Equity Portfolio

J.P. Morgan Mid-Cap Value	JP Morgan US Large Cap Core Equity Portfolio

J.P. Morgan US Large Cap Core Equity	JP Morgan Mid-Cap Value Portfolio

PIMCO Advisors Fund Management LLC

PIMCO All Asset Portfolio Advisor Shares[1]	All Assets Portfolio Advisor Class

PIMCO Commodities Fund Admin Shares[1]	PVIT Commodity Real Return Strategy Fund

Pioneer Investment Management

Pioneer Bond VCT Class I	Pioneer Bond VCT Class I

Pioneer Emerging Markets VCT Class II	Pioneer Emerging Markets VCT Class II

Pioneer Equity Income VCT Class II	Pioneer Equity Income VCT Class II

Pioneer Fund VCT Class I	Pioneer Fund VCT Class I

Pioneer Growth Opportunities VCT Class I	Pioneer Growth Opportunities VCT Class I

Pioneer High Yield VCT Class II14	Pioneer High Yield VCT Class II

Pioneer Mid-Cap Value VCT Class I	Pioneer Mid-Cap Value VCT Class I

Pioneer Small-Cap Value VCT Class II	Pioneer Small Cap Value VCT Class II

Pioneer Small-Cap Value II VCT Class I	Pioneer Small-Cap Value II VCT Class I

Pioneer Strategic Income VCT Class II	Pioneer Strategic Income VCT Class II

29

Symetra Separate Account SL

Notes to Financial Statements

1.  ORGANIZATION (Continued)

Sub-Account Description	Underlying Portfolios
Scudder Variable Life Investment Fund

Scudder International A	Scudder VSI International Portfolio

Scudder Total Return[4]	Scudder VSI Balanced Portfolio

Wagner Advisors Trust

Wanger U.S. Smaller Companies	U.S. Smaller Companies Fund

  1  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

  2  Franklin Small-Mid Cap Growth Securities was known as Franklin Small Cap prior to April 29, 2005.

  3  ING JP Morgan Emerging Markets Equity I was known as ING Emerging Markets prior to December 2, 2005.

  4  Scudder Total Return was known as Scudder Balanced prior to April 29, 2005.

  14  Although this sub-account is part of the Separate Account, it is not included in the Statements of Assets and Liabilities, Operations or Changes in Net Assets, and are not included in the financial notes as they had no assets at December 31, 2005 and no activity during the year ended December 31, 2005. However, this sub-account is available to policyholders.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from Symetra Life's other assets and liabilities. The portion of Symetra Separate Account SL's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Symetra Life may conduct.

2.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements. The policies are in conformity with U.S. generally accepted accounting principles.

INVESTMENT VALUATION — Investments in portfolio shares are valued at the net asset value as reported by the underlying portfolio on the last trading day of the year.

INVESTMENT TRANSACTIONS — Investment transactions are recorded on the trade date. Realized gains and losses on investment transactions are determined using the average cost method.

INCOME RECOGNITION — Dividend income and realized capital gain distributions are recorded on the ex-dividend date. These are all reinvested in shares of the underlying portfolio.

DISTRIBUTIONS — The net investment income and realized capital gains of the Separate Account are not distributed, but are retained and reinvested for the benefit of accumulation unit owners.

FEDERAL INCOME TAX — Operations of the Separate Account are included in the federal income tax return of Symetra Life, which is taxed as a "Life Insurance Company" under the provisions of the Internal Revenue Code. Under current federal income tax law, no income taxes are payable with respect to operations of the Separate Account to the extent the earnings are reinvested.

ESTIMATES — The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.  EXPENSES AND RELATED PARTY TRANSACTIONS

Symetra Life assumes mortality and expense risks ("M&E") and incurs asset-related administrative expenses related to the operations of the Separate Account. Symetra Life deducts a daily charge from the assets of the Separate Account to cover these costs. The daily charge for the Enhanced Variable Universal Life product is, on an annual basis, equal to a rate of 0.90 percent of the average daily net assets of the Separate Account. The daily charge for the PREMIER Variable Universal Life product is, on an annual basis, equal to 0.70 percent of the average daily net assets of the Separate Account.

30

Symetra Separate Account SL

Notes to Financial Statements

3.  EXPENSES AND RELATED PARTY TRANSACTIONS (Continued)

Symetra Life also deducts a monthly maintenance charge of $4 for each Enhanced Variable Universal Life contract and $5 for each PREMIER Variable Universal Life contract from the Separate Account. The maintenance charge is recorded in the accompanying Statements of Changes in Net Assets. This charge is waived on certain contracts as described in the product prospectuses.

A withdrawal charge of $25 or 2% of the withdrawal amount, whichever is less, may be imposed for the second and each subsequent withdrawal in any one year. A transfer charge of $10 or 2% of the amount transferred, whichever is less, may be imposed on transfers that exceed the number of free transfers allowed each year. A surrender charge may be applicable in the first 8 years on withdrawals that exceed the free withdrawal amount. These charges do not apply to all products and may vary by contract year and other factors as described in the product prospectuses.

Additionally, during the year ended December 31, 2004, management fees were paid indirectly to Symetra Asset Management Company in its capacity as advisor to the Safeco Resource Series Trust (RST) Portfolios. The Portfolios' advisory agreement provides for a fee at the annual rate of 0.74 percent of the average daily net assets of the Safeco RST Bond, Safeco RST Core Equity, Safeco RST Growth Opportunities and Safeco RST Multi-Cap Core Portfolios, and 0.85 percent of the average daily net assets of the Safeco RST Small-Cap Value Portfolio. There were no management fees paid to any related parties during 2005 as the Safeco RST funds were not offered in 2005.

4.  INVESTMENT TRANSACTIONS

The following table summarizes purchase and sales activity by sub-account for the year ended December 31, 2005. The table also summarizes underlying investment information for each sub-account as of December 31, 2005.

	For the Year Ended		As of December 31, 2005
	December 31, 2005		Investments			Net Asset
Sub-Account	Purchases	Sales	at Cost	at Value	Shares Owned	Value
AIM Aggressive Growth	$171,767	$208,754	$735,374	$843,150	67,344	$12.52
AIM Capital Appreciation II1	569	212	357	368	15	24.43
AIM Capital Development	170,980	11,162	195,410	219,091	13,617	16.09
AIM Growth	157,515	152,390	449,780	539,533	31,277	17.25
AIM Health Sciences	8,053	4,630	30,705	34,638	1,695	20.44
AIM International Growth	1,594,939	307,956	1,386,219	1,617,920	69,828	23.17
AIM Real Estate Fund	417,786	556,639	673,139	1,067,241	50,676	21.06
American Century Balanced	540,133	275,932	1,239,826	1,383,662	184,488	7.50
American Century Inflation Protection[1]	15,831	523	15,308	15,295	1,491	10.26
American Century International	248,875	276,639	1,004,281	1,057,423	128,484	8.23
American Century Large Company Value[1]	5,680	669	5,011	5,012	457	10.97
American Century Ultra	28,776	39,952	39,129	42,040	4,050	10.38
American Century Value	2,061,498	648,371	1,909,634	2,072,249	252,713	8.20
Dreyfus Appreciation	118,161	343,631	569,256	606,991	16,357	37.11
Dreyfus MidCap Stock	444,508	410,331	1,214,889	1,628,224	85,025	19.15
Dreyfus Quality Bond	190,124	190,018	625,255	613,708	54,407	11.28
Dreyfus Socially Responsible	72,533	86,294	319,814	323,681	12,411	26.08
Dreyfus Stock Index	1,390,393	1,831,139	559,003	580,950	18,252	31.83
Dreyfus Technology Growth	123,177	144,314	468,837	452,058	49,951	9.05
Federated Capital Income	24,567	25,485	100,910	102,522	11,468	8.94
Federated High Income Bond	98,029	63,551	171,936	175,621	22,690	7.74
Fidelity Asset Manager	757,850	1,537,991	7,063,409	6,949,289	462,054	15.04
Fidelity Asset Manager: Growth	169,056	339,191	1,121,745	1,055,536	81,383	12.97
Fidelity Balanced	28,845	40,847	117,248	125,489	8,490	14.78
Fidelity Contrafund	2,503,993	2,196,028	7,496,758	10,357,607	333,793	31.03

31

Symetra Separate Account SL

Notes to Financial Statements

4.  INVESTMENT TRANSACTIONS (Continued)

	For the Year Ended		As of December 31, 2005
	December 31, 2005		Investments			Net Asset
Sub-Account	Purchases	Sales	at Cost	at Value	Shares Owned	Value
Fidelity Equity Income	$2,283,418	$2,943,783	$10,386,043	$11,846,444	464,749	$25.49
Fidelity Growth	2,491,552	5,961,729	20,240,915	18,436,267	547,070	33.70
Fidelity Growth & Income	260,369	677,173	998,562	1,130,140	76,620	14.75
Fidelity Growth Opportunities	168,865	243,895	959,789	1,035,252	59,703	17.34
Fidelity High Income	472,141	363,892	1,765,308	1,566,190	253,840	6.17
Fidelity Index 500	1,842,279	3,350,385	8,596,549	9,476,570	66,793	141.88
Fidelity Investment Grade Bond	446,658	409,882	1,324,723	1,321,513	103,567	12.76
Fidelity Mid-Cap Advisor[1]	118,287	34,991	83,296	89,201	2,573	34.67
Fidelity Money Market Fund	15,019,853	13,524,242	4,153,224	4,153,224	4,153,224	1.00
Fidelity Overseas	558,588	1,003,516	3,948,582	4,676,299	226,895	20.61
Franklin Flex Cap Growth Securities[1]	1,221	575	645	689	65	10.59
Franklin Income Securities Fund Class II1	42,193	889	41,303	41,081	2,681	15.32
Franklin Small-Mid Cap Growth Securities [2]	255,750	300,780	640,205	760,896	37,372	20.36
Franklin Small Cap Value Fund[1]	35,856	7,580	28,277	29,133	1,735	16.79
Franklin U.S. Government	202,541	97,965	448,091	434,123	34,482	12.59
ING JP Morgan Emerging Markets Equity I [3]	169,770	204,034	666,928	1,048,656	71,483	14.67
ING Natural Resources	167,542	48,873	349,645	527,762	22,082	23.90
J.P. Morgan International Equity	170,749	66,845	198,228	225,445	18,479	12.20
J.P. Morgan Mid-Cap Value	828,259	97,555	930,529	1,027,931	36,923	27.84
J.P. Morgan US Large Cap Core Equity	128,327	314,158	575,252	617,638	45,415	13.60
Mutual Shares Securities	77,036	23,465	158,789	192,217	10,579	18.17
PIMCO All Asset Portfolio Advisor Shares[1]	19	12	7	7	1	11.82
PIMCO Commodities Fund Admin Shares[1]	61,560	15,862	45,698	46,915	3,830	12.25
Pioneer Bond VCT Class I	439,030	365,715	1,382,886	1,311,079	121,509	10.79
Pioneer Emerging Markets VCT Class II	52,061	12,631	39,431	47,168	1,694	27.84
Pioneer Equity Income VCT Class II	26,122	772	25,350	25,482	1,192	21.37
Pioneer Fund VCT Class I	959,238	1,507,386	4,867,395	5,054,107	234,529	21.55
Pioneer Growth Opportunities VCT Class I	1,436,629	2,351,745	7,563,159	10,058,852	396,486	25.37
Pioneer Mid-Cap Value VCT Class I	566,398	599,937	1,971,235	2,311,663	92,467	25.00
Pioneer Small-Cap Value VCT Class II	43,838	1,339	42,499	44,093	2,744	16.07
Pioneer Small-Cap Value II VCT Class I	337,311	414,522	1,023,119	1,581,658	67,795	23.33
Pioneer Strategic Income VCT Class II	22,181	1,345	20,836	20,401	1,896	10.76
Scudder International A4	35,586	33,381	179,611	225,129	20,749	10.85
Scudder Total Return	186,140	228,710	784,226	835,050	36,706	22.75
Templeton Developing Markets	950,300	407,619	867,260	1,171,550	107,482	10.90
Templeton Global Income Sec II1	3,176	609	2,567	2,399	169	14.19
Templeton Growth Securities	66,818	686,634	130,669	187,632	13,587	13.81
Wanger U.S. Smaller Companies	488,889	522,068	618,421	928,102	26,593	34.90

  1  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

  2  Franklin Small-Mid Cap Growth Securities was known as Franklin Small Cap prior to April 29, 2005.

  3  ING JP Morgan Emerging Markets Equity I was known as ING Emerging Markets prior to December 2, 2005.

  4  Scudder Total Return was known as Scudder Balanced prior to April 29, 2005.

32

Symetra Separate Account SL

Notes to Financial Statements

5.  CHANGES IN ACCUMULATION UNITS OUTSTANDING

The changes in Units outstanding for the years ended December 31, 2005 and 2004 were as follows:

	2005			2004
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
PREMIER Variable Universal Life
AIM Aggressive Growth	25,713	(31,887)	(6,174)	32,682	(22,032)	10,650
AIM Capital Appreciation II1	50	(18)	32	-	-	-
AIM Capital Development	11,587	(669)	10,918	5,965	(3,518)	2,447
AIM Growth	25,210	(24,774)	436	29,822	(17,057)	12,765
AIM Health Sciences	625	(345)	280	2,141	(335)	1,806
AIM International Growth	98,638	(18,471)	80,167	6,962	(248)	6,714
AIM Real Estate Fund	15,498	(34,032)	(18,534)	10,673	(24,216)	(13,543)
American Century Balanced	34,531	(17,054)	17,477	27,802	(13,677)	14,125
American Century Inflation Protection[1]	1,581	(50)	1,531	-	-	-
American Century International	17,944	(19,590)	(1,646)	20,514	(16,838)	3,676
American Century Large Company Value[1]	520	(62)	458	-	-	-
American Century Ultra	2,153	(3,200)	(1,047)	20,349	(17,876)	2,473
American Century Value	156,330	(50,350)	105,980	4,071	(194)	3,877
Dreyfus Appreciation	12,420	(37,296)	(24,876)	19,558	(26,840)	(7,282)
Dreyfus MidCap Stock	33,653	(35,142)	(1,489)	28,272	(27,749)	523
Dreyfus Quality Bond	11,707	(12,911)	(1,204)	17,987	(13,484)	4,503
Dreyfus Socially Responsible	11,445	(12,998)	(1,553)	14,261	(10,904)	3,357
Dreyfus Stock Index	102,663	(141,340)	(38,677)	309,751	(234,278)	75,473
Dreyfus Technology Growth	32,675	(35,187)	(2,512)	39,540	(26,800)	12,740
Federated Capital Income	2,472	(3,099)	(627)	4,126	(3,861)	265
Federated High Income Bond	5,830	(3,998)	1,832	3,050	(11,716)	(8,666)
Fidelity Asset Manager	5,396	(12,525)	(7,129)	13,636	(18,185)	(4,549)
Fidelity Asset Manager: Growth	3,972	(4,578)	(606)	4,476	(3,561)	915
Fidelity Balanced	1,923	(3,080)	(1,157)	2,654	(4,104)	(1,450)
Fidelity Contrafund	87,405	(49,606)	37,799	46,687	(25,043)	21,644
Fidelity Equity Income	39,933	(73,325)	(33,392)	38,312	(29,557)	8,755
Fidelity Growth	74,887	(141,607)	(66,720)	111,275	(89,373)	21,902
Fidelity Growth & Income	17,143	(51,114)	(33,971)	20,314	(25,035)	(4,721)
Fidelity Growth Opportunities	15,382	(22,844)	(7,462)	18,596	(15,223)	3,373
Fidelity High Income	3,602	(4,772)	(1,170)	8,483	(5,512)	2,971
Fidelity Index 500	26,325	(45,800)	(19,475)	34,373	(37,250)	(2,877)
Fidelity Investment Grade Bond	1,209	(2,196)	(987)	413	(584)	(171)
Fidelity Mid-Cap Advisor[1]	10,375	(3,088)	7,287	-	-	-
Fidelity Money Market Fund	914,498	(837,636)	76,862	528,858	(630,770)	(101,912)
Fidelity Overseas	4,720	(4,888)	(168)	5,706	(8,507)	(2,801)
Franklin Flex Cap Growth Securities[1]	115	(54)	61	-	-	-
Franklin Income Securities Fund Class II1	3,975	(76)	3,899	-	-	-
Franklin Small-Mid Cap Growth Securities[2]	32,768	(41,485)	(8,717)	25,789	(29,764)	(3,975)
Franklin Small Cap Value Fund[1]	3,048	(508)	2,540	-	-	-
Franklin U.S. Government	13,503	(6,592)	6,911	8,999	(7,471)	1,528
ING JP Morgan Emerging Markets Equity I3	925	(880)	45	1,659	(5,094)	(3,435)
ING Natural Resources	1,231	(876)	355	6,237	(5,594)	643
J.P. Morgan International Equity	10,407	(4,240)	6,167	6,853	(852)	6,001
J.P. Morgan Mid-Cap Value	52,991	(5,273)	47,718	11,794	(3,058)	8,736
J.P. Morgan US Large Cap Core Equity	14,995	(40,665)	(25,670)	24,818	(16,403)	8,415
Mutual Shares Securities	5,959	(1,749)	4,210	6,004	(3,407)	2,597

33

Symetra Separate Account SL

Notes to Financial Statements

5.  CHANGES IN ACCUMULATION UNITS OUTSTANDING (Continued)

	2005			2004
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
PREMIER Variable Universal Life (Continued)
PIMCO All Asset Portfolio Advisor Shares[1]	2	(1)	1	-	-	-
PIMCO Commodities Fund Admin Shares[1]	5,761	(1,496)	4,265	-	-	-
Pioneer Bond VCT Class I5	17,821	(12,787)	5,034	27,494	(15,190)	12,304
Pioneer Emerging Markets VCT Class II6	4,403	(1,030)	3,373	-	-	-
Pioneer Equity Income VCT Class II6	2,447	(68)	2,379	-	-	-
Pioneer Fund VCT Class I7	58,551	(90,617)	(32,066)	82,744	(79,094)	3,650
Pioneer Growth Opportunities VCT Class I8	73,834	(113,744)	(39,910)	105,862	(86,309)	19,553
Pioneer Mid-Cap Value VCT Class I9	19,134	(28,765)	(9,631)	29,620	(26,176)	3,444
Pioneer Small-Cap Value VCT Class II6	3,777	(112)	3,665	-	-	-
Pioneer Small-Cap Value II VCT Class I10	17,664	(27,789)	(10,125)	38,966	(16,436)	22,530
Pioneer Strategic Income VCT Class II6	2,118	(124)	1,994	-	-	-
Scudder International A	4,430	(4,678)	(248)	5,664	(5,044)	620
Scudder Total Return[4]	15,560	(22,702)	(7,142)	19,316	(14,960)	4,356
Templeton Developing Markets	63,918	(27,589)	36,329	18,682	(7,437)	11,245
Templeton Global Income Sec II1	296	(53)	243	-	-	-
Templeton Growth	4,274	(76,854)	(72,580)	22,690	(34,203)	(11,513)
Wanger U.S. Smaller Companies	25,367	(29,445)	(4,078)	12,377	(10,262)	2,115
Enhanced Variable Universal Life
Fidelity Asset Manager	1,881	(4,906)	(3,025)	2,481	(4,781)	(2,300)
Fidelity Asset Manager: Growth	487	(1,278)	(791)	866	(942)	(76)
Fidelity Contrafund	2,933	(4,845)	(1,912)	2,935	(3,986)	(1,051)
Fidelity Equity Income	2,484	(4,576)	(2,092)	3,327	(3,485)	(158)
Fidelity Growth	4,250	(10,130)	(5,880)	4,917	(8,212)	(3,295)
Fidelity High Income	1,272	(1,802)	(530)	1,743	(2,808)	(1,065)
Fidelity Index 500	4,305	(9,649)	(5,344)	13,628	(11,678)	1,950
Fidelity Investment Grade Bond	1,652	(1,703)	(51)	898	(1,928)	(1,030)
Fidelity Money Market	22,198	(19,105)	3,093	28,073	(34,254)	(6,181)
Fidelity Overseas	2,103	(4,310)	(2,207)	2,438	(3,516)	(1,078)
ING JP Morgan Emerging Markets Equity 1[3]	1,238	(1,853)	(615)	1,193	(1,601)	(408)
ING Natural Resources	723	(218)	505	405	(389)	16
Pioneer Bond VCT Class I5	234	(995)	(761)	814	(1,495)	(681)
Pioneer Fund VCT Class I7	1,554	(2,966)	(1,412)	1,711	(2,362)	(651)
Pioneer Growth Opportunities VCT Class I8	2,072	(5,226)	(3,154)	3,098	(4,112)	(1,014)
Pioneer Mid-Cap Value VCT Class I9	645	(984)	(339)	704	(533)	171

  1  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

  2  Franklin Small-Mid Cap Growth Securities was known as Franklin Small Cap prior to April 29, 2005.

  3  ING JP Morgan Emerging Markets Equity I was known as ING Emerging Markets prior to December 2, 2005.

  4  Scudder Total Return was known as Scudder Balanced prior to April 29, 2005.

  5  Pioneer Bond VCT Class I was known as Safeco RST Bond prior to December 10, 2004.

  6  The commencement date was December 3, 2004. The 2004 activity is from that date through December 31, 2004, where applicable.

  7  Pioneer Fund VCT Class I was known as Safeco RST Core Equity Portfolio prior to December 10, 2004.

  8  Pioneer Growth Opportunities VCT Class I was known as Safeco RST Growth Opportunities prior to December 10, 2004.

  9  Pioneer Mid-Cap Value VCT Class I was known as Safeco RST Multi-Cap Core prior to December 10, 2004.

  10  Pioneer Small-Cap Value II VCT Class I was known as Safeco RST Small Cap Value Portfolio prior to December 10, 2004.

34

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES

A summary of Unit values and Units outstanding for the Separate Account, net investment income ratios and the expense ratios, excluding expenses of the underlying funds, for each of the five years ended December 31, 2005 follows.

	At December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[11]	Expense Ratio[12]	Total Return[13]
AIM Aggressive Growth
PREMIER Variable Universal Life
2005	$7.095	118,836	$843,150	0.00%	0.70%	5.00%
2004	6.757	125,010	844,650	0.00%	0.70%	11.03%
2003	6.086	114,360	695,983	0.00%	0.70%	25.79%
2002	4.838	100,148	484,839	0.00%	0.70%	(23.19%)
2001	6.299	85,383	537,904	0.00%	0.70%	(26.59%)
AIM Capital Appreciation II1
PREMIER Variable Universal Life
2005	11.735	32	368	0.00%	0.70%	16.06%
AIM Capital Development
PREMIER Variable Universal Life
2005	16.131	13,582	219,091	0.00%	0.70%	8.85%
2004	14.820	2,664	39,478	0.00%	0.70%	14.69%
2003	12.922	217	2,806	0.00%	0.70%	29.22%
AIM Growth
PREMIER Variable Universal Life
2005	5.015	107,583	539,533	0.00%	0.70%	6.72%
2004	4.699	107,147	503,467	0.00%	0.70%	7.48%
2003	4.372	94,382	412,665	0.00%	0.70%	30.31%
2002	3.355	83,859	281,310	0.00%	0.70%	(31.45%)
2001	4.894	233,217	1,141,439	0.22%	0.70%	(34.36%)
AIM Health Sciences
PREMIER Variable Universal Life
2005	13.657	2,536	34,638	0.00%	0.70%	7.40%
2004	12.716	2,256	28,691	0.00%	0.70%	6.81%
2003	11.905	450	5,366	0.00%	0.70%	19.05%
AIM International Growth
PREMIER Variable Universal Life
2005	18.599	86,991	1,617,920	1.02%	0.70%	17.11%
2004	15.882	6,824	108,381	1.35%	0.70%	23.14%
2003	12.897	110	1,420	2.07%	0.70%	28.97%
AIM Real Estate Fund
PREMIER Variable Universal Life
2005	25.372	42,064	1,067,241	1.00%	0.70%	13.44%
2004	22.366	60,598	1,355,321	0.85%	0.70%	35.63%
2003	16.491	74,141	1,222,597	1.73%	0.70%	37.86%
2002	11.962	79,164	946,985	3.56%	0.70%	5.63%
2001	11.324	4,638	52,523	1.61%	0.70%	(1.46%)
American Century Balanced
PREMIER Variable Universal Life
2005	14.427	95,909	1,383,662	1.65%	0.70%	4.20%
2004	13.845	78,432	1,085,874	1.50%	0.70%	9.02%
2003	12.700	64,307	816,722	2.24%	0.70%	18.63%
2002	10.706	44,760	479,201	2.29%	0.70%	(10.18%)
2001	11.920	28,757	342,804	2.20%	0.70%	(4.23%)
American Century Inflation Protection[1]
PREMIER Variable Universal Life
2005	9.990	1,531	15,295	3.24%	0.70%	(0.10%)

35

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[11]	Expense Ratio[12]	Total Return[13]
American Century International
PREMIER Variable Universal Life
2005	$14.573	72,558	$1,057,423	1.17%	0.70%	12.46%
2004	12.958	74,204	961,528	0.55%	0.70%	14.12%
2003	11.355	70,528	800,821	0.71%	0.70%	23.65%
2002	9.183	67,075	616,146	0.86%	0.70%	(20.92%)
2001	11.613	145,044	1,684,532	0.90%	0.70%	(29.69%)
American Century Large Company Value[1]
PREMIER Variable Universal Life
2005	10.934	458	5,012	2.68%	0.70%	7.99%
American Century Ultra
PREMIER Variable Universal Life
2005	13.248	3,173	42,040	0.00%	0.70%	1.46%
2004	13.058	4,220	55,103	0.00%	0.70%	9.90%
2003	11.882	343	4,080	0.00%	0.70%	18.82%
American Century Value
PREMIER Variable Universal Life
2005	13.253	156,361	2,072,249	0.41%	0.70%	4.31%
2004	12.706	50,381	640,195	0.98%	0.70%	13.53%
2003	11.192	47,908	536,153	1.07%	0.70%	28.06%
2002	8.739	83,844	732,740	0.00%	0.70%	(12.61%)
Dreyfus Appreciation
PREMIER Variable Universal Life
2005	9.574	63,397	606,991	0.02%	0.70%	3.65%
2004	9.237	88,273	815,385	1.67%	0.70%	4.31%
2003	8.855	95,555	846,173	1.26%	0.70%	20.33%
2002	7.359	145,869	1,073,355	1.08%	0.70%	(17.30%)
2001	8.898	126,493	1,125,592	1.42%	0.70%	(9.96%)
Dreyfus MidCap Stock
PREMIER Variable Universal Life
2005	13.661	119,188	1,628,224	0.03%	0.70%	8.41%
2004	12.601	120,677	1,520,637	0.41%	0.70%	13.68%
2003	11.085	120,154	1,331,920	0.29%	0.70%	30.80%
2002	8.475	110,385	935,467	0.43%	0.70%	(13.10%)
2001	9.753	42,261	412,152	0.21%	0.70%	(3.93%)
Dreyfus Quality Bond
PREMIER Variable Universal Life
2005	13.514	45,412	613,708	3.60%	0.70%	1.76%
2004	13.280	46,616	619,038	4.12%	0.70%	2.65%
2003	12.937	42,113	544,825	3.96%	0.70%	4.21%
2002	12.414	35,849	445,132	5.11%	0.70%	7.01%
2001	11.601	20,185	234,165	7.72%	0.70%	5.93%
Dreyfus Socially Responsible
PREMIER Variable Universal Life
2005	6.519	49,648	323,681	0.00%	0.70%	2.89%
2004	6.336	51,201	324,423	0.42%	0.70%	5.46%
2003	6.008	47,844	287,410	0.13%	0.70%	25.13%
2002	4.801	39,832	191,212	0.28%	0.70%	(29.45%)
2001	6.805	25,111	170,867	0.08%	0.70%	(23.13%)
Dreyfus Stock Index
PREMIER Variable Universal Life
2005	13.837	41,986	580,950	1.23%	0.70%	3.71%
2004	13.342	80,663	1,076,215	1.17%	0.70%	9.58%
2003	12.176	5,190	63,193	0.98%	0.70%	21.76%

36

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[11]	Expense Ratio[12]	Total Return[13]
Dreyfus Technology Growth
PREMIER Variable Universal Life
2005	$4.033	112,096	$452,058	0.00%	0.70%	3.07%
2004	3.913	114,608	448,456	0.00%	0.70%	(0.23%)
2003	3.922	101,868	399,570	0.00%	0.70%	49.87%
2002	2.617	86,106	225,289	0.00%	0.70%	(39.83%)
2001	4.349	65,275	283,876	0.00%	0.70%	(33.60%)
Federated Capital Income
PREMIER Variable Universal Life
2005	8.327	12,311	102,522	4.88%	0.70%	5.54%
2004	7.890	12,938	102,086	4.46%	0.70%	9.16%
2003	7.228	12,673	91,608	5.54%	0.70%	19.83%
2002	6.032	9,311	56,175	5.24%	0.70%	(24.48%)
2001	7.987	6,954	55,546	0.93%	0.70%	(14.32%)
Federated High Income Bond
PREMIER Variable Universal Life
2005	12.860	13,656	175,621	7.18%	0.70%	1.94%
2004	12.615	11,824	149,168	9.41%	0.70%	9.69%
2003	11.501	20,490	235,659	6.55%	0.70%	21.36%
2002	9.477	17,737	168,090	7.88%	0.70%	0.69%
2001	9.412	12,055	113,471	8.16%	0.70%	0.66%
Fidelity Asset Manager
PREMIER Variable Universal Life
2005	13.752	27,142	373,249	3.04%	0.70%	3.32%
2004	13.310	34,271	456,140	2.53%	0.70%	4.74%
2003	12.708	38,820	493,343	3.31%	0.70%	17.15%
2002	10.848	44,904	487,101	4.23%	0.70%	(9.36%)
2001	11.968	52,859	632,645	4.18%	0.70%	(4.77%)
Enhanced Variable Universal Life
2005	261.965	25,103	6,576,040	2.76%	0.90%	3.12%
2004	254.051	28,128	7,145,911	2.76%	0.90%	4.52%
2003	243.060	30,428	7,395,879	3.80%	0.90%	16.92%
2002	207.888	34,945	7,264,562	4.03%	0.90%	(9.55%)
2001	229.827	37,655	8,654,014	4.33%	0.90%	(4.96%)
Fidelity Asset Manager: Growth
PREMIER Variable Universal Life
2005	12.572	26,141	328,636	2.32%	0.70%	3.17%
2004	12.186	26,747	325,927	2.20%	0.70%	5.24%
2003	11.579	25,832	299,109	2.79%	0.70%	22.48%
2002	9.454	25,443	240,473	3.43%	0.70%	(16.11%)
2001	11.270	49,115	553,541	2.99%	0.70%	(8.05%)
Fidelity Asset Manager: Growth
Enhanced Variable Universal Life
2005	199.439	3,645	726,900	2.57%	0.90%	2.96%
2004	193.702	4,436	859,202	2.28%	0.90%	5.03%
2003	184.424	4,512	832,189	2.98%	0.90%	22.23%
2002	150.880	5,132	774,339	3.12%	0.90%	(16.28%)
2001	180.228	5,766	1,039,250	3.00%	0.90%	(8.23%)
Fidelity Balanced
PREMIER Variable Universal Life
2005	13.888	9,036	125,489	2.61%	0.70%	5.03%
2004	13.223	10,193	134,776	2.10%	0.70%	4.74%
2003	12.625	11,643	146,999	2.73%	0.70%	16.91%
2002	10.799	11,241	121,396	3.53%	0.70%	(9.36%)
2001	11.914	13,189	157,126	3.43%	0.70%	(2.26%)

37

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[11]	Expense Ratio[12]	Total Return[13]
Fidelity Contrafund
PREMIER Variable Universal Life
2005	$20.213	173,340	$3,503,681	0.24%	0.70%	16.13%
2004	17.406	135,541	2,359,252	0.30%	0.70%	14.67%
2003	15.179	113,897	1,728,886	0.44%	0.70%	27.57%
2002	11.899	108,733	1,293,846	0.84%	0.70%	(9.98%)
2001	13.218	112,328	1,484,804	0.82%	0.70%	(12.87%)
Enhanced Variable Universal Life
2005	342.174	20,031	6,853,926	0.30%	0.90%	15.89%
2004	295.251	21,943	6,478,597	0.34%	0.90%	14.44%
2003	257.997	22,994	5,932,456	0.47%	0.90%	27.31%
2002	202.646	25,298	5,126,550	0.86%	0.90%	(10.16%)
2001	225.556	27,638	6,234,218	0.83%	0.90%	(13.04%)
Fidelity Equity Income
PREMIER Variable Universal Life
2005	15.797	109,855	1,735,354	1.95%	0.70%	5.13%
2004	15.026	143,247	2,152,425	1.45%	0.70%	10.75%
2003	13.568	134,492	1,824,734	1.38%	0.70%	29.42%
2002	10.483	85,372	894,888	1.77%	0.70%	(17.53%)
2001	12.711	89,273	1,134,742	1.65%	0.70%	(5.62%)
Enhanced Variable Universal Life
2005	431.280	23,444	10,111,090	1.63%	0.90%	4.92%
2004	411.057	25,536	10,496,781	1.54%	0.90%	10.53%
2003	371.902	25,694	9,555,692	1.84%	0.90%	29.16%
2002	287.931	27,358	7,877,146	1.77%	0.90%	(17.69%)
2001	349.819	28,740	10,053,924	1.74%	0.90%	(5.81%)
Fidelity Growth
PREMIER Variable Universal Life
2005	14.160	325,874	4,614,531	0.54%	0.70%	5.06%
2004	13.478	392,594	5,291,415	0.25%	0.70%	2.66%
2003	13.129	370,692	4,866,965	0.25%	0.70%	31.92%
2002	9.952	347,375	3,456,741	0.25%	0.70%	(30.59%)
2001	14.339	333,745	4,785,629	0.07%	0.70%	(18.24%)
Enhanced Variable Universal Life
2005	343.665	40,219	13,821,736	0.52%	0.90%	4.85%
2004	327.756	46,099	15,109,226	0.27%	0.90%	2.45%
2003	319.919	49,394	15,801,940	0.28%	0.90%	31.66%
2002	242.989	54,952	13,351,122	0.27%	0.90%	(30.73%)
2001	350.797	61,178	21,461,050	0.08%	0.90%	(18.40%)
Fidelity Growth & Income
PREMIER Variable Universal Life
2005	14.569	77,572	1,130,140	1.82%	0.70%	6.89%
2004	13.630	111,543	1,520,365	0.89%	0.70%	5.06%
2003	12.974	116,264	1,508,437	0.88%	0.70%	22.91%
2002	10.556	63,266	667,704	1.19%	0.70%	(17.19%)
2001	12.748	48,935	623,805	1.10%	0.70%	(9.38%)
Fidelity Growth Opportunities
PREMIER Variable Universal Life
2005	11.120	93,097	1,035,252	0.95%	0.70%	8.13%
2004	10.284	100,559	1,034,111	0.52%	0.70%	6.45%
2003	9.661	97,186	938,943	0.74%	0.70%	28.97%
2002	7.491	79,517	595,657	1.08%	0.70%	(22.39%)
2001	9.652	80,398	776,031	0.41%	0.70%	(15.03%)

38

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[11]	Expense Ratio[12]	Total Return[13]
Fidelity High Income
PREMIER Variable Universal Life
2005	$10.108	27,183	$274,775	14.84%	0.70%	1.99%
2004	9.911	28,353	281,022	7.48%	0.70%	8.83%
2003	9.107	25,382	231,170	7.55%	0.70%	26.36%
2002	7.207	29,651	213,687	10.71%	0.70%	2.74%
2001	7.015	29,744	208,668	12.74%	0.70%	(12.37%)
Enhanced Variable Universal Life
2005	162.135	7,965	1,291,415	14.81%	0.90%	1.78%
2004	159.294	8,495	1,353,270	8.33%	0.90%	8.61%
2003	146.667	9,560	1,402,092	8.62%	0.90%	26.13%
2002	116.287	14,774	1,718,040	11.93%	0.90%	2.52%
2001	113.432	15,512	1,759,599	13.47%	0.90%	(12.53%)
Fidelity Index 500
PREMIER Variable Universal Life
2005	14.532	223,129	3,242,589	1.81%	0.70%	4.09%
2004	13.961	242,604	3,386,912	1.29%	0.70%	9.84%
2003	12.710	245,481	3,120,026	1.50%	0.70%	27.52%
2002	9.967	257,343	2,564,945	1.35%	0.70%	(22.79%)
2001	12.909	282,124	3,642,127	1.33%	0.70%	(12.72%)
Enhanced Variable Universal Life
2005	304.162	20,496	6,233,981	1.94%	0.90%	3.89%
2004	292.780	25,840	7,565,587	1.35%	0.90%	9.62%
2003	267.083	23,890	6,380,675	1.46%	0.90%	27.26%
2002	209.873	26,483	5,557,639	1.37%	0.90%	(22.95%)
2001	272.370	28,353	7,722,582	1.21%	0.90%	(12.90%)
Fidelity Investment Grade Bond
PREMIER Variable Universal Life
2005	15.442	3,046	47,040	3.43%	0.70%	1.48%
2004	15.217	4,033	61,372	4.18%	0.70%	3.73%
2003	14.670	4,204	61,681	3.80%	0.70%	4.47%
2002	14.042	3,946	55,408	3.85%	0.70%	9.57%
2001	12.815	4,228	54,187	5.19%	0.70%	7.71%
Fidelity Investment Grade Bond
Enhanced Variable Universal Life
2005	213.313	5,975	1,274,473	3.38%	0.90%	1.28%
2004	210.619	6,026	1,269,284	4.27%	0.90%	3.52%
2003	203.463	7,056	1,435,544	3.94%	0.90%	4.26%
2002	195.146	8,888	1,734,605	2.92%	0.90%	9.35%
2001	178.452	6,402	1,142,389	4.37%	0.90%	7.49%
Fidelity Mid-Cap Advisor[1]
PREMIER Variable Universal Life
2005	12.241	7,287	89,201	0.00%	0.70%	21.85%
Fidelity Money Market Fund
PREMIER Variable Universal Life
2005	12.540	183,697	2,303,621	3.01%	0.70%	2.31%
2004	12.257	106,835	1,309,436	1.18%	0.70%	0.51%
2003	12.195	208,747	2,545,764	1.00%	0.70%	0.29%
2002	12.160	220,000	2,675,495	1.70%	0.70%	0.99%
2001	12.041	205,604	2,475,680	4.46%	0.70%	3.45%
Enhanced Variable Universal Life
2005	152.952	12,093	1,849,603	2.99%	0.90%	2.11%
2004	149.790	9,000	1,348,177	1.19%	0.90%	0.30%
2003	149.341	15,181	2,267,184	1.01%	0.90%	0.09%
2002	149.201	20,970	3,128,365	1.66%	0.90%	0.78%
2001	148.042	16,182	2,395,547	4.62%	0.90%	3.24%

39

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[11]	Expense Ratio[12]	Total Return[13]
Fidelity Overseas
PREMIER Variable Universal Life
2005	$15.070	33,232	$500,805	0.63%	0.70%	18.22%
2004	12.747	33,400	425,762	1.16%	0.70%	12.84%
2003	11.297	36,201	408,946	0.76%	0.70%	42.37%
2002	7.935	33,623	266,783	0.78%	0.70%	(20.83%)
2001	10.023	35,820	359,028	5.29%	0.70%	(21.73%)
Enhanced Variable Universal Life
2005	245.722	16,993	4,175,494	0.66%	0.90%	17.98%
2004	208.269	19,200	3,998,711	1.15%	0.90%	12.62%
2003	184.938	20,278	3,750,082	0.87%	0.90%	42.09%
2002	130.160	24,002	3,123,890	0.80%	0.90%	(20.99%)
2001	164.748	25,749	4,242,073	5.50%	0.90%	(21.88%)
Franklin Flex Cap Growth Securities[1]
PREMIER Variable Universal Life
2005	11.295	61	689	0.14%	0.70%	12.23%
Franklin Income Securities Fund Class II1
PREMIER Variable Universal Life
2005	10.536	3,899	41,081	0.89%	0.70%	4.60%
Franklin Small-Mid Cap Growth Securities[2]
PREMIER Variable Universal Life
2005	7.946	95,757	760,896	0.00%	0.70%	4.06%
2004	7.636	104,474	797,783	0.00%	0.70%	10.70%
2003	6.898	108,449	748,120	0.00%	0.70%	36.27%
2002	5.062	108,701	550,473	0.27%	0.70%	(29.17%)
2001	7.147	93,495	668,237	0.38%	0.70%	(15.85%)
Franklin Small Cap Value Fund[1]
PREMIER Variable Universal Life
2005	11.470	2,540	29,133	0.24%	0.70%	14.01%
Franklin U.S. Government
PREMIER Variable Universal Life
2005	13.456	32,263	434,123	4.34%	0.70%	1.69%
2004	13.232	25,352	335,453	4.96%	0.70%	2.75%
2003	12.878	23,824	306,799	5.62%	0.70%	1.50%
2002	12.687	14,422	182,983	5.73%	0.70%	9.01%
2001	11.638	5,244	61,037	5.67%	0.70%	6.61%
ING JP Morgan Emerging Markets Equity1 3
PREMIER Variable Universal Life
2005	17.710	9,683	171,476	0.73%	0.70%	33.92%
2004	13.224	9,638	127,451	0.78%	0.70%	20.86%
2003	10.942	13,073	143,041	0.00%	0.70%	46.18%
2002	7.485	11,876	88,886	0.00%	0.70%	(9.96%)
2001	8.313	12,116	100,727	20.48%	0.70%	(11.34%)
Enhanced Variable Universal Life
2005	147.446	5,949	877,180	0.73%	0.90%	33.65%
2004	110.319	6,564	724,188	0.85%	0.90%	20.62%
2003	91.462	6,972	637,619	0.00%	0.90%	45.89%
2002	62.694	8,129	509,576	0.00%	0.90%	(10.14%)
2001	69.771	7,681	535,945	23.02%	0.90%	(11.26%)

40

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[11]	Expense Ratio[12]	Total Return[13]
ING Natural Resources
PREMIER Variable Universal Life
2005	$16.517	5,609	$92,650	0.04%	0.70%	41.86%
2004	11.643	5,254	61,175	0.84%	0.70%	11.88%
2003	10.407	4,611	47,991	0.00%	0.70%	29.62%
2002	8.029	4,580	36,774	0.17%	0.70%	(2.77%
2001	8.258	4,501	37,175	0.00%	0.70%	(16.54%)
Enhanced Variable Universal Life
2005	213.496	2,038	435,112	0.04%	0.90%	41.58%
2004	150.798	1,533	231,200	1.01%	0.90%	11.65%
2003	135.060	1,517	204,829	0.00%	0.90%	29.36%
2002	104.407	2,532	264,367	0.19%	0.90%	(2.97%)
2001	107.608	2,720	292,653	0.00%	0.90%	(16.70%)
J.P. Morgan International Equity
PREMIER Variable Universal Life
2005	17.238	13,078	225,445	0.81%	0.70%	9.92%
2004	15.682	6,911	108,381	0.36%	0.70%	17.54%
2003	13.342	910	12,138	0.00%	0.70%	33.42%
J.P. Morgan Mid-Cap Value
PREMIER Variable Universal Life
2005	16.110	63,805	1,027,931	0.12%	0.70%	8.45%
2004	14.855	16,087	238,968	0.21%	0.70%	20.22%
2003	12.357	7,351	90,837	0.00%	0.70%	23.57%
J.P. Morgan US Large Cap Core Equity
PREMIER Variable Universal Life
2005	8.196	75,354	617,638	1.24%	0.70%	0.64%
2004	8.144	101,024	822,731	0.77%	0.70%	8.72%
2003	7.491	92,609	693,691	0.73%	0.70%	27.25%
2002	5.887	75,824	446,331	0.05%	0.70%	(25.14%)
2001	7.864	56,981	448,136	0.50%	0.70%	(12.53%)
Mutual Shares Securities
PREMIER Variable Universal Life
2005	12.996	14,791	192,217	0.87%	0.70%	9.78%
2004	11.838	10,581	125,253	0.80%	0.70%	11.85%
2003	10.584	7,984	84,498	0.90%	0.70%	24.28%
2002	8.516	1,227	10,463	0.53%	0.70%	(14.84%)
PIMCO All Asset Portfolio Advisor Shares[1]
PREMIER Variable Universal Life
2005	10.476	1	7	0.00%	0.70%	4.68%
PIMCO Commodities Fund Admin Shares[1]
PREMIER Variable Universal Life
2005	10.999	4,265	46,915	2.33%	0.70%	9.99%
Pioneer Bond VCT Class I5
PREMIER Variable Universal Life
2005	14.238	78,541	1,118,240	9.82%	0.70%	1.91%
2004	13.971	73,507	1,026,949	0.28%	0.70%	2.83%
2003	13.586	61,203	831,490	4.51%	0.70%	2.56%
2002	13.247	51,171	677,996	6.24%	0.70%	7.04%
2001	12.376	34,425	426,041	7.54%	0.70%	6.53%
Enhanced Variable Universal Life
2005	149.300	1,292	192,839	9.57%	0.90%	1.71%
2004	146.794	2,053	301,417	0.24%	0.90%	2.63%
2003	143.036	2,734	391,100	3.10%	0.90%	2.36%
2002	139.744	3,390	473,712	4.98%	0.90%	6.82%
2001	130.818	3,673	480,501	6.55%	0.90%	6.32%

41

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[11]	Expense Ratio[12]	Total Return[13]
Pioneer Emerging Markets VCT Class II6
PREMIER Variable Universal Life
2005	$13.985	3,373	$47,168	0.29%	0.70%	39.85%
Pioneer Equity Income VCT Class II6
PREMIER Variable Universal Life
2005	10.710	2,379	25,482	2.28%	0.70%	5.89%
Pioneer Fund VCT Class I7
PREMIER Variable Universal Life
2005	11.740	286,295	3,361,120	1.33%	0.70%	5.43%
2004	11.135	318,361	3,544,915	1.06%	0.70%	6.94%
2003	10.412	314,711	3,276,876	1.02%	0.70%	23.91%
2002	8.403	302,063	2,538,010	0.89%	0.70%	(26.43%)
2001	11.421	368,808	4,212,263	0.80%	0.70%	(10.02%)
Enhanced Variable Universal Life
2005	158.200	10,702	1,692,987	1.33%	0.90%	5.22%
2004	150.345	12,114	1,821,294	1.09%	0.90%	6.73%
2003	140.871	12,765	1,798,213	0.90%	0.90%	23.66%
2002	113.917	15,003	1,708,949	0.92%	0.90%	(26.57%)
2001	155.141	18,260	2,832,830	0.65%	0.90%	(10.20%)
Pioneer Growth Opportunities VCT Class I8
PREMIER Variable Universal Life
2005	14.137	423,588	5,988,327	0.00%	0.70%	5.94%
2004	13.344	463,498	6,184,869	0.00%	0.70%	21.47%
2003	10.985	443,945	4,876,850	0.00%	0.70%	41.95%
2002	7.739	402,869	3,117,482	0.00%	0.70%	(38.11%)
2001	12.504	355,356	4,443,259	0.00%	0.70%	18.32%
Pioneer Growth Opportunities VCT Class I8
Enhanced Variable Universal Life
2005	214.820	18,949	4,070,525	0.00%	0.90%	5.73%
2004	203.170	22,103	4,490,692	0.00%	0.90%	21.23%
2003	167.595	23,117	3,874,297	0.00%	0.90%	41.66%
2002	118.305	23,524	2,782,897	0.00%	0.90%	(38.23%)
2001	191.525	26,655	5,104,010	0.00%	0.90%	18.08%
Pioneer Mid-Cap Value VCT Class I9
PREMIER Variable Universal Life
2005	16.505	110,473	1,823,345	0.30%	0.70%	7.13%
2004	15.406	120,104	1,850,308	0.41%	0.70%	14.42%
2003	13.465	116,660	1,570,781	0.34%	0.70%	44.44%
2002	9.322	103,798	967,594	0.15%	0.70%	(24.54%)
2001	12.354	83,102	1,026,681	0.16%	0.70%	(11.28%)
Enhanced Variable Universal Life
2005	199.251	2,451	488,318	0.31%	0.90%	6.92%
2004	186.355	2,790	520,008	0.40%	0.90%	14.19%
2003	163.199	2,619	427,450	0.40%	0.90%	44.15%
2002	113.211	3,832	433,858	0.13%	0.90%	(24.70%)
2001	150.344	4,398	661,170	0.13%	0.90%	(11.46%)
Pioneer Small-Cap Value VCT Class II6
PREMIER Variable Universal Life
2005	12.032	3,665	44,093	0.00%	0.70%	19.54%

42

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[11]	Expense Ratio[12]	Total Return[13]
Pioneer Small-Cap Value II VCT Class I10
PREMIER Variable Universal Life
2005	$19.109	82,770	$1,581,658	0.58%	0.70%	14.14%
2004	16.741	92,895	1,555,167	1.63%	0.70%	21.45%
2003	13.784	70,365	969,917	0.66%	0.70%	41.78%
2002	9.722	61,223	595,207	0.62%	0.70%	(5.23%)
2001	10.258	23,293	238,939	1.26%	0.70%	20.31%
Pioneer Strategic Income VCT Class II6
PREMIER Variable Universal Life
2005	10.230	1,994	20,401	3.84%	0.70%	2.30%
Scudder International A
PREMIER Variable Universal Life
2005	8.169	27,557	225,129	1.57%	0.70%	15.35%
2004	7.082	27,805	196,908	1.27%	0.70%	15.72%
2003	6.120	27,185	166,374	0.76%	0.70%	26.86%
2002	4.824	23,753	114,579	0.79%	0.70%	(18.92%)
2001	5.950	16,951	100,874	0.40%	0.70%	(31.36%)
Scudder Total Return[4]
PREMIER Variable Universal Life
2005	9.910	84,264	835,050	2.92%	0.70%	3.39%
2004	9.585	91,406	876,099	1.67%	0.70%	5.74%
2003	9.065	87,050	789,034	2.32%	0.70%	17.12%
2002	7.740	73,695	570,350	2.47%	0.70%	(15.66%)
2001	9.177	43,876	402,682	1.83%	0.70%	(6.72%)
Templeton Developing Markets
PREMIER Variable Universal Life
2005	17.417	67,266	1,171,550	1.50%	0.70%	26.54%
2004	13.764	30,937	425,802	1.84%	0.70%	23.84%
2003	11.114	19,692	218,855	1.07%	0.70%	51.93%
2002	7.315	11,090	81,260	1.38%	0.70%	(0.84%)
2001	7.377	3,184	23,489	0.91%	0.70%	(8.73%)
Templeton Global Income Sec II1
PREMIER Variable Universal Life
2005	9.854	243	2,399	6.72%	0.70%	(1.59%)
Templeton Growth Securities
PREMIER Variable Universal Life
2005	13.046	14,382	187,632	0.41%	0.70%	8.10%
2004	12.068	86,962	1,049,431	1.17%	0.70%	15.22%
2003	10.474	98,475	1,031,433	1.58%	0.70%	31.22%
2002	7.982	140,130	1,118,576	0.28%	0.70%	(20.18%)
Wanger U.S. Smaller Companies
PREMIER Variable Universal Life
2005	20.811	44,597	928,102	0.00%	0.70%	10.48%
2004	18.837	48,675	916,876	0.00%	0.70%	17.51%
2003	16.030	46,560	746,387	0.00%	0.70%	42.22%
2002	11.271	43,130	486,125	0.00%	0.70%	(17.39%)
2001	13.643	98,749	1,347,332	0.06%	0.70%	10.60%

  1  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

  2  Franklin Small-Mid Cap Growth Securities was known as Franklin Small Cap prior to April 29, 2005.

  3  ING JP Morgan Emerging Markets Equity I was known as ING Emerging Markets prior to December 2, 2005.

  4  Scudder Total Return was known as Scudder Balanced prior to April 29, 2005.

  5  Pioneer Bond VCT Class I was known as Safeco RST Bond prior to December 10, 2004.

  6  The commencement date was December 3, 2004. The 2004 activity is from that date through December 31, 2004, where applicable.

43

Symetra Separate Account SL

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

  7  Pioneer Fund VCT Class I was known as Safeco RST Core Equity Portfolio prior to December 10, 2004.

  8  Pioneer Growth Opportunities VCT Class I was known as Safeco RST Growth Opportunities prior to December 10, 2004.

  9  Pioneer Mid-Cap Value VCT Class I was known as Safeco RST Multi-Cap Core prior to December 10, 2004.

  10  Pioneer Small-Cap Value II VCT Class I was known as Safeco RST Small Cap Value Portfolio prior to December 10, 2004.

  11  These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-accounts invest.

  12  These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund should be excluded.

  13  These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, which includes expenses assessed through the reduction of unit values. The ratio does not include any expenses assessed through the redemption of units. The total return is calculated for the period indicated.

7.  SUBSEQUENT EVENT

In 2006, Separate Account management determined that shares of AIM International Growth Fund Series II and AIM Capital Development Fund Series II (the "Portfolios"), offered as investment options in the variable annuity contract, were purchased and redeemed as Series I shares of the Portfolios. As a result, contract holders who elected to invest in the AIM International Growth Fund Series II shares or the AIM Capital Development Fund Series II shares actually received the AIM International Growth Fund Series I shares or the AIM Capital Development Fund Series I shares. Consequently, the daily 12b-1 fee applicable to Series II shares was not deducted from assets of the Portfolios.

Effective March 15, 2006, the Company began purchasing and redeeming the correct Series II shares of the Portfolios as previously disclosed in the prospectus(es), and only the Series II shares will be available for purchase payment allocations and transfers. Contract holders who have assets invested in Series I shares of the Portfolios prior to March 15, 2006 will continue to hold those assets, however, any allocations made on or after March 15, 2006 will be invested in the Series II shares of the Portfolios and the applicable 12b-1 or service fee will be deducted.

44

Symetra Separate Account SL

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Symetra Life Insurance Company and Participants of Symetra Separate Account SL

We have audited the accompanying statements of assets and liabilities of Symetra Separate Account SL (comprised of the AIM Aggressive Growth, AIM Capital Appreciation II, AIM Capital Development, AIM Growth, AIM Health Sciences, AIM International Growth, AIM Real Estate Fund, American Century Balanced, American Century Inflation Protection, American Century International, American Century Large Company Value, American Century Ultra, American Century Value, Dreyfus Appreciation, Dreyfus MidCap Stock, Dreyfus Quality Bond, Dreyfus Socially Responsible, Dreyfus Stock Index, Dreyfus Technology Growth, Federated Capital Income, Federated High Income Bond, Fidelity Asset Manager, Fidelity Asset Manager: Growth, Fidelity Balanced, Fidelity Contrafund, Fidelity Equity Income, Fidelity Growth, Fidelity Growth & Income, Fidelity Growth Opportunities, Fidelity High Income, Fidelity Index 500, Fidelity Investment Grade Bond, Fidelity Mid-Cap Advisor, Fidelity Money Market Fund, Fidelity Overseas, Franklin Flex Cap Growth Securities, Franklin Income Securities Fund Class II, Franklin Small-Mid Cap Growth Securities, Franklin Small Cap Value Fund, Franklin U.S. Government, ING JP Morgan Emerging Markets Equity I, ING Natural Resources, J.P. Morgan International Equity, J.P. Morgan Mid-Cap Value, J.P. Morgan US Large Cap Core Equity, Mutual Shares Securities, PIMCO All Asset Portfolio Advisor Shares, PIMCO Commodities Fund Admin Shares, Pioneer Bond VCT Class I, Pioneer Emerging Markets VCT Class II, Pioneer Equity Income VCT Class II, Pioneer Fund VCT Class I, Pioneer Growth Opportunities VCT Class I, Pioneer Mid-Cap Value VCT Class I, Pioneer Small-Cap Value VCT Class II, Pioneer Small-Cap Value II VCT Class I, Pioneer Strategic Income VCT Class II, Scudder International A, Scudder Total Return, Templeton Developing Markets, Templeton Global Income Sec II, Templeton Growth Securities, Wanger U.S. Smaller Companies sub-accounts) ("the Separate Account") as of December 31, 2005, and the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts comprising Symetra Separate Account SL at December 31, 2005, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

Seattle, Washington
March 17, 2006

45

SYMETRA SEPARATE ACCOUNT SL

PART C

OTHER INFORMATION

Item 26:  Exhibits
Exhibit	Description		Reference

(a)	Resolution of Board of Directors of Symetra Life authorizing the Separate Account		(1)

(b)	Custodian Agreements		Not Applicable

(c)	Principal Underwriter’s Agreement Amendment to Principal Underwriter’s Agreement Form of Broker-Dealer Selling Agreement		(1) (10) (5)

(d)	Form of Individual Flexible Premium Variable Life Insurance Policy		(12)

(e)	(i)	Application Form	(11)
	(ii)	Part IV Application Form	(11)

(f)

Articles of Incorporation of Symetra Life Insurance Company as Amended 11/26/90
Amendment to Articles of Incorporation of Symetra dated 9/1/04
Bylaws of Symetra Life Insurance Company as Amended 6/4/04

			(1) (7) (7)

(g)	Reinsurance Agreement		Not Applicable

(h)	1.	Participation Agreement (ACVP)	(4)
	2.	Amendment No. 1 to Participation Agreement	(4)
	3.	Amendment No. 2 to Participation Agreement	(4)
	4.	Amendment No. 3 to Participation Agreement	(4)
	5.	Form of Amendment No. 4 to Participation Agreement	(6)
	6.	Form of Amendment No. 5 to Participation Agreement	(8)

	7.	Participation Agreement (AIM/INVESCO)	(4)
	8.	Form of Amendment No. 1 to Participation Agreement	(6)

	9.	Form of Participation Agreement (Dreyfus)	(2)
	10.	Amendment No. 1 to Participation Agreement	(6)

	11.	Participation Agreement (Fidelity VIP I & II)	(1)
	12.	Form of Sub-Licensing Agreement	(1)
	13.	Amendment No. 1 to Participation Agreement (VIP I)	(5)
	14.	Amendment No. 1 to Participation Agreement (VIP II)	(5)
	15.	Form of Participation Agreement (Fidelity VIP III)	(3)

	16.	Amendment No. 1 to Participation Agreement (VIP III)	(5)

	17.	Participation Agreement (Franklin Templeton)	(4)
	18.	Amendment No. 1 to Participation Agreement	(4)
	19.	Amendment No. 2 to Participation Agreement	(4)
	20.	Amendment No. 3 to Participation Agreement	(7)
	21.	Amendment No. 4 to Participation Agreement	(7)
	22.	Amendment No. 5 to Participation Agreement	(8)

	23.	Form of Participation Agreement (Pioneer)	(7)

Exhibit		Description	Reference
		Amendment to Participation Agreement (Pioneer)	(9)

	24.	Form of Participation Agreement (PIMCO)	(8)

(i)		Administrative Contracts: Form of Master Administrative Agreement with McCamish	Filed Herewith

(j)		Other Material Contracts	Not Applicable

(k)		Opinion and Consent of Counsel (Jacqueline M. Veneziani)	(11)

(l)		Opinion and Consent of Actuary (Graham T. Summerlee)	Filed Herewith

(m)		Sample Calculation	Filed Herewith

(n)		Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm	Filed Herewith

(o)		Omitted Financial Statements	Not Applicable

(p)		Initial Capital Agreements	Not Applicable

(q)		Redeemability Exemption: Description of Symetra Life Insurance Company’s Issuance, Transfer and Redemption Procedures for Policies	(11)

(1)	Incorporated by reference to Post-Effective Amendment No. 14 to Form S-6 registration statement of Symetra Separate Account SL filed with the SEC on April 30, 1997 (File No. 33-10248).

(2)	Incorporated by reference to Post-Effective Amendment No. 10 to From N-4 registration statement of Symetra Separate Account C filed with the SEC on April 14, 2000 (File No. 33-69712).

(3)	Incorporated by reference to Pre-Effective Amendment No. 2 to From S-6 registration statement of Symetra Separate Account SL filed with the SEC on October 28, 1997 (File No. 333-30329).

(4)	Incorporated by reference to Post-Effective Amendment No. 21 to Form S-6 registration statement of Symetra Separate Account SL filed with the SEC on April 30, 2002 (File No. 333-30329).

(5)	Incorporated by reference to Post-Effective Amendment No. 22 to Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on or about December 19, 2002 (File No. 333-30329).

(6)	Incorporated by reference to Post-Effective Amendment No. 26 to Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on April 30, 2003 (File No. 333-30329).

(7)	Incorporated by reference to Post-Effective Amendment No. 17 to Form N-4 registration statement of Symetra Separate Account C filed with the SEC on December 3, 2004 (File No. 33-69712).

(8)	Incorporated by reference to Post-Effective Amendment No. 30 to Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on April 29, 2005 (File No. 333-30329).

(9)	Incorporated by reference to Post-Effective Amendment No. 22 on Form N-4 registration statement of Symetra Separate Account C filed with the SEC on March 20, 2006 (File No. 33-69712).

(10)	Incorporated by reference to Post-Effective Amendment No. 33 to Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on April 28, 2006 (File No. 333-30329).

(11)	Incorporated by reference to Post-Effective Amendment No. 34 to Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on August 21, 2006 (File No. 333-136776).

(12)	Incorporated by reference to Post-Effective Amendment No. 37 to Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on or about December 20, 2006 (File No. 333-137015).

Item 27. Directors and Officers of the Depositor

Set forth below is a list of each director and officer of Symetra Life Insurance Company (“Symetra”) who is engaged in activities relating to Symetra Separate Account SL or the variable life insurance policies offered through Symetra Separate Account SL.

Name	Positions with Symetra	Principal Business Address
Randall H. Talbot	Director, President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Roger F. Harbin	Director, Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Allyn D. Close	Director, Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

George C. Pagos	Director, Vice President, General Counsel and Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Jennifer V. Davies	Director, Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Margaret A. Meister	Director, Chief Financial Officer, Executive Vice President and Chief Actuary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Colleen M. Murphy	Vice President, Controller, Treasurer and Assistant Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Graham T. Summerlee	Assistant Vice President and Senior Actuary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Michele M. Kemper	Vice President and Chief Compliance Officer of the Separate Account	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Item 28. Persons Controlled By Or Under Common Control With The Depositor Or Registrant

No person is directly or indirectly controlled by Registrant. Symetra Life Insurance Company (“Symetra”) established Symetra Separate Account SL (“Registrant”) by resolution of its Board of Directors pursuant to Washington law.  Symetra Life is a wholly owned subsidiary of Symetra Financial Corporation.  Symetra Financial Corporation is organized under Delaware law and Symetra Life is organized under Washington law.  All subsidiaries are included in consolidated financial statements.  In addition, Symetra Life Insurance Company files a separate financial statement in connection with its issuance of products associated with its registration statement.  Following is an organization chart of Symetra Financial Corporation.

Name	Ownership	State of Incorporation	Business
Symetra Financial Corporation	Holding Company	DE	Insurance Holding Company
Symetra Life Insurance Company	100% Symetra Financial Corporation	WA	Life Insurance Company

Symetra National Life Insurance Company	100% Symetra Life Insurance Company	WA	Life Insurance Company
First Symetra National Life Insurance Company of New York	100% Symetra Life Insurance Company	NY	Life Insurance Company
Symetra Assigned Benefits Service Company	100% Symetra Financial Corporation	WA	Structured Settlements Assignments and Factoring
Symetra Administrative Services, Inc.	100% Symetra Financial Corporation	WA	Holding Company
Employee Benefit Consultants, Inc.	100% Symetra Administrative Services, Inc.	WI	Third Party Administrator
Wisconsin Pension and Group Services, Inc.	100% Symetra Administrative Services, Inc.	WI	Insurance Agency
Symetra Securities, Inc.	100% Symetra Financial Corporation	WA	Broker Dealer/ Underwriter
Symetra Services Corporation	100% Symetra Financial Corporation	WA	Administrative Services
Symetra Investment Services, Inc.	100% Symetra Financial Corporation	WA	Broker Dealer
TFS Training & Consulting, Inc.	100% Symetra Financial Corporation	WA	Training and Consulting
Clearscape Funding Corporation	100% Symetra Financial Corporation	WA	Factoring payment streams.

Item 29:  Indemnification

Under its Bylaws, Symetra Life, to the full extent permitted by the Washington Business Corporation Act, shall indemnify any person who was or is a party to any proceeding (whether brought by or in the right of Symetra Life or otherwise) by reason of the fact that he or she is or was a director of Symetra Life, or, while a director of Symetra Life, is or was serving at the request of Symetra Life as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

Symetra Life shall extend such indemnification as is provided to directors above to any person, not a director of Symetra Life, who is or was an officer of Symetra Life or is or was serving at the request of Symetra Life as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan. In addition, the Board of Directors of Symetra Life may, by resolution, extend such further indemnification to an officer or such other person as it may seem fair and reasonable in view of all relevant circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Symetra Life pursuant to such provisions of the bylaws or statutes or otherwise, Symetra Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Symetra Life of expenses incurred or paid by a director, officer or controlling person of Symetra Life in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Policies issued by the Separate Account, Symetra Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

Item 30.  Principal Underwriters

a.                           Symetra Securities, Inc., the principal underwriter for the Policies, also acts as the principal underwriter for other Symetra Life variable life policies, Symetra Life’s variable annuity contracts and group variable annuity contracts.

b.                          The following information is provided for each officer and director of the principal underwriter:

Name	Positions and Offices with Underwriter	Principal Business Address
Linda C. Mahaffey	Director and President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Roger F. Harbin	Director, Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Joanne M. Salisbury	Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

LeeAnna G.K. Glessing	Treasurer and Financial Principal	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Allyn D. Close	Director	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Michael F. Murphy	Assistant Vice President and Chief Compliance Officer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Scott L. Bartholomaus	Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

c.                           During the fiscal year ended December 31, 2005, Symetra Securities, Inc. received $564,045 in commissions for the distribution of certain variable life insurance policies sold in connection with Registrant of which no payments were retained.  Symetra Securities, Inc. did not receive any other compensation in connection with the sale of Registrant’s contracts.

Item 31.  Location of Accounts and Records

Symetra Life Insurance Company at 777 108th Avenue NE, Suite 1200 Bellevue, Washington 98004 maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 32.  Management Services

Not Applicable

Item 33.  Fee Representation

Pursuant to the Investment Company Act of 1940, Symetra Life represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Symetra Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of the Registration Statement and has duly caused this Registration Statement to be signed on its behalf thereto duly authorized, in the City of Bellevue and State of Washington on the 20th day of December,  2006.

Symetra Separate Account SL
(Registrant)

By:	Symetra Life Insurance Company

By:	Randall H. Talbot *
Randall H. Talbot, President

By: Symetra Life Insurance Company
(Depositor)

By:	Randall H. Talbot *
Randall H. Talbot, President

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.  Those signatures with an asterisk indicate that the signature was supplied by a duly appointed attorney-in-fact under a valid Power of Attorney which is filed herewith

NAME	TITLE

Allyn D. Close *	Director and Senior Vice President
Allyn D. Close

Jennifer V. Davies *	Director and Senior Vice President
Jennifer V. Davies

/s/ Roger F. Harbin	Director and Executive Vice President
Roger F. Harbin

Margaret A. Meister*	Director, Chief Financial Operator, Executive Vice
Margaret A. Meister	President and Chief Actuary

Colleen M. Murphy *	Vice President, Controller, Treasurer and
Colleen M. Murphy	Assistant Secretary

George C. Pagos *	Director, Vice President, General Counsel and
George C. Pagos	Secretary

Randall H. Talbot *	Director and President
Randall H. Talbot

Power of Attorney

Symetra Life Insurance Company, a Washington Corporation (the “Company”), and each of its undersigned officers and directors, hereby nominate and appoint George C. Pagos, Roger F. Harbin and Margaret A. Meister, each with power to act alone, their true and lawful attorney-in-fact and agent, for them and in their names and places in any and all capacities, to execute and sign all amendments to the following Registration Statements under the Securities Act of 1933 and the Investment Company Act of 1940:

Separate Account	‘40 Act Filing Number	Products	’33 Act Filing Number
Symetra Resource Variable Account B	811-4716	Spinnaker Plus Resource B	33-69600 33-06546

Symetra Separate Account C	811-8052	Spinnaker Spinnaker Advisor Spinnaker Choice Symetra Focus Mainsail	33-69712 333-41622 333-111216 333-137411 33-60331

Symetra Deferred Variable Annuity Account	811-4961	Symetra Deferred Annuity	333-65087

Symetra Separate Account SL	811-4909	Premier Accumulation Life Symetra Complete Symetra Complete Advisor Enhanced Accumulation Life	333-30329 333-136776 333-137015 33-10248

The undersigned officers and directors, further nominate and appoint George C. Pagos, Roger F. Harbin and Margaret A. Meister, each with power to act alone, to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of the variable insurance products issued from the Separate Accounts, such amendments and any supplements thereto, as well as any and all exhibits and other documents necessary or desirable to such amendment or supplement process, granting to such attorney full power and authority to do and perform each and every act necessary and/or appropriate as fully and with all intents and purposes as the Company itself and the undersigned officers and directors themselves might or could do.

IN WITNESS WHEREOF, SYMETRA LIFE INSURANCE COMPANY has caused this power of attorney to be executed in its full name and by its President and attested by its Secretary, and the undersigned officers and directors have each executed such power of attorney, on the 31st day of October, 2006.

SYMETRA LIFE INSURANCE COMPANY

By:	/s/ Randall H. Talbot
Randall H. Talbot, President

ATTEST:

/s/ George C. Pagos
George C. Pagos, Secretary

NAME	TITLE

/s/ Allyn D. Close	Director
Allyn D. Close

/s/ Jennifer V. Davies	Director
Jennifer V. Davies

/s/ Roger F. Harbin	Director and Executive Vice President
Roger F. Harbin

/s/ Margaret A. Meister	Director, Chief Financial Operator, Executive
Margaret A. Meister	Vice President and Chief Actuary

/s/ Colleen M. Murphy	Vice President, Controller, Treasurer and
Colleen M. Murphy	Assistant Secretary

/s/ George C. Pagos	Director, Vice President, General Counsel
George C. Pagos	and Secretary

/s/ Randall H. Talbot	Director and President
Randall H. Talbot